As filed with the Securities and Exchange Commission on March 25, 2002
Registration No. 333-57871

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ramco-Gershenson Properties Trust

(Exact name of registrant as specified in its charter)

Maryland	13-6908486
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27600 Northwestern Highway, Suite 200

Southfield, Michigan 48034
(248) 350-9900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis E. Gershenson

Chief Executive Officer
Ramco-Gershenson Properties Trust
27600 Northwestern Highway, Suite 200
Southfield, Michigan 48034
(248) 350-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Donald J. Kunz, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave. Detroit, Michigan 48226-3583 (313) 465-7454 (telephone) (313) 465-7455 (facsimile)	Richard L. Muglia, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3710 (telephone) (212) 735-2000 (facsimile)

      Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of securities	Amount to be	aggregate price	aggregate	Amount of
to be registered	registered	per share(1)	offering price(1)	registration fee

Common Shares of Beneficial Interest, $0.01 par value	3,450,000	$17.92	$61,824,000	$5,688(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended based on the average of the high and low sales price of the common shares on the New York Stock Exchange on March 18, 2002.

(2)	Includes $5,688 previously paid with the Registration Statement filed on June 26, 1998.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 22, 2002

Ramco-Gershenson Properties Trust

3,000,000 Shares

Common Shares of Beneficial Interest

This is a public offering of 3,000,000 common shares of beneficial interest of Ramco-Gershenson Properties Trust.

Our common shares are listed on The New York Stock Exchange under the symbol “RPT.” On March 21, 2002, the last reported sale price of our common shares was $18.10.

Investing in the common shares involves risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public offering price	$	.	$
Underwriting discounts and commissions	$	.	$
Proceeds, before expenses, to Ramco-Gershenson Properties Trust	$	.	$

We have granted the underwriters the right to purchase up to 450,000 additional common shares to cover over-allotments.

Deutsche Banc Alex. Brown

McDonald Investments Inc.

Robertson Stephens

The date of this prospectus is                     , 2002

WHERE YOU CAN GET MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
COMMON SHARE PRICE AND DIVIDEND PERFORMANCE
DESCRIPTION OF THE COMPANY
ORGANIZATIONAL STRUCTURE
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEBTEDNESS OUTSTANDING AFTER THIS OFFERING
AFFILIATED TRANSACTIONS
MANAGEMENT
RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES
FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
FINANCIAL INFORMATION
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS December 31, 2001 and 2000
CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 2001, 2000 and 1999
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME Years Ended December 31, 2001, 2000 and 1999
CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2001, 2000 and 1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
Amendment #1 to Form S-3
Opinion of Ballard Spahr Andrews and Ingersoll LLP
Opinion of Honigman Miller Schwartz & Cohn LLP
Stock Redemption Agreement
Consent and Report on Schedule from Deloitte

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy the common shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of our common shares.

WHERE YOU CAN GET MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, also known as the “SEC”. You can receive copies of these reports, proxy and information statements and other information, at prescribed rates, from the SEC by addressing written requests to the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read and copy our reports, proxy and information statements, and any other information or materials we file with the SEC at the public reference facilities and at the regional offices of the SEC, in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 to register the common shares that we are offering in this prospectus. This prospectus is part of the registration statement and does not include all of the information contained in the registration statement. For further information about us and the common shares offered, you should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC’s public reference facilities at the addresses listed above.

      Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of those documents and when any of those documents is an exhibit to the registration statement, each such statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information and reports we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate in this prospectus by reference is an important part of this prospectus, and some of the information that we file after the date of this prospectus with the SEC will be incorporated automatically in this prospectus and update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the common shares offered by this prospectus.

•	our annual report on Form 10-K for the year ended December 31, 2001 (except for Item 8), and

•	the description of our common shares contained in our registration statement on Form 8-A filed with the SEC on November 1, 1988 (which incorporates by reference pages 101-119 of our prospectus/ proxy statement filed with the SEC on November 1, 1988), as updated by the description of our common shares contained in our definitive proxy statement on Schedule 14A for our special meeting of shareholders held on December 18, 1997.

i

      We will provide, without charge, at the written or oral request of anyone to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing. Written requests should be directed to Ramco-Gershenson Properties Trust, 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034, Attention: Dawn Garcia-Hendershot. Telephone requests may be directed to (248) 728-1526.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus are forward-looking statements. These forward-looking statements include statements relating to our performance in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Description of the Company” sections of this prospectus. In addition, we may make forward-looking statements in future filings with the SEC and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict” or similar expressions, with respect to various matters.

      It is important to note that our actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors, which include those factors discussed under “Risk Factors,” beginning on page 8, and the following:

•	our success or failure in implementing our business strategy,

•	economic conditions generally and in the commercial real estate and finance markets specifically,

•	our cost of capital, which depends in part on our asset quality, our relationships with lenders and other capital providers, our business prospects and outlook and general market conditions, and

•	changes in governmental regulations, tax rates and similar matters.

      You should read this prospectus, as well as the documents incorporated by reference in them, including our financial statements and the notes to financial statements, before deciding whether to invest in our common shares.

      All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

ii

SUMMARY

      This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus and the documents incorporated by reference carefully. Throughout this prospectus we refer to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust, and its subsidiaries, including Ramco-Gershenson Properties, L.P. and Ramco-Gershenson, Inc., and their predecessors, as “we”, “our” and “us,” unless otherwise noted.

Our Business

      We are a fully integrated, self-administered and self-managed real estate investment trust, also known as a “REIT,” that develops, acquires, manages and owns community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States. As of December 31, 2001, we had a portfolio of 57 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our properties consist of 56 community shopping centers, nine of which are power centers and three of which are single tenant facilities. We also own one enclosed regional mall. Our shopping centers are located in convenient and easily-accessible locations with abundant parking which are close to residential communities and offer excellent visibility for our tenants and easy access for shoppers.

      For approximately half a century, Ramco-Gershenson, Inc. and its predecessor developed and owned shopping centers throughout the United States. Over that time, we developed or acquired over 60 shopping centers with a total of over 16.5 million square feet.

      In May 1996, RPS Realty Trust acquired through a reverse merger substantially all the shopping centers and retail properties as well as the management company and business operations of Ramco-Gershenson, Inc. and certain of its affiliates. The resulting trust changed its name to Ramco-Gershenson Properties Trust.

Competitive Strengths

      Based on our long history in the shopping center industry, the caliber of our management team and the quality of our assets, we feel that we are uniquely positioned to capitalize on opportunities in the real estate market as they present themselves.

     Community Shopping Center Focus

      We are predominantly a community shopping center company with a focus on acquiring, developing and managing centers primarily anchored by grocery stores and nationally- recognized discount department stores. It is our belief that centers with a grocery and/or discount component attract consumers seeking value-priced products. Since these products are required to satisfy everyday needs, customers usually visit the centers on a weekly basis.

     Markets In Which We Operate

      Our shopping centers are primarily located in major metropolitan areas in the midwestern and southeastern regions of the United States. Within specific markets, we seek a convenient and easily accessible location with abundant parking facilities, close to residential communities, with excellent visibility for our tenants and easy access for shoppers. In both of these regions we have concentrated a number of centers in reasonable proximity to each other in order to achieve market penetration as well as efficiencies in management, oversight and purchasing.

     Proactive Asset Management

      We use our asset management personnel to perform a variety of functions, including playing a major role in creating and assessing leasing, redevelopment, acquisition and development opportunities. Our proactive approach to leasing has allowed us to consistently maintain a high occupancy rate, ranging between 93.0% and 95.5% during each of the last five years. Our asset management team also helps to ensure that our centers remain competitive in their respective trade areas. In addition, when considering an acquisition, we use our experience and tenant contacts to look for value-added opportunities. We maintain strong relationships with national and regional anchor tenants, allowing us to assess their interest in our prospective developments.

     Experienced Management Team

      Our management team has an average of approximately 27 years of experience in the real estate industry, including acquisition, development, financing, leasing and asset management experience. Our 45-year history as a shopping center developer provides us with the ability to discover attractive investment opportunities. Our management and trustees currently own 19.9% of our company (assuming the conversion into our common shares of all of our outstanding preferred shares and all of the outstanding units in our operating partnership but excluding our outstanding stock options), which aligns management’s interests with that of our shareholders.

Business Strategy

      Our goal is to maximize total return for our shareholders by improving operating income and enhancing asset value. We pursue our goal through:

•	An aggressive approach to repositioning, renovating and expanding our shopping centers. Since 1996, we have completed the repositioning of 21 shopping centers, producing a weighted average return on incremental invested capital of 14.6%.

•	The acquisition of community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States with a focus on grocery and nationally-recognized discount department store anchor tenants.

•	The development of new shopping centers in emerging areas in metropolitan markets in which we currently operate and where we believe demand for a center exists.

•	A proactive approach to leasing unoccupied spaces and occupied spaces where leases are about to expire.

Geographic Diversification

      The following table sets forth the distribution by region and by state of our gross leaseable area and annualized base rent as of December 31, 2001.

		Company Owned
		Gross Leaseable Area		Annualized Base Rent(2)

	Number of		% of Total		% of Total
Region/State	Properties	Total Sq. Ft.(1)	Portfolio	Total	Portfolio

Midwestern
Michigan	22	4,093,003	41.8	$30,310,224	43.6
Ohio	4	786,696	8.0	6,621,321	9.5
Wisconsin	2	538,413	5.5	3,963,058	5.7

Subtotal Midwestern	28	5,418,112	55.4	40,894,604	58.8
Southeastern
Florida	10	1,197,579	12.2	7,712,971	11.1
Tennessee	6	806,590	8.2	4,515,575	6.5
Georgia	4	547,331	5.6	3,213,370	4.6
North Carolina	3	544,627	5.6	3,194,857	4.6
South Carolina	2	433,588	4.4	2,561,631	3.7
Alabama	1	126,701	1.3	787,937	1.1

Subtotal Southeastern	26	3,656,416	37.4	21,986,342	31.6
Mid-Atlantic
New Jersey	1	224,138	2.3	2,716,554	3.9
Virginia	1	240,042	2.5	2,556,412	3.7
Maryland	1	250,016	2.6	1,416,244	2.0

Subtotal Mid-Atlantic	3	714,196	7.3	6,689,211	9.6

Total	57	9,788,724	100.0	$69,570,157	100.0

(1)	Represents (a) gross leaseable area with respect to our shopping centers and (b) rentable square feet with respect to our single-tenant properties.

(2)	We calculate annualized base rent for all leases in place on December 1, 2001 by multiplying total base rent for December 2001 by 12.

Occupancy

      The following table sets forth the occupancy rates by category of our properties for 2000 and 2001. Our overall occupancy rates for 2000 and 2001 were 93.7% and 95.5%, respectively.

	2000	2001

Community Centers	94.2%	95.6%
Enclosed Regional Mall	89.9	94.0

Year End Results

      Our diluted funds from operations for the twelve months ended December 31, 2001 were $31.6 million, up from $30.1 million for the twelve months ended December 31, 2000, representing a 4.9% increase. Our total revenues for the twelve months ended December 31, 2001 increased 2.8%, or $2.4 million, to $91.0 million, from $88.5 million for the twelve months ended December 31, 2000.

      During 2001, we acquired two new shopping centers through joint ventures in which we have a 40% interest for an aggregate purchase price of approximately $27 million, and we sold two shopping centers and four outparcels for approximately $29 million. We also completed three redevelopment projects, commenced expansion of two shopping centers and announced the de-malling and expansion of one of our shopping centers.

Recent Developments

      Two of our tenants, Kmart Corporation and Jacobson Stores Inc., filed for Chapter 11 bankruptcy protection during January 2002. Jacobson is an anchor tenant at one of our shopping centers, with a total annualized base rent at December 31, 2001 of approximately $158,000. Kmart is our second largest tenant (based on the percentage of our total annualized base rent) and leases ten locations with a total annualized base rent at December 31, 2001 of approximately $4,242,000. Builders Square is the lessee of two of these ten locations under leases guaranteed by Kmart. Kmart has rejected the lease guarantee for one of these locations, which is presently vacant. The other Builders Square location has been subleased to two subtenants. The eight other Kmart leases are located in major metropolitan markets. On March 8, 2002, Kmart announced its intention to close 284 stores, including three stores leased from us. Kmart will continue to be obligated under the leases for these stores unless it rejects the leases as part of its bankruptcy proceedings.

      On March 14, 2002, we entered into an agreement to redeem 1,200,000 of our series A preferred shares upon consummation of a public offering of our common shares on or before September 26, 2002. We may also elect to redeem the shares before that date if we secure alternative financing of the redemption price. We issued these series A preferred shares beginning in September 1997 for a price of $25.00 per share. The redemption price for the shares depends on the public offering price of the common shares sold in this offering, but the redemption price will not be less than $22.14 per series A preferred share, or approximately $26.6 million in the aggregate. If the public offering price of the common shares sold in this offering is $18.10, which was the last sale price for our common shares reported on the New York Stock Exchange for March 21, 2002, the redemption price for the series A preferred shares would be $23.00 per share, or $27.6 million in the aggregate. The holder of the remaining 200,000 of our outstanding series A preferred shares has elected not to have us redeem its shares, and these series A preferred shares will automatically convert into 286,537 common shares upon the consummation of this offering.

      We have recently decided to exercise our option to purchase the equity of our joint venture partner in RPT/Invest L.L.C., which owns the Rivertowne Square and Chester Springs shopping centers upon the completion of this offering. Pursuant to the terms of the limited liability company agreement for this joint venture, we have the option to purchase these shopping centers within 36 months of their original acquisition for a purchase price which is sufficient to provide the joint venture with a 20% internal rate of return compounded annually, after payment of all expenses, on the capital invested by the joint venture in the shopping centers. Assuming that we exercise the option to purchase the equity of our joint venture partner in RPT/Invest L.L.C. on April 30, 2002, we estimate that the purchase price would be approximately $9.1 million.

The Offering

Common Shares Offered by Us	3,000,000 shares

Common Shares to be Outstanding after the Offering	10,378,063 shares (10,828,063 shares if the underwriters exercise their overallotment option in full)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $49,800,000. We intend to use these proceeds to redeem 1,200,000 of our series A preferred shares, to purchase the equity of our joint venture partner in two projects and to pay down outstanding balances under our credit facility.

New York Stock Exchange Symbol	RPT

Public Offering Price	$ . per share

Current Quarterly Dividends per Share	$0.42 per share

      The number of common shares outstanding after the offering is based on the number of common shares outstanding as of December 31, 2001. This number does not include shares reserved for issuance upon the exercise of outstanding options, the conversion of preferred shares and the exchange of units in our operating partnership, as detailed in “Capitalization” on page 17.

      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Corporate Information

      Our executive offices are located at 27600 Northwestern Highway, Suite 200, Southfield, Michigan 48034. Our telephone number is (248) 350-9900.

Summary Financial Data

      The following summary financial data as of December 31, 1997, 1998, 1999, 2000 and 2001, and for each of the years in the five-year period ended December 31, 2001 have been derived from our audited financial statements, some of which appear elsewhere in this prospectus together with the report of Deloitte & Touche LLP, independent auditors. This summary financial data might not be a good indicator of our results for 2002. You should read the summary financial data together with our financial statements and the notes to our financial statements and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended or At December 31,

	1997	1998	1999	2000	2001

Operating Data (in thousands, except per share amounts):
Total revenue	$59,244	$76,755	$84,299	$88,532	$90,973
Operating income	12,856	12,413	15,984	13,969	13,303
Gain on sale of real estate			974	3,795	5,550
Net income before cumulative effect of change in accounting principle	9,198	8,658	11,839	13,020	13,863
Cumulative effect of change in accounting principle(1)				(1,264)
Net income	9,198	8,658	11,839	11,756	13,863
Preferred share dividends	278	1,614	3,407	3,360	3,360
Net income available to common shareholders	8,920	7,044	8,432	8,396	10,503

Per Common Share Data:
Earning per share after cumulative effect of change in accounting principle:
Basic	$1.25	$0.99	$1.17	$1.17	$1.48
Diluted	1.25	0.98	1.17	1.17	1.47
Distributions to shareholders	$11,967	$11,970	$12,126	$12,091	$11,942
Weighted average basic shares outstanding	7,123	7,133	7,218	7,186	7,105
Weighted average diluted shares outstanding	7,148	7,165	7,218	7,187	7,125

Balance Sheet Data:
Cash and cash equivalents	$5,033	$4,550	$5,744	$2,939	$5,542
Accounts receivable — net	6,035	9,864	12,791	15,954	17,627
Investment in real estate (before accumulated depreciation)	473,213	535,980	542,955	557,995	557,349
Total assets	484,682	544,404	550,506	560,284	552,729
Mortgages and notes payable	295,618	328,248	337,552	354,008	347,275
Total liabilities	314,436	348,727	358,662	374,439	371,167
Minority interest	42,282	48,535	48,396	47,301	48,157
Shareholders equity	127,964	147,142	143,448	138,544	133,405

	Year Ended or At December 31,

	1997	1998	1999	2000	2001

Other Data:
Funds from operations — diluted(2)	$20,778	$24,330	$28,868	$30,126	$31,607
Funds available for distribution(3)	17,342	21,226	25,245	24,985	28,572
Cash provided by operating activities	17,026	16,794	23,954	17,126	24,556
Cash provided by (used in) investing activities	(153,183)	(38,280)	(10,703)	(12,779)	5,774
Cash (used in) provided by financing activities	137,649	21,003	(12,057)	(7,152)	(27,727)
Number of properties	50	54	54	56	57
Company owned GLA (in thousands)	8,372	9,029	9,213	10,043	9,789
Occupancy rate	93.6%	93.1%	93.0%	93.7%	95.5%

(1)	In 2000, we changed our method of accounting for percentage rental revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” See Note 12 in the accompanying financial statements.

(2)	We generally consider funds from operations, also known as “FFO,” an appropriate supplemental measure of our financial performance because it is predicated on cash flow analyses. We have adopted the most recent National Association of Real Estate Investment Trusts definition of FFO, which was amended effective January 1, 2000. Under that definition, FFO represents income before minority interest, excluding extraordinary items, as defined under accounting principles generally accepted in the United States of America, gains on sales of depreciable property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our computation of FFO may, however, differ from the methodology for calculating FFO utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies.

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America and should not be considered an alternative to net income as an indication of our performance or to cash flows from operating activities as a measure of liquidity or our ability to pay distributions. Furthermore, while net income and cash generated from operating, investing and financing activities, determined in accordance with accounting principles generally accepted in the United States of America, consider capital expenditures which have been and will be incurred in the future, the calculation of FFO does not.

(3)	We define funds available for distribution as funds from operations –diluted, as defined above, less straight line rent and non-recoverable recurring capital expenditures, plus amortization of management contracts. Our computation of funds available for distribution may, however, differ from the methodology for calculating funds available for distribution utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies. Funds available for distribution should not be considered an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or our ability to pay distributions. Furthermore, while net income and cash generated from operating, investing and financing activities, determined in accordance with accounting principles generally accepted in the United States of America consider capital expenditures which have been and will be incurred in the future, the calculation of funds available for distribution does not.

RISK FACTORS

      Investing in our common shares involves risk. You should carefully consider the specific factors listed below, together with the cautionary statements under the caption “Forward Looking Statements” and the other information included in this prospectus and the documents incorporated by reference, before purchasing our common shares. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Adverse market conditions may impede our ability to collect lease payments, which could adversely affect our business and operating results.

      The economic performance and value of our real estate assets are subject to all the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Our current properties are located in 12 states in the midwestern, southeastern and mid-Atlantic regions of the United States. The economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industries may result in a business downturn for our tenants, and as a result, these tenants may fail to make rental payments, decline to extend leases upon expiration, delay lease commencements or declare bankruptcy.

      Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant’s lease, causing material losses to us and adversely impacting our operating results. If our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be adversely affected. During 2001, seven of our tenants filed for bankruptcy protection, representing a total of 15 locations. These tenants represented approximately 1.7% of our annualized base rental income at December 31, 2001. During January 2002, two more of our tenants filed for bankruptcy protection, including Kmart Corporation, which represented approximately 6.1% of our annualized base rental income at December 31, 2001.

      In particular, if any of our anchor tenants becomes insolvent, suffers a downturn in business, or decides not to renew its lease or vacates a property and prevents us from re-letting that property by continuing to pay rent for the balance of the term, it may adversely impact our business. In addition, a lease termination by an anchor tenant or a failure of an anchor tenant to occupy the premises could result in lease terminations or reductions in rent by some of our non-anchor tenants in the same shopping center pursuant to the terms of their leases. In that event, we may be unable to re-let the vacated space.

      Similarly, the leases of some anchor tenants may permit them to transfer their leases to other retailers. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease which would reduce the income generated by that retail center. In addition, a transfer of a lease to a new anchor tenant could also give other tenants the right to make reduced rental payments or to terminate their leases with us.

We may be unable to collect balances due from any tenants in bankruptcy, which would adversely affect our operating results.

      Any bankruptcy filings by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant, the lease guarantor or their property, unless we receive an order permitting us to do so from the bankruptcy court. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if at all, which may adversely affect our operating results and financial condition.

      Although five of our seven tenants who declared bankruptcy in 2001 have made full and timely payments of rent to us following their bankruptcy filings, six of these seven tenants owed us a combined total of approximately $167,000, as of February 28, 2002, in unpaid rent relating to the period prior to their bankruptcy filings. Our two tenants who declared bankruptcy in January 2002, Kmart Corporation and Jacobson Stores, Inc., owed us approximately $684,000 and $96,000, respectively, as of February 28, 2002, in unpaid rent relating to the period prior to their bankruptcy filings, including approximately $171,000 relating to a lease which has been rejected by Kmart. If leases are rejected, we may not be able to collect the related unpaid amounts. In addition, we cannot assure you that these tenants will continue to pay us rent.

Several of our tenants represent a significant portion of our leasing revenues.

      As of December 31, 2001, we received 8.7% of our annualized base rent from Wal-Mart Stores Inc. and 6.1% from Kmart Corporation. Five other tenants each represented at least 2.0% of our total annualized base rent. The concentration in our leasing revenues from a small number of tenants creates the risk that, should these tenants experience financial difficulties, our operating results could be adversely affected.

We face competition for the acquisition and development of real estate properties, which may impede our ability to grow our operations or may increase the cost of these activities.

      We compete with many other entities for the acquisition of retail shopping centers and land that is appropriate for new developments, including other REITs, institutional pension funds and other owner-operators of shopping centers. These competitors may increase the price we pay to acquire properties or may succeed in acquiring those properties themselves. In addition, the sellers of properties we wish to acquire may find our competitors to be more attractive buyers because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. This would increase demand for these properties and therefore increase the prices paid for them. If we pay higher prices for properties or are unable to acquire suitable properties at reasonable prices, our financial condition and operating results may be adversely affected.

We may not be successful in identifying or completing suitable acquisitions and new developments that meet our criteria, which may affect our financial results and impede our growth.

      Integral to our business strategy is our ability to continue to acquire and develop properties. We may not be successful in identifying suitable real estate properties that meet our acquisition criteria and are compatible with our growth strategy or in consummating acquisitions or investments on satisfactory terms. We also may not be successful in identifying suitable areas for new development, negotiating for the acquisition of the land, obtaining required permits and authorizations, completing developments in accordance with our budgets and on a timely basis or leasing any newly-developed space. If we fail to identify or complete suitable acquisitions or developments within our budget, our financial condition and results of operations could be adversely affected and our growth could slow, which in turn could adversely impact our share price.

Our redevelopment projects may not yield anticipated returns, which would adversely affect our operating results.

      A key component of our business strategy is exploring redevelopment opportunities at existing properties within our portfolio and in connection with property acquisitions. To the extent that we engage in these redevelopment activities, they will be subject to the risks normally associated with these projects, including, among others, cost overruns and timing delays as a result of the lack of availability of materials and labor, weather conditions and other factors outside of our control. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and adversely impact our operating results.

Competition may affect our ability to renew leases or re-let space on favorable terms and may require us to make unplanned capital improvements.

      We face competition from similar retail centers within the trade areas in which our centers operate to renew leases or re-let space as leases expire. Some of these competing properties may be newer, better located or better tenanted than our properties. In addition, any new competitive properties that are developed within the trade areas in which we operate may result in increased competition for customer traffic and creditworthy tenants. We may not be able to renew leases or obtain new tenants to whom space may be re-let as leases expire, and the terms of renewals or new leases (including the cost of required renovations or concessions to tenants) may be less favorable to us than current lease terms. Increased competition for tenants may require us to make capital improvements to properties which we would not have otherwise planned to make. In addition, we face competition from alternate forms of retailing, including home shopping networks, mail order catalogues and on-line based shopping services, which may limit the number of retail tenants that desire to seek space in shopping center properties generally. If we are unable to re-let substantial amounts of vacant space promptly, if the rental rates upon a renewal or new lease are significantly lower than expected, or if reserves for costs of re-letting prove inadequate, then our earnings and cash flow will decrease.

We may be restricted from re-letting space based on existing exclusivity lease provisions with some of our tenants.

      In many cases, our leases contain provisions giving the tenant the exclusive right to sell clearly identified types of merchandise or provide specific types of services within the particular retail center or limit the ability of other tenants to sell that merchandise or provide those services. When releasing space after a vacancy, these provisions may limit the number and types of prospective tenants suitable for the vacant space. If we are unable to re-let space on satisfactory terms, our operating results would be adversely impacted.

Rising operating expenses could adversely affect our operating results.

      Our current properties and any properties we acquire in the future are and will be subject to risks associated with rising operating expenses, any or all of which may negatively affect us. If any property is not fully occupied or if rents being paid are not sufficient to cover operating expenses, then we could be required to expend funds for that property’s operating expenses. Our properties are subject to increases in real estate and other tax rates, utility costs, insurance costs, repairs and maintenance and administrative expenses.

      While most of our leases require that tenants pay all or a portion of the applicable real estate taxes, insurance and operating and maintenance costs, renewals of leases or future leases may not be negotiated on these terms, in which event we will have to pay those costs. If we are unable to lease properties on a basis requiring the tenants to pay all or some of these costs, or if tenants fail to pay required tax, insurance, utility and other expenses, we could be required to pay those costs, which could adversely affect our operating results.

The illiquidity of our real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties, which could adversely impact our financial condition.

      Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to complete the sale of a property. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly adversely affect our financial condition and operating results.

If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage limits, we could lose invested capital and anticipated profits.

      Catastrophic losses, such as losses resulting from wars, acts of terrorism, earthquakes, floods, hurricanes, tornadoes or other natural disasters, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Although we currently maintain “all risk” replacement cost insurance for our buildings, rents and personal property, commercial general liability insurance and pollution liability insurance, our insurance coverage may be inadequate if any of the events described above occurred to, or caused the destruction of, one or more of our properties. Under that scenario, we could lose both our invested capital and anticipated profits from that property.

RISKS RELATED TO OUR DEBT OBLIGATIONS

We have substantial debt obligations, including variable rate debt, which may impede our operating performance and put us at a competitive disadvantage.

      Required repayments of debt and related interest can adversely affect our operating performance. Upon completion of this offering, the application of the estimated net proceeds (assuming an offering price of $18.10 per share) and the consummation of the transactions described under “Use of Proceeds,” we expect to have approximately $356.2 million of outstanding indebtedness. Approximately $85.9 million of this debt will bear interest at a variable rate, and we have the ability to borrow an additional $20.8 million under our existing secured credit facility. Increases in interest rates on our existing indebtedness would increase our interest expense, which could adversely affect our cash flow and our ability to pay dividends. For example, if market rates of interest on our variable rate debt outstanding as of December 31, 2001 increased by 100 basis points, the increase in interest expense on our existing variable rate debt would decrease future earnings and cash flows by approximately $768,000 annually.

      The amount of our debt may adversely affect our business and operating results by:

•	requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for dividends,

•	placing us at a competitive disadvantage compared to our competitors that have less debt,

•	making us more vulnerable to economic and industry downturns and reducing our flexibility to respond to changing business and economic conditions, and

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

      Subject to compliance with the financial covenants in our borrowing agreements, our management and Board of Trustees have discretion to increase the amount of our outstanding debt at any time. We could become more highly leveraged, resulting in an increase in debt service costs that could adversely affect our cash flow and the amount available for distribution to our shareholders. If we increase our debt, we may also increase the risk of default on our debt.

Because we must annually distribute a substantial portion of our income to maintain our REIT status, we will continue to need additional debt and/or equity capital to grow.

      In general, we must annually distribute at least 90% of our taxable net income to our shareholders to maintain our REIT status. As a result, those earnings will not be available to fund acquisition, development or redevelopment activities. We have historically funded acquisition, development and redevelopment activities by:

•	borrowing from financial institutions,

•	retaining cash flow that we are not required to distribute to maintain our REIT status,

•	selling assets that we do not believe present the potential for significant future growth or that are no longer compatible with our business plan,

•	selling preferred shares, and

•	entering into joint venture transactions with third parties.

We expect to continue to fund our acquisition, development and redevelopment activities in this way. Our failure to obtain funds from these sources could limit our ability to grow, which could have a material adverse effect on the value of our common shares.

Our financial covenants may restrict our operating or acquisition activities, which may adversely impact our financial condition and operating results.

      The financial covenants contained in our mortgages and debt agreements reduce our flexibility in conducting our operations and create a risk of default on our debt if we cannot continue to satisfy them. The mortgages on our properties contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, if we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can ultimately take possession of the property securing the loan.

      In particular, our outstanding credit facility contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including limitations on total liabilities to assets and minimum debt service coverage and tangible net worth ratios. Our ability to borrow under our credit facility is subject to compliance with these financial and other covenants. We rely in part on borrowings under our credit facility to finance acquisition, development and redevelopment activities and for working capital. If we are unable to borrow under our credit facility or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted.

Mortgage debt obligations expose us to increased risk of loss of property, which could adversely affect our financial condition.

      Incurring mortgage debt increases our risk of loss because defaults on indebtedness secured by properties may result in foreclosure actions by lenders and ultimately our loss of the related property. We have entered into mortgage loans which are secured by multiple properties and contain cross collateralization and cross default provisions. Cross collateralization provisions allow a lender to foreclose on multiple properties in the event that we default under the loan. Cross default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan. For federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds.

TAX RISKS

      For purposes of this section, “we”, “our” and “us” refer to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust, including its predecessor, Ramco-Gershenson Properties Trust (formerly known as RPS Realty Trust), a Massachusetts business trust, but excluding all of its subsidiaries and affiliated entities.

We are involved in various tax disputes with the Internal Revenue Service and may not be able to resolve these disputes on satisfactory terms.

      We are involved in a dispute with the Internal Revenue Service, also known as the “IRS,” that relates to its examination of our taxable years ended December 31, 1991 through 1995. During the third quarter of 1994, we held more than 25% of the value of our total assets in short-term Treasury Bill reverse repurchase agreements, which could be viewed as non-qualifying assets for purposes of determining whether we qualified to be taxed as a REIT. We requested that the IRS enter into a closing agreement with us that our ownership of the short-term Treasury Bill reverse repurchase agreements would not adversely affect our status as a REIT. The IRS deferred any action relating to this issue pending the further examination of our taxable years ended December 31, 1991 through 1994. As discussed below, the IRS has proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements.

      If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates for such year, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and, unless we were indemnified against such tax liability, would reduce the amount of cash we have available for distribution to our shareholders, which in turn could have a material adverse impact on the value of, and trading prices for, our common shares. In addition, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification unless we were to qualify for relief under applicable Internal Revenue Code provisions. See “Federal Income Tax Considerations” beginning on page 61 of this prospectus for a discussion of the material federal income tax consequences relating to us and our common shares.

      In May 1996, we acquired substantially all of the shopping center and retail properties, as well as the management organization and business operations, of Ramco-Gershenson, Inc. and certain of its affiliates. At that time, we contributed seven mortgage loans, three real estate properties and other assets to Atlantic Realty Trust, a newly formed REIT (referred to in this section as “Atlantic”), and distributed all of the stock of Atlantic to our shareholders. In connection with the organization of Atlantic and distribution of all of its stock, we entered into a tax agreement with Atlantic under which Atlantic assumed all tax liability arising out of the IRS’ then ongoing examination, excluding any tax liability relating to any actions or events occurring, or any tax return position taken, after May 10, 1996, but including liabilities for interest, penalties, additions to tax and costs relating to covered taxes. In addition, the tax agreement provides that, to the extent any taxes covered by the tax agreement can be avoided through the declaration of a “deficiency dividend” (that is, our declaration and payment of a current distribution that is permitted to relate back to the year for which the IRS determines a deficiency in order to satisfy the requirement for REIT qualification that we distribute a certain minimum percentage of our taxable income for such year), we will make, and Atlantic will reimburse us for the amount of, such deficiency dividend.

      In addition to examining our taxable years ended December 31, 1991 through 1994, the IRS has examined our taxable year ended December 31, 1995. Based on these examinations, the IRS has not only proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements, as noted above, but has also proposed to adjust (increase) our “REIT taxable income” for the taxable years ended December 31, 1991, 1992, 1993 and 1995. If sustained, the adjustments proposed by the IRS to our “REIT taxable income” would in and of themselves disqualify us as a REIT for at least some of these years unless we were to pay a deficiency dividend for each of the taxable years for which we would otherwise be disqualified as a REIT as a result of having failed to distribute a sufficient amount of our taxable income. We are continuing to dispute these issues with the IRS through an administrative appeals procedure. In addition, the IRS is currently conducting an examination of our taxable years ended December 31, 1996 and 1997, and of one of our subsidiary partnerships for the taxable years ended December 31, 1997 and 1998.

      Based on the second of two examination reports issued by the IRS, we could be liable for up to approximately $54.1 million in combined taxes, penalties and interest through March 31, 2002, for our taxable years ended December 31, 1991 through 1995. However, the second examination report acknowledges (as does the first examination report) that we can avoid disqualification as a REIT for our examined tax years other than for the tax year ended December 31, 1994 if we distribute a deficiency dividend to our shareholders. The distribution of a deficiency dividend would be deductible by us, thereby reducing our liability for federal income tax. Based on the second examination report, the proposed adjustments to our “REIT taxable income” would require us to pay a deficiency dividend to our current shareholders resulting in combined taxes, penalties, interest and deficiency dividends for our taxable years ended December 31, 1991 through 1995 of approximately $56.3 million as of March 31, 2002.

      If the IRS successfully challenges our status as a REIT for any taxable year, we would not be able to re-elect REIT status until the fifth taxable year following the initial year of disqualification (unless we were to qualify for relief under applicable Internal Revenue Code provisions). Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 1994 based on our ownership of the short-term Treasury Bill reverse repurchase agreements, we would not be able to re-elect REIT status until our taxable year which began January 1, 1999, unless we were to qualify for relief.

      In the notes to the consolidated financial statements made part of Atlantic’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2001, Atlantic has disclosed its liability for the tax deficiencies (and interest and penalties on the tax deficiencies) proposed to be assessed against us by the IRS for the taxable years ended December 31, 1991 through 1995, as reflected in each of the two examination reports issued by the IRS. We believe, but can provide no assurance, that Atlantic currently has sufficient assets to pay such tax deficiencies, interest and penalties. According to the quarterly report on Form 10-Q filed by Atlantic for its quarter ended September 30, 2001, Atlantic had net assets at September 30, 2001 of $60.0 million (determined pursuant to the liquidation basis of accounting). If the amount of tax, interest and penalties assessed against us ultimately exceeds the amounts proposed in each of the examination reports, however, because interest continues to accrue on the proposed tax deficiencies, or additional tax deficiencies are proposed or for any other reason, then Atlantic may not have sufficient assets to reimburse us for all amounts we must pay to the IRS, and we would be required to pay the difference out of our own funds. Accordingly, the ultimate resolution of any controversy over tax liabilities covered by the tax agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our shareholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the value of Atlantic’s net assets. Moreover, the IRS may assess us with taxes that Atlantic is not required under the tax agreement to pay, such as taxes arising from the recently-commenced examination of us for the taxable years ended December 31, 1996 and 1997, and of our subsidiary partnership for the taxable years ended December 31, 1997 and 1998. There can be no assurance, therefore, that the IRS will not assess us with substantial taxes, interest and penalties which Atlantic cannot, is not required to or otherwise does not pay. Our tax dispute is described in more detail under the caption “Federal Income Tax Considerations — Tax Audit” beginning on page 71 of this prospectus.

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for our shareholders.

      We operate in a manner so as to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the IRS as to our REIT status, we have received the opinion of Honigman Miller Schwartz and Cohn LLP with respect to our qualification as a REIT since the commencement of our taxable year which began January 1, 2002. This opinion was issued in connection with this offering of common shares. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Honigman Miller Schwartz and Cohn LLP represents only the view of our special tax counsel based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us and our Chief Executive Officer. Furthermore, both the validity of the opinion and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution and shareholder ownership requirements on a continuing basis, the results of which will not be monitored by Honigman Miller Schwartz and Cohn LLP.

      As discussed above, if we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and, unless we were indemnified against such tax liability, would reduce the amount of cash available to us for distribution to our shareholders, which in turn could have a material adverse impact on the value of, and trading prices for, our common shares.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of 3,000,000 common shares in this offering will be approximately $49,800,000, after payment of the underwriting discounts and estimated offering expenses payable by us, assuming a public offering price of $18.10 per common share.

      We intend to use the net proceeds of the sale of our common shares in this offering initially to pay down outstanding balances under our credit facility. Our credit facility expires in September 2003 and has a variable interest rate which is between 162.5 basis points and 225.0 basis points above LIBOR, depending on certain debt ratios, and was 200.0 basis points above LIBOR at December 31, 2001.

      Following the offering, we expect to borrow approximately $27.6 million under our credit facility to redeem 1,200,000 of our series A preferred shares. These shares were originally issued at a price of $25.00 per share, and we have entered into an agreement with the holders of these shares giving us the right to redeem the shares at a price per series A preferred share equal to the greater of (a) $22.14 or (b) the quotient obtained by dividing (1) the product of (A) $25.00 and (B) the public offering price of the common shares in this offering less $2.00 by (2) $17.50. Assuming a public offering price of $18.10 per common share for the shares sold in this offering, the redemption price for the series A preferred shares would be $23.00 per share or $27.6 million in the aggregate. The table below sets forth the redemption price for the series A preferred shares at various public offering prices for the shares sold in this offering.

Redemption Price
Public Offering Price	Per Series A
Per Common Share	Preferred Share

$17.50 or below	$22.14
$18.00	$22.86
$18.50	$23.57

We also plan to borrow approximately $9.1 million under our credit facility to purchase the equity of our joint venture partner in the Rivertowne Square and Chester Springs shopping centers.

      The description above is our estimated allocation of the estimated net proceeds from the sale of common shares in this offering. We might change the allocation among the categories discussed above or to new categories in response to, among other things, changes in our business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount of our expenses and their timing will vary depending on a number of factors, including changes in our expected operations or business plan and changes in economic and industry conditions. Any such shifts will be at the discretion of our Board of Trustees and officers.

CAPITALIZATION

      The following table sets forth our actual capitalization at December 31, 2001 and as adjusted to give effect to the sale of 3,000,000 common shares we are offering by this prospectus at an assumed public offering price of $18.10 per share, the application of the estimated net proceeds to us from that offering and the consummation of the transactions described under “Use of Proceeds.” See “Use of Proceeds.” You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to our financial statements included elsewhere in this prospectus.

	December 31, 2001

	Actual	As Adjusted

	(in thousands)
Debt:
Mortgage loans	$222,850	$244,850
Secured credit facility	102,300	89,208
Unsecured term loan	22,125	22,125

Total debt	347,275	356,183
Minority Interest	48,157	48,157
Shareholders’ equity:
Preferred shares, par value $0.01; 10,000,000 shares authorized; 1,400,000 series A preferred shares issued and outstanding (0 shares, as adjusted), liquidation value of $35,000,000 ($0, as adjusted)(1)	33,829	—
Common shares, par value $0.01; 30,000,000 shares authorized; 7,091,526 issued and outstanding (10,378,063 shares, as adjusted)(1)(2)	71	104
Additional paid-in capital	150,186	204,778
Accumulated other comprehensive loss	(3,179)	(3,179)
Cumulative distributions in excess of net income	(47,502)	(46,106)

Total shareholders’ equity	133,405	155,597

Total Capitalization	$528,837	$559,937

(1)	The number of preferred shares as adjusted reflects the automatic conversion upon the consummation of this offering of the 200,000 series A preferred shares which we will not redeem from the proceeds of this offering into 286,537 common shares.

(2)	The number of common shares outstanding as of December 31, 2001 does not include:

•	653,605 common shares issuable upon exercise of outstanding options granted under our stock option plans,

•	2,944,977 common shares issuable upon exchange of outstanding units in our operating partnership, Ramco-Gershenson Properties, L.P., and

•	2,005,763 common shares issuable upon conversion of our outstanding series A preferred shares.

      See Notes 14 and 15 of the accompanying financial statements.

COMMON SHARE PRICE AND DIVIDEND PERFORMANCE

      Our common shares are listed on The New York Stock Exchange under the trading symbol “RPT.” The following table sets forth, for the periods indicated, the range of high and low closing sales prices for our common shares as reported on The New York Stock Exchange and the cash dividends paid per share.

	High	Low	Dividends

Year Ended December 31, 2000
First Quarter	$14.875	$12.375	$0.42
Second Quarter	15.875	13.500	0.42
Third Quarter	15.562	13.875	0.42
Fourth Quarter	14.750	12.937	0.42
Year Ended December 31, 2001
First Quarter	$15.00	$13.25	$0.42
Second Quarter	17.55	13.70	0.42
Third Quarter	18.15	14.33	0.42
Fourth Quarter	17.57	16.05	0.42
Year Ending December 31, 2002
First Quarter (through March 21, 2002)	$18.10	$16.15	$0.42

      On March 21, 2002 the last sales price for our common shares reported on The New York Stock Exchange was $18.10 per share. As of December 31, 2001, we had 2,170 shareholders of record.

Dividend Policy

      Dividends are paid to our shareholders on a quarterly basis if, as and when declared by our Board of Trustees. In order to maintain our status as a REIT, we are generally required to distribute annually to our shareholders at least 90% of our adjusted “REIT taxable income” (as defined in the Internal Revenue Code).

      Future dividends on our common shares will be at the discretion of our Board of Trustees and will depend on, among other things, our results of operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, our debt service requirements and other factors as our Board of Trustees may deem relevant. In addition, our credit facility contains a financial covenant which could limit the amount of dividends we could pay in the event of a deterioration in our results of operations or financial condition and which prohibits the payment of dividends on our common shares in the event that we fail to pay when due (subject to any applicable grace period) any principal of or interest on borrowings under the credit facility. Accordingly, we cannot assure you that future dividends will be paid or sustained at current levels.

      Historically, our retained funds from operation have allowed us to maintain strong dividend coverage. The chart below sets forth our distribution coverage for each of the last two years:

	For the Year Ended
	December 31,

	2000	2001

Total Funds from Operations — Diluted	$30,126	$31,607
Less: Distributions	(20,362)	(20,233)
Retained Funds from Operations — Diluted	9,764	11,374

Diluted Funds from Operations Payout Ratio(1)	67.6%	64.0%
Distribution Coverage(2)	1.5	1.6

(1)	Represents distributions divided by total funds from operations — diluted.

(2)	Represents total funds from operations — diluted divided by distributions.

DESCRIPTION OF THE COMPANY

Overview

      We are a fully integrated, self-administered and self-managed real estate investment trust, also known as a “REIT,” that develops, acquires, manages and owns community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States. As of December 31, 2001, we had a portfolio of 57 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our shopping centers include 56 community shopping centers, including nine power centers and three single tenant facilities. We also own one enclosed regional mall. Our properties are located in convenient and easily-accessible locations with abundant parking which are close to residential communities and offer excellent visibility for our tenants and easy access for shoppers.

Historical Overview and Organizational Structure

      For approximately half a century, Ramco-Gershenson, Inc. and its predecessor developed and owned shopping centers throughout the United States. Over that time, we developed or acquired over 60 shopping centers with a total of over 16.5 million square feet.

      In May 1996, our predecessor, RPS Realty Trust, acquired through a reverse merger substantially all the shopping centers and retail properties as well as the management company and business operations of Ramco-Gershenson, Inc. and some of its affiliates. The resulting trust changed its name to Ramco-Gershenson Properties Trust and relocated its corporate office to Southfield, Michigan, where Ramco-Gershenson, Inc.’s officers assumed management responsibility. The trust also changed its operations from a mortgage REIT to an equity REIT and contributed seven mortgage loans, three real estate properties and other assets to Atlantic Realty Trust, an independent, newly formed liquidating REIT, all of the stock of which was distributed to the shareholders of the trust.

      In 1997, with approval from our shareholders, we changed our state of organization from Massachusetts to Maryland by terminating the Massachusetts trust and merging into a newly-formed Maryland real estate investment trust.

      We conduct substantially all of our business, and hold substantially all of our interests in our properties, through our operating partnership, Ramco-Gershenson Properties, L.P., either directly or indirectly through partnerships or limited liability companies which hold fee title to the properties. We have the exclusive power to manage and conduct the business of our operating partnership. As of December 31, 2001, our company owned approximately 70.7% of the interests in our operating partnership. Set forth below is a chart which depicts the structure of our organization as of December 31, 2001.

ORGANIZATIONAL STRUCTURE

(1)	After giving effect to this offering, approximately 96.4% of our common shares will be held by our public shareholders and approximately 3.6% by our executive officers and trustees. Units of our operating partnership are redeemable at the holder’s request. These units may be redeemed, at our option and in our sole discretion, either for common shares on a one-for-one basis and/or cash (based on the fair market value of an equivalent number of common shares at the time of redemption). If all units of the operating partnership were redeemed by us for common shares, our company would be owned approximately 82.0% by our public shareholders and approximately 18.0% by our executive officers and trustees. Our executive officers and trustees also hold stock options to acquire an aggregate of 505,000 common shares, which, if exercised in full, would reduce the percentage of our company owned by our public shareholders to 79.0% on a fully-diluted basis.

Competitive Strengths

      Based on our long history in the shopping center industry, the caliber of our management team and the quality of our assets, we believe that we are uniquely positioned to capitalize on opportunities in the real estate market as they present themselves.

     Community Shopping Center Focus

      We are predominantly a community shopping center company with a focus on acquiring, developing and managing centers primarily anchored by grocery stores and nationally-recognized discount department stores. It is our belief that centers with a grocery and/or discount component attract consumers seeking value-priced products. Since these products are required to satisfy everyday needs, customers usually visit the centers on a weekly basis. Our shopping centers are focused in metropolitan trade areas in the midwestern and the southeastern regions of the United States. We also own and operate three centers in the mid-Atlantic region of the United States. Our anchor tenants include Wal-Mart, Target, Kmart, Kohl’s, Home Depot and Lowe’s Home Improvement. Approximately 57.1% of our community shopping centers have grocery anchors, including Publix, A&P, Kroger, Super Valu, ShopRite, Kash ‘n Karry, Winn-Dixie, Giant Eagle and Meijer.

     Markets In Which We Operate

      Our shopping centers are primarily located in major metropolitan areas in the midwestern and southeastern regions of the United States. By focusing our energies on these markets, we have developed a thorough understanding of the unique characteristics of these trade areas. Based on data provided by Market Insight Group, 61.5% of our midwestern centers are located in trade areas with income levels that exceed the national average, and 84.0% of our southeastern centers are located within markets that exceed national average population growth rates. In both of these regions we have concentrated a number of centers in reasonable proximity to each other in order to achieve market penetration as well as efficiencies in management, oversight and purchasing.

     Proactive Asset Management

      We are proactive asset managers. We use our asset management personnel to perform a variety of functions, including playing a major role in creating and assessing leasing, redevelopment, acquisition and development opportunities. Our proactive approach to leasing has allowed us to consistently maintain a high occupancy rate, ranging between 93.0% and 95.5% during each of the last five years. As of December 31, 2001, our annual rate of tenant retention upon lease expiration averaged 73.0%. Our asset management team also helps to ensure that our centers remain competitive in their respective trade areas. For example, based on our asset managers’ recommendations, we have repositioned fully leased centers to take advantage of changes in retail trends and demographics. In addition, when considering an acquisition, we use our experience and tenant contacts to look for value-added opportunities which may not have been capitalized on by the existing owner and which may have been overlooked by our competitors. We are also able to use our tenant contacts to assess our customers’ needs for space when we evaluate potential development projects.

     Experienced Management Team

      Our management team has an average of approximately 27 years of experience in the real estate industry, including acquisition, development, financing, leasing and asset management experience. Over the last three decades, the members of our management team have taken advantage of the opportunities that are present in prosperous times and have met the challenges of working through market downturns. A number of our executives have worked for national retailers, providing them with unique insight into the business needs and demands of these anchor tenants. Our management team has a proven track record of adding value to our shopping centers. We feel that our management team’s knowledge of the markets in which we operate, established long-standing tenant relationships and ability to anticipate retailing trends provide us a key competitive advantage. Moreover, our management and trustees currently own 19.9% of our company (assuming the conversion into our common shares of all of our outstanding preferred shares and all of the outstanding units in our operating partnership but excluding our outstanding stock options), which aligns management’s interests with that of our shareholders.

Business Strategy

      Our goal is to maximize total return for our shareholders by improving operating income and enhancing asset value. We achieve this objective by owning and managing a portfolio of shopping centers located in attractive markets with strong economic and demographic characteristics.

      We pursue our goal through:

•	An aggressive approach to repositioning, renovating and expanding our shopping centers. Our management team assesses our centers annually to identify redevelopment opportunities and proactively engage in value-enhancing activities. These efforts have improved our property values and increased our operating income. They also keep our centers attractive, well tenanted and properly maintained. Since 1996, we have completed the repositioning of 21 shopping centers, producing a weighted average return on incremental invested capital of 14.6%. We calculate a redevelopment project’s return on incremental invested capital as the sum of the new tenant rents less the displaced tenant rents for the project, divided by the sum of all capitalized costs associated with the project, including land, construction costs, architectural and engineering services, brokerage commissions, legal fees, demolition, lease buyouts and financing costs incurred during the construction period.

•	The acquisition of community shopping centers in the midwestern, southeastern and mid-Atlantic regions of the United States with a focus on grocery and nationally-recognized discount department store anchor tenants. We seek transactions that are accretive to our funds from operations and that lend themselves to value-added opportunities which result in increased operating income and improved property value. Our experience allows us to create additional income through the expansion, retenanting or redevelopment of portions of our acquisition properties.

•	The development of new shopping centers in emerging areas in metropolitan markets in which we currently operate and where we believe demand for a center exists. We do not begin a development until, at a minimum, we have leases with the anchor tenant and indications of interest from other tenants. We pursue developments that we expect, when completed, will generate a stabilized unleveraged return on costs of at least 12.0%. In some instances we also seek to maximize our return and minimize risk by leasing parcels of land to our major anchor tenants. We calculate a shopping center’s stabilized unleveraged return on costs by dividing the net operating income of the shopping center (assuming full lease-up) by the total cost of the shopping center, including the cost of land, construction costs and the capitalized costs associated with architectural and engineering services, brokerage commissions, legal fees and financing costs incurred during the construction period. This calculation does not take into account any permanent financing interest cost or debt repayment.

•	A proactive approach to leasing unoccupied spaces and occupied spaces where leases are about to expire. We also look for opportunities to retenant our properties to meet changing market demands. During the year ended December 31, 2001, we signed 72 new leases with rents representing a 25.8% increase over our portfolio average rent per square foot, including 64 new leases with non-anchor tenants. During 2001, we also renewed 71 leases with existing tenants at a 5.3% average increase in rentals over prior rates, including 69 leases with existing non-anchor tenants at a 6.7% average increase in rentals over prior rates. Our current portfolio average base rent per square foot is $7.44 overall and $11.26 for non-anchor tenants. At December 31, 2001, our overall occupancy rate was 95.5%.

•	The promotion of our shopping centers through print and radio media as well as on site activities and holiday circulars. We believe that we are somewhat unique in applying promotional efforts that typically are associated with super regional malls to our community centers. We find that having the landlord organize promotional events for our centers increases customer traffic and stimulates sales that translate into higher rental rates. We not only promote our shopping centers, but these efforts are formatted to produce measurable results so that we can gauge the effectiveness of our actions.

Financing Strategy

      Our goal is to have a strong and flexible financial position by accessing multiple sources of capital and by managing our leverage and variable interest rate exposure. We expect to finance future growth by:

•	incurring indebtedness through additional borrowings,

•	retaining cash flow that we are not required to distribute to maintain our REIT status,

•	selling properties where we do not see any further potential for rental growth or which are no longer compatible with our business plan,

•	selling common shares, preferred shares or debt securities through public offerings or private placements, and

•	issuing units of limited partnership interests of our operating partnership in exchange for contributed property.

Industry Overview

      The International Council of Shopping Centers, or ICSC, in an industry report dated April 2001, estimates that retail shopping center sales in the United States were approximately $1.1 trillion in 2000 and have grown at an average annual rate of 5% since 1990. At the end of 2000, there were 45,025 shopping centers containing 5.6 billion square feet of gross leaseable area in the United States, according to the ICSC report. ICSC also estimates that adult visitors to shopping centers in the United States averaged 197 million per month in 2000, an increase of over 3% above the average monthly traffic for 1999.

      According to the Urban Land Institute, shopping centers are typically organized in five categories: convenience, neighborhood, community, regional and super regional centers. The shopping centers are distinguished by various characteristics, including center size, the number and type of anchor tenants and the types of products sold.

      Convenience centers include at least three tenants with a gross leaseable area of up to 30,000 square feet and are generally anchored by a tenant that provides personal/convenience service such as a mini market.

      Neighborhood centers provide for the sale of personal services and goods for the day-to-day living of the immediate neighborhood. Average gross leaseable area of a neighborhood center is approximately 60,000 square feet. These centers may include a grocery store.

      Community centers provide, in addition to convenience goods and personal services offered by neighborhood centers, a wider range of soft and hard line goods. Average gross leaseable area of a community center ranges between 100,000 and 500,000 square feet. The center may include a grocery store, discount department store, super drug store, and several specialty stores. In some cases a community center may be classified as a power center. A power center may have over 1,000,000 square feet of gross leaseable area and include several category specific off-price anchors of 20,000 or more square feet. These anchors typically emphasize hard goods such as consumer electronics, sporting goods, office supplies, home furnishings and home improvement goods. It is our experience that the demand for the types of goods and services offered at community centers is not generally affected by economic downturns.

      Regional centers, also known as regional malls, are built around two or more full line department stores of generally not less than 50,000 square feet. Their typical size ranges from 250,000 to about 900,000 square feet. Regional malls provide services typical of a business district but are not as extensive as those provided by a super regional mall.

      Super regional centers, also known as super regional malls, are built around three or more full line department stores of generally not less than 75,000 square feet. Their typical size ranges from 500,000 square feet to more than 1,500,000 square feet. These centers offer an extensive variety of general merchandise, apparel furniture and home furnishings.

Acquisition and Market Selection Process

      We seek to acquire primarily community shopping centers in trade areas with attractive demographic characteristics. Our acquisition activities are focused in major metropolitan areas in the states in which we currently operate. In general, our strategy is to target geographic areas proximate to our existing community shopping centers which allows us to maximize our current resources and manage expenses. We seek to establish a firm market presence by owning multiple properties in an area. We will, however, continue to evaluate all potential acquisitions on a property-by-property and market-by-market basis. The types of markets in which we seek to acquire community shopping centers have some or all of the following characteristics:

•	a stable or growing population,

•	strong average household income levels, and

•	a diverse economy.

      Within specific markets, we seek a convenient and easily accessible location with abundant parking facilities, close to residential communities, with excellent visibility for our tenants and easy access for shoppers. We also look for community shopping centers with a tenant mix which is appropriate for the trade area and in which we believe there are redevelopment opportunities which could increase our investment returns. Since 1996, we have acquired 28 properties, totaling approximately 4.6 million square feet, at a total cost of $260.7 million and an average stabilized unleveraged return on costs of 10.3%.

Development of New Shopping Centers

      Our 45-year history as a shopping center developer provides us with the ability to discover outstanding retail sites with development potential. We maintain strong relationships with national and regional anchor tenants, allowing us to assess their interest in our prospective developments. We seek opportunities in trade areas in metropolitan markets in which we currently operate and where we believe demand exists.

      We do not purchase property on a speculative basis. Instead, we only purchase a development parcel once all of our primary anchors have signed leases and many of our smaller retail space tenants have signed leases or indicated an interest in the project. We seek to achieve a stabilized unleveraged return on costs of at least 12.0% for each of our developments by:

•	leasing land to some anchors to enable them to build their own premises,

•	providing fixed tenant construction allowances, thus eliminating the risk of cost overruns, and

•	attempting to realize the highest possible rents.

      Our goal has been to develop at least one new shopping center each year. Since 1996, we have developed five shopping centers, totaling approximately 1.6 million square feet, at a cost of $93.4 million and an average stabilized unleveraged return on costs of 13.7%.

      Following are examples of our recent development projects:

•	White Lake MarketPlace, White Lake, Michigan (a Detroit suburb) — This 350,000 square foot development is anchored by Wal-Mart, Home Depot, Farmer Jack (A & P) Supermarket and OfficeMax. The anchors are complemented by 19,000 square feet of additional retail and three outparcels leased to Applebee’s, Standard Federal Bank and Blockbuster Video. The White Lake MarketPlace produced a stabilized unleveraged return on costs of 13.8%.

•	Auburn Mile, Auburn Hills, Michigan (a Detroit suburb) — This 650,000 square foot development is anchored by Target, Costco, Meijer and Staples. Target, Costco and Meijer each have the right to purchase their respective parcels after four years. Land leases with outparcel users at this site include Olive Garden, Wendy’s and Comerica Bank. By restricting our capital usage to the acquisition of the overall parcel, and assuming that Target, Costco and Meijer exercise their rights to purchase their parcels, we have achieved a stabilized unleveraged return on costs of 13.5% for this project. If none of these tenants exercise their rights to purchase their parcels, we have achieved a stabilized unleveraged return on costs of 10.2% for this project.

•	Crossroads Centre, Rossford, Ohio (a Toledo suburb) — This 600,000 square foot development is anchored by Target, Home Depot and Giant Eagle. The shopping center was developed by a joint venture in which we have a 10% interest. We have the right, but not the obligation, to acquire the entire ownership of this center during 2002. Both Target and Home Depot have the right to purchase their respective parcels after four years. Assuming both of these tenants exercise their rights to purchase their parcels, this project will produce a stabilized unleveraged return on costs of 15.5%. If none of these tenants exercise their rights to purchase their parcels, this project will achieve a stabilized unleveraged return on costs of 14.2%.

Redevelopment of Existing Shopping Centers

      The redevelopment of our portfolio is a driver of income growth. In addition, our redevelopment activities enable us to keep our properties competitive and well tenanted. Since 1996, we have completed 21 redevelopments totaling 1.2 million square feet, at an estimated cost of $41.1 million and a weighted average return on incremental invested capital of 14.6%.

      Following are examples of our recent redevelopment projects.

•	Tel-Twelve Shopping Center, Southfield, Michigan (a Detroit suburb) — Originally developed as a regionally enclosed mall in 1968, Tel-Twelve has been expanded and renovated several times. In 2001, we announced the de-malling of this

630,000 square foot shopping center as part of our redevelopment program. Once this redevelopment project is completed, this center will be comprised of 650,000 square feet and will be anchored by Lowe’s Home Improvement, Kmart (one of the original anchors), Circuit City, Office Depot and Media Play.

•	West Oaks II Shopping Center, Novi, Michigan (a Detroit suburb) — We originally developed this 388,000 square foot center in 1987. In 2000, we completed the two-story expansion of the Kohl’s store and construction of the first two-story JoAnn etc store.

Properties

      As of December 31, 2001, we owned and operated a portfolio of 57 shopping centers totaling approximately 11.4 million square feet of gross leaseable area located in 12 states. Our properties consist of 56 community shopping centers, nine of which are power centers and three of which are single tenant facilities. We also own one enclosed regional mall.

      The following table sets forth information regarding the properties we owned and operated as of December 31, 2001.

	Year
	Opened or	Gross Leaseable Area at 12/31/01
	Acquired /					Annualized Base Rent
	Year of					at 12/31/01
	Latest		Company
Property Name	Expansion	Total	Owned	Anchor	%	Total	Per
and Location	(3)	(11)	(12)	(13)	Leased	(14)	Sq. Ft.	Anchors(15)

Community Shopping Centers
Community Centers
Chester Springs,
Chester, NJ(6)	1994/1999	224,138	224,138	81,760	99.0	$2,716,554	$12.25	ShopRite Supermarket, Staples
Aquia Towne Center,
Stafford, VA	1998	240,042	240,042	117,195	96.4	2,556,412	11.05	Shoppers Food Warehouse, Big Lots
West Allis Town Centre,
West Allis, WI	1987	329,454	329,454	216,474	98.8	2,291,608	7.04	Kmart(8), Kmart, Kohl’s Supermarket (A&P)(5)
East Town Plaza,
Madison, WI(6)	1992/1999	341,954	208,959	277,680	93.7	1,671,449	8.54	Burlington, Marshalls, JoAnn, Borders, Toys R Us(1), Shopco(1)
Eastridge Commons,
Flint, MI	1990/1997	271,749	169,840	226,112	98.2	1,627,231	9.76	Farmer Jack (A&P), Staples, Target(1), TJ Maxx
Northwest Crossing,
Knoxville, TN	1997/1995	260,707	260,707	217,443	99.2	1,612,097	6.23	Goody’s Family Clothing, Ingles Market(5), Wal- Mart
Roseville Plaza,
Roseville, MI	1983/1994	295,987	295,987	211,166	91.5	1,582,534	5.84	Marshall’s, Service Merchandise, Wal- Mart
Jackson West,
Jackson, MI	1996/1999	210,321	210,321	194,484	100.0	1,566,331	7.45	Circuit City, Lowe’s Home Improvement, Michael’s, OfficeMax
Crofton Plaza,
Crofton, MD	1991	250,016	250,016	181,039	98.0	1,416,244	5.78	Super Valu, Kmart
New Towne Plaza,
Canton, MI	1976/1998	171,790	171,790	91,122	100.0	1,408,218	8.20	Kohl’s Department Store
Madison Center,
Madison
Heights, MI	1997/2000	226,488	226,488	167,830	98.9	1,357,158	6.06	Dunham’s, Kmart
Edgewood Square,
North Augusta, SC	1997/1995	228,204	228,204	207,829	97.9	1,355,001	6.07	Bi-Lo Grocery, Goody’s Family Clothing, Wal-Mart
Shenandoah Square,
Davie, FL(10)	2001	119,332	119,332	42,112	88.9	1,276,172	12.02	Publix, Walgreens

	Year
	Opened or	Gross Leaseable Area at 12/31/01
	Acquired /					Annualized Base Rent
	Year of					at 12/31/01
	Latest		Company
Property Name	Expansion	Total	Owned	Anchor	%	Total	Per
and Location	(3)	(11)	(12)	(13)	Leased	(14)	Sq. Ft.	Anchors(15)

Southfield Plaza,
Southfield, MI	1983/1999	166,018	166,018	128,358	96.8	1,241,452	7.73	Burlington Coat Factory, Marshall’s, F & M Drugs
Clinton Valley Mall,
Sterling
Heights, MI	1979/1999	143,742	143,742	55,175	67.2	1,218,374	12.60	Office Depot, DSW Shoe Warehouse
Taylors Square,
Greenville, SC	1997/1995	205,384	205,384	174,624	100.0	1,206,631	5.87	Wal-Mart, Tags(5)
Hickory Corners,
Hickory, NC	1997/1999	177,519	177,519	118,402	94.1	1,197,711	7.17	Food Lion Grocery, Wal-Mart(4), OfficeMax
Troy Towne Center,
Troy, OH	1990/1996	221,358	130,437	151,921	93.5	1,180,171	9.67	County Market(5), Sears Hardware, Wal-Mart(1)
Ridgeview Crossing,
Elkin, NC	1997/1995	211,524	211,524	168,659	99.3	1,170,989	5.58	Belk Department Store, Ingles Market, Wal-Mart
West Acres Commons,
Flint, MI(10)	2001	95,089	95,089	59,889	94.0	1,139,833	12.75	Farmer Jack (A&P)
Oakbrook Square,
Flint, MI	1989	140,217	140,217	57,160	92.2	1,120,673	8.67	Kids ’R’ Us, TJ Maxx
Sunshine Plaza,
Tamarac, FL	1991/1998	233,123	233,123	162,054	91.9	1,109,745	5.18	Publix, Old Time Pottery, Price Cutter
Rivertowne Square,
Deerfield
Beach, FL(6)	1998	136,647	136,647	70,948	93.1	1,083,009	8.51	Winn-Dixie, Office Depot
Pelican Plaza,
Sarasota, FL	1997	105,873	105,873	35,768	95.7	1,051,603	10.38	Linens ’n Things
Holcomb Center,
Alpharetta, GA	1996	106,503	106,503	39,668	97.3	962,145	9.28	A&P(5)
Village Lakes S.C.,
Land O’
Lakes, FL	1997	186,476	186,476	125,141	96.2	953,213	5.31	Kash ’N Karry Food Store, Wal-Mart
Conyers Crossing,
Conyers, GA	1998	170,475	170,475	138,915	100.0	895,419	5.25	Kmart, Hobby Lobby
Highland Square,
Crossville, TN	1997	171,546	171,546	131,126	100.0	888,080	5.18	Kroger, Wal- Mart(4)
Holly Springs Plaza,
Franklin, NC	1997/1992	155,584	155,584	124,484	97.9	826,157	5.42	Ingles Market, Wal- Mart
Cox Creek Plaza,
Florence, AL	1997/2000	126,701	126,701	92,901	89.8	787,937	6.92	Goody’s, Toy’s R Us, Old Navy
Stonegate Plaza,
Kingsport, TN	1997/1993	138,490	138,490	127,042	100.0	709,011	5.12	Food Lion Grocery, Wal-Mart

	Year
	Opened or	Gross Leaseable Area at 12/31/01
	Acquired /					Annualized Base Rent
	Year of					at 12/31/01
	Latest		Company
Property Name	Expansion	Total	Owned	Anchor	%	Total	Per
and Location	(3)	(11)	(12)	(13)	Leased	(14)	Sq. Ft.	Anchors(15)

Mays Crossing,
Stockbridge, GA	1997/1986	137,223	137,223	100,183	94.1	705,261	5.46	Ingles Market(17), Wal-Mart(4)
Indian Hills,
Calhoun, GA	1997	133,130	133,130	97,930	96.1	650,545	5.09	Ingles Market, Wal- Mart(4)
Tellico Plaza,
Lenoir City, TN	1997	114,192	114,192	94,805	100.0	614,783	5.38	Bi-Lo Grocery, Wal-Mart(4)
Lake Orion Plaza,
Lake Orion, MI	1977	129,452	129,452	114,574	99.1	567,417	4.42	Farmer Jack (A&P), Kmart
Lantana Plaza,
Lantana, FL	1993	101,622	101,622	40,275	94.0	538,376	5.63	Publix
Crestview Corners,
Crestview, FL	1997/1993	111,618	111,618	79,603	95.7	513,196	4.80	Fleming Foods, Wal-Mart(4)
Clinton Valley Strip,
Sterling
Heights, MI	1979	94,360	44,360	50,000	100.0	489,364	11.03	Service Merchandise(1)
Southbay Fashion Center,
Osprey, FL	1998	96,690	96,690	31,700	75.0	460,419	6.35	Jacobson, Ethan Allen, Eckerd Drugs
Cumberland Gallery,
New Tazewell, TN	1997	98,155	98,155	73,304	97.2	456,604	4.78	Ingles Market, Wal- Mart
Fraser Shopping Center,
Fraser, MI	1983	76,699	76,699	52,784	93.5	409,341	5.71	Oakridge Market, Rite-Aid
Ferndale Plaza,
Ferndale, MI	1984	30,916	30,916	0	88.7	335,292	12.22	Old Navy
Southfield Plaza
Expansion,
Southfield, MI(2)	1985	19,410	19,410	0	90.7	246,027	13.97	No Anchor
Naples Towne Centre,
Naples, FL	1983	148,729	44,152	125,577	100.0	235,813	5.34	Kmart(1), Florida Food & Drug(1)
Subtotal —
Community
Centers		7,354,647	6,874,245	5,005,216	95.7	$47,401,601	$7.20
Power Centers
Tel-Twelve Shopping Center,
Southfield, MI	1983/1997	449,176	449,176	328,537	77.8	4,074,853	11.66	Circuit City, Kmart, Media Play, Office Depot
Crossroads Centre,
Rossford, OH(9)	2001	443,613	443,613	381,291	100.0	3,147,091	7.09	Home Depot, Target, Giant Eagle, Michael’s, Linens ’n Things
Auburn Mile,
Auburn Hills, MI	2000	600,421	538,451	594,107	100.0	2,393,150	4.44	Best Buy(1), Target, Meijer, Costco, Joann etc, Ethan Allen(1)

	Year
	Opened or	Gross Leaseable Area at 12/31/01
	Acquired /					Annualized Base Rent
	Year of					at 12/31/01
	Latest		Company
Property Name	Expansion	Total	Owned	Anchor	%	Total	Per
and Location	(3)	(11)	(12)	(13)	Leased	(14)	Sq. Ft.	Anchors(15)

West Oaks II,
Novi, MI	1987/2000	388,051	167,954	310,850	93.9	2,373,635	15.06	Kmart(1), Kohl’s Department Store(1), Marshall’s, Toys ’R’ Us(1), Kids ’R’ Us(1), Joann etc.
Spring Meadows Place,
Holland, OH	1987/1997	465,088	189,716	329,443	95.2	2,039,536	11.29	Dick’s Sporting Goods(1), Kroger(1), Service Merchandise(1), Target(1), TJ Maxx, OfficeMax
West Oaks I,
Novi, MI	1981/1998	242,163	242,163	226,839	100.0	1,568,545	6.48	Circuit City, Kmart (land lease)(1), OfficeMax, Service Merchandise(16), DSW Shoe Warehouse
Kentwood Towne Centre,
Kentwood, MI(2)	1989	285,564	183,655	224,299	98.9	1,442,363	7.94	Kmart(7), OfficeMax, Target(1)
Edgewood Towne Center,
Lansing, MI	1990/1992	295,029	85,757	232,796	100.0	802,178	9.35	OfficeMax, Sam’s Club(1), Target(1)
Shoppes of Lakeland,
Lakeland, FL	1996	62,046	62,046	50,000	100.0	491,425	7.92	Service Merchandise(16)
Subtotal — Power
Centers		3,231,151	2,362,531	2,678,162	94.9	$18,332,776	$8.18
Single Tenant Property
Taylor Plaza,
Taylor, MI	1996	122,374	122,374	122,374	100.0	255,740	2.09	Kmart
OfficeMax Center,
Toledo, OH	1994	22,930	22,930	22,930	100.0	254,523	11.10	OfficeMax
Northwest Crossing II,
Knoxville, TN	1999	23,500	23,500	23,500	100.0	235,000	10.00	OfficeMax

Subtotal — Single
Tenant Property		168,804	168,804	168,804	100.0	$745,263	$4.41

Subtotal — All
Community
Centers		10,754,602	9,405,580	7,902,182	95.6	$66,479,641	$7.40
Regional Mall
Jackson Crossing,
Jackson, MI	1990/2000	637,387	383,144	425,280	94.0	3,090,516	8.58	Kohl’s Department
								Store, Sears(1), Toys ’R’ Us, Target(1), Best Buy
Total Portfolio		11,391,989	9,788,724	8,327,462	95.5	$69,570,157	$7.44

(1)	Anchor-owned store.

(2)	50% general partner interest.

(3)	Represents year opened or acquired/year of latest renovation or expansion. These dates do not include years in which tenant improvements were made to the properties.

(4)	Wal-Mart currently is not occupying its leased premises in this shopping center but remains obligated to pay under the terms of the related lease agreement. The space leased by Wal-Mart has been subleased to third parties.

(5)	The tenant has vacated the space but is still obligated to pay rent.

(6)	25% joint venture interest.

(7)	Builders Square lease which is guaranteed by Kmart and sublet to third parties.

(8)	Builders Square lease which is guaranteed by Kmart but which was rejected by Kmart in January 2002.

(9)	10% joint venture interest.

(10)	40% joint venture interest.

(11)	Some of our shopping centers contain space not owned by us. In addition to gross leaseable area, or “GLA,” which we own, total GLA includes 1,603,265 square feet of the non-owned GLA which generally is owned directly by the anchor tenant occupying the space.

(12)	Represents gross leaseable area owned by us and excludes 1,603,265 square feet of non-owned GLA.

(13)	Represents square feet of GLA at a property that an anchor tenant either leases or owns.

(14)	We calculate “annualized base rent” for all leases in place at December 1, 2001 by multiplying December 2001 base rent by 12.

(15)	We define anchor tenants as single tenants which lease 19,000 square feet or more at a property.

(16)	Service Merchandise currently is occupying only a part of its leased premises in this location but remains obligated to pay rent to us under the terms of the related lease agreement. The portion of the space not occupied by Service Merchandise has been subleased to third parties.

(17)	The tenant has vacated the space but is still obligated to pay rent. The space is currently subleased to a third party.

     Geographic Diversification

      The following table sets forth the distribution by region and by state of our gross leaseable area and annualized base rent as of December 31, 2001.

		Company Owned
		Gross Leaseable Area		Annualized Base Rent(2)

	Number of		% of Total		% of Total
Region/State	Properties	Total Sq. Ft.(1)	Portfolio	Total	Portfolio

Midwestern
Michigan	22	4,093,003	41.8	$30,310,224	43.6
Ohio	4	786,696	8.0	6,621,321	9.5
Wisconsin	2	538,413	5.5	3,963,058	5.7

Subtotal Midwestern	28	5,418,112	55.4	40,894,604	58.8
Southeastern
Florida	10	1,197,579	12.2	7,712,971	11.1
Tennessee	6	806,590	8.2	4,515,575	6.5
Georgia	4	547,331	5.6	3,213,370	4.6
North Carolina	3	544,627	5.6	3,194,857	4.6
South Carolina	2	433,588	4.4	2,561,631	3.7
Alabama	1	126,701	1.3	787,937	1.1

Subtotal Southeastern	26	3,656,416	37.4	21,986,342	31.6
Mid-Atlantic
New Jersey	1	224,138	2.3	2,716,554	3.9
Virginia	1	240,042	2.5	2,556,412	3.7
Maryland	1	250,016	2.6	1,416,244	2.0

Subtotal Mid-Atlantic	3	714,196	7.3	6,689,211	9.6

Total	57	9,788,724	100.0	$69,570,157	100.0

(1)	Represents (a) gross leaseable area with respect to our shopping centers and (b) rentable square feet with respect to our single-tenant properties.

(2)	We calculate annualized base rent for all leases in place on December 1, 2001 by multiplying total base rent for December 2001 by 12.

     Occupancy

      The following table sets forth the occupancy rates by category of our properties for 2000 and 2001. Our overall occupancy rates for 2000 and 2001 were 93.7% and 95.5%, respectively.

	2000	2001

Community Centers	94.2%	95.6%
Enclosed Regional Mall	89.9	94.0

     Tenant Mix

      The following table sets forth information regarding our top ten tenants as of December 31, 2001, determined by the percentage of our total annualized base rent in place at December 1, 2001.

		Company Owned
		Gross Leaseable Area		Annualized Base Rent(1)

	Number		% of Total		% of Total
Tenant	of Stores	Total Sq. Ft.	Portfolio	Total	Portfolio(2)	Type of Business

Wal-Mart	15	1,382,031	14.1	$6,074,806	8.7	Discount Department Store
Kmart(3)	10	1,011,846	10.3	4,242,048	6.1	Discount Department Store
Farmer Jack/A & P	5	252,280	2.6	2,405,664	3.5	Supermarket
OfficeMax	8	185,301	1.9	2,036,745	2.9	Office Supply Store
Circuit City	3	100,439	1.0	1,469,481	2.1	Electronics Store
Jo-Ann Fabrics	6	153,758	1.6	1,457,457	2.1	Fabric & Craft Retailer
T.J. Maxx/Marshalls	7	199,406	2.0	1,434,792	2.1	Off-Price Department Store
Kohl’s	3	187,500	1.9	1,169,262	1.7	Department Store
Meijer	1	218,139	2.2	950,000	1.4	Discount Department Store
Fashion Bug	12	105,555	1.1	862,812	1.2	Women’s Apparel

(1)	We calculate annualized base rent for all leases in place on December 1, 2001 by multiplying total base rent for December 2001 by 12.

(2)	Represents the total annualized base rent for the tenant divided by our total company annualized base rent of $69,570,157.

(3)	Filed Chapter 11 bankruptcy on January 22, 2002.

     As of December 31, 2001, 32 of our community shopping centers, representing 57.1% of our total of 56 community shopping centers, had a grocery anchor tenant. In six of these locations, the grocery store location is currently unoccupied, but the grocery store tenant remains obligated on the lease. We hope to re-let those spaces to another grocery anchor tenant in the near future.

     Expiring Leases

      The following tables set forth information regarding the timing of the expiration of our leases as of December 31, 2001.

All Leases:

		Company-Owned		Annualized Base Rent in Place
		Gross Leasable Area		at December 31, 2001
	Number of
Lease	Leases		% of Total		% of Total	Per
Expiration Year	Expiring	Total Sq. Ft.	Portfolio	Total	Portfolio	Sq. Ft.

2001(1)	45	130,434	1.4	$1,180,295	1.7	$9.05
2002	133	384,094	4.1	4,127,436	5.9	10.75
2003	160	649,312	6.9	6,586,570	9.5	10.14
2004	160	833,619	8.9	6,543,385	9.4	7.85
2005	119	769,279	8.2	6,886,696	9.9	8.95
2006	113	863,115	9.2	6,444,180	9.3	7.47
2007	50	592,753	6.3	3,980,370	5.7	6.72
2008	30	1,040,307	11.1	6,000,856	8.6	5.77
2009	23	761,512	8.1	4,583,314	6.6	6.02
2010	18	353,137	3.8	2,270,326	3.3	6.43
2011+	69	2,972,286	31.8	20,966,729	30.1	7.05

Total	920	9,349,848	100.0	$69,570,157	100.0	$7.44

Anchor Leases:

		Company-Owned		Annualized Base Rent in Place
		Gross Leasable Area		at December 31, 2001
	Number of
Lease	Leases		% of Total		% of Total	Per
Expiration Year	Expiring	Total Sq. Ft.	Portfolio	Total	Portfolio	Sq. Ft.

2001(1)	1	35,000	0.4	$262,500	0.4	$7.50
2002	1	35,000	0.4	227,500	0.3	6.50
2003	5	186,060	2.0	1,519,709	2.2	8.17
2004	10	392,471	4.2	1,722,726	2.5	4.39
2005	11	380,916	4.1	2,193,835	3.2	5.76
2006	12	494,849	5.3	2,505,386	3.6	5.06
2007	6	407,379	4.4	1,891,991	2.7	4.64
2008	17	984,152	10.5	5,269,309	7.6	5.35
2009	12	693,856	7.4	3,793,299	5.5	5.47
2010	8	299,567	3.2	1,662,355	2.4	5.55
2011+	40	2,737,506	29.3	18,072,500	26.0	6.60

Total	123	6,646,756	71.1	$39,121,110	56.2	$5.89

Non-Anchor Leases:

		Company-Owned		Annualized Base Rent in Place
		Gross Leaseable Area		at December 31, 2001
	Number of
Lease	Leases		% of Total		% of Total
Expiration Year	Expiring	Total Sq. Ft.	Portfolio	Total	Portfolio	Per Sq. Ft.

2001(1)	44	95,434	1.0	$917,795	1.3	$9.62
2002	132	349,094	3.8	3,899,936	5.6	11.17
2003	155	463,252	5.0	5,066,861	7.3	10.94
2004	150	441,148	4.7	4,820,659	6.9	10.93
2005	108	388,363	4.2	4,692,861	6.8	12.08
2006	101	368,266	3.9	3,938,794	5.7	10.70
2007	44	185,374	2.0	2,088,379	3.0	11.27
2008	13	56,155	0.6	731,547	1.1	13.03
2009	11	67,656	0.7	790,015	1.1	11.68
2010	10	53,570	0.6	607,971	0.9	11.35
2011+	29	234,780	2.5	2,894,229	4.2	12.33

Total	797	2,703,092	28.9	$30,449,047	43.8	$11.26

(1)	Reflects leases expiring on December 31, 2001 or which expired prior to such date but which have continued on a month-to-month basis.

In-house Leasing and Property Management Program

      We believe that effective leasing is one of the primary components of successful asset management. We maintain close relationships with our tenants, properties and markets by employing six leasing representatives, who report to our vice president of leasing. In addition, three of our vice presidents are responsible for anchor leasing and relationships. Our primary goal is for each leasing representative to become an expert in his or her marketplace by becoming familiar with current tenants as well as potential local, regional and national tenants who would complement our current tenant mix.

      We annually review the need to renovate and improve our properties in response to changing market conditions and to attract and retain our tenants. We maintain an aggressive redevelopment program under which we have renovated, expanded or retenanted at least five shopping centers during each of the last four years.

     Historical Leasing Activity

      The following table reflects leasing activity in our portfolio beginning with the year ended December 31, 1999. As used in the table below, the term “expiring base rent” represents the last 12 months of base rent payable immediately prior to the expiration of the lease. The term “new base rent” represents the base rent payable for the first 12 months of the lease. Expiring base rent and new base rents do not include straight line rent adjustments, tenant improvements or leasing commissions.

	Year Ended			Year Ended			Year Ended
	December 31, 1999			December 31, 2000			December 31, 2001

	Non-			Non-			Non-
	Anchors	Anchors	Total	Anchors	Anchors	Total	Anchors	Anchors	Total

Summary of Expiring Leases:
Total Number of Scheduled Lease Expirations	102	4	106	171	9	180	118	3	121
Gross Leaseable Area (sq.ft.)	214,827	144,614	359,441	428,020	322,208	750,228	321,056	192,374	513,430
Average Base Rent/Sq.Ft. ($/sq.ft.)	$10.99	$6.12	$8.47	$11.28	$5.07	$8.61	$10.74	$3.88	$8.17

Leases Renewed at Expiration:
Number of Leases	54	2	56	101	7	108	69	2	71
Gross Leaseable Area (sq.ft.)	112,286	67,260	179,546	259,142	273,108	532,250	168,162	157,374	325,536
Renewal Base Rent/Sq.Ft. ($/sq.ft.)	$11.77	$6.29	$9.71	$12.49	$5.22	$8.76	$12.11	$3.07	$7.74
Previous Base Rent/Sq.Ft. ($/sq.ft.)	$10.73	$6.13	$9.01	$11.22	$4.74	$7.90	$11.35	$3.07	$7.35
PSF Increase/(Decrease)	$1.04	$0.16	$0.71	$1.27	$0.47	$0.86	$0.76	$0.00	$0.39
% Increase/(Decrease)	9.7%	2.6%	7.9%	11.3%	10.0%	10.9%	6.7%	0.0%	5.3%

Leases Currently Month-to-Month or Under Negotiation for Renewal:
Number of Leases	17	1	18	24	0	24	16	0	16
Gross Leaseable Area (sq.ft.)	40,555	35,000	75,555	54,809	0	54,809	28,549	0	28,549
Current Base Rent/Sq.Ft. ($/sq.ft.)	$9.58	$7.50	$8.61	$10.54	$0.00	$10.54	$13.61	$0.00	$13.61

Leases Ended at Expiration:
Number of Leases	31	1	32	46	2	48	33	1	34
Gross Leaseable Area (sq.ft.)	61,986	42,354	104,340	114,069	49,100	163,169	124,345	35,000	159,345
Base Rent/Sq.Ft. ($/sq.ft.)	$12.50	$6.00	$9.86	$11.76	$6.89	$9.30	$9.25	$7.50	$8.87

Lease-Up of Vacant Space:
Number of Leases	60	14	74	70	5	75	64	8	72
Gross Leaseable Area (sq.ft.)	171,077	901,778	1,072,855	245,839	470,274	716,113	250,263	416,129	666,392
Base Rent/Sq.Ft. ($/sq.ft.)	$11.93	$6.02	$6.96	$13.05	$3.98 (1)	$7.09	$11.54	$8.05	$9.36
% Increase/(Decrease) from Portfolio Average	13.1%	9.2%	(2.1)%	19.9%	(27.4)%	0.8%	2.5%	36.6%	25.8%
Portfolio Average Base Rent/Sq.Ft	$10.55	$5.51	$7.11	$10.88	$5.48	$7.04	$11.26	$5.89	$7.44

(1)	New leases for anchor tenants include three land leases with an average rental rate of $3.20 per square foot.

Employees

      At December 31, 2001, we employed 82 corporate employees, including six executives and two executive support personnel, 25 employees in asset management, nine employees in development and construction, two employees in acquisitions, 16 employees in financial and treasury services, 13 employees in lease administration, six employees in human resources and office services and three employees in information services. In addition, at December 31, 2001, we employed 42 on-site shopping center maintenance personnel. None of our employees are unionized.

Insurance

      We carry “all risk” replacement cost insurance, commercial general liability insurance and pollution liability insurance on our properties. We believe that the coverage levels and types of insurance we currently maintain adequately protect us from the risk of loss, damage or destruction of our properties and from any potential liabilities associated with the operation of our business.

SELECTED FINANCIAL DATA

      The following selected financial data as of December 31, 1997, 1998, 1999, 2000 and 2001, and for each of the years in the five-year period ended December 31, 2001 have been derived from our audited financial statements, some of which appear elsewhere in this prospectus together with the report of Deloitte & Touche LLP, independent auditors. This selected financial data might not be a good indicator of our results for 2002. You should read the selected financial data together with our financial statements and notes to our financial statements and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Operating Data:
Revenues:
Rental revenues	$58,492	$75,997	$83,302	$85,857	$85,788
Fees and management income	—	—	—	—	2,485
Interest and other income	752	758	997	2,675	2,700

Total revenues	59,244	76,755	84,299	88,532	90,973

Expenses:
Real estate taxes	6,230	7,354	7,810	9,449	10,168
Recoverable operating expenses	11,462	12,763	14,391	15,104	14,286
Depreciation and amortization	8,216	12,189	13,311	15,274	17,083
Other operating	1,130	1,092	1,418	1,460	1,464
General and administrative	4,597	5,548	5,964	5,520	8,337
Interest expense	14,753	25,396	25,421	27,756	26,332

Total expenses	46,388	64,342	68,315	74,563	77,670

Operating income	12,856	12,413	15,984	13,969	13,303
Earnings (loss) from unconsolidated entities	(314)	(304)	(204)	198	813

Income before gain on sale of real estate and minority interest	12,542	12,109	15,780	14,167	14,116
Gain on sale of real estate	—	—	974	3,795	5,550
Minority interest	(3,344)	(3,451)	(4,915)	(4,942)	(5,803)

Net income before cumulative effect of change in accounting principle	9,198	8,658	11,839	13,020	13,863
Cumulative effect of change in accounting principle	—	—	—	(1,264)	—

Net income	$9,198	$8,658	$11,839	$11,756	$13,863

Net income available to common shareholders	$8,920	$7,044	$8,432	$8,396	$10,503

	Year Ended December 31,

	1997	1998	1999	2000	2001

Basic and diluted earnings per share before cumulative effect of change in accounting principle:
Basic	$1.25	$0.99	$1.17	$1.34	$1.48
Diluted	$1.25	$0.98	$1.17	$1.34	$1.47
Basic and diluted earnings per share after cumulative effect of change in accounting principle:
Basic	$1.25	$0.99	$1.17	$1.17	$1.48
Diluted	$1.25	$0.98	$1.17	$1.17	$1.47
Weighted average shares outstanding:
Basic	7,123	7,133	7,218	7,186	7,105
Diluted	7,148	7,165	7,218	7,187	7,125

Pro Forma(1):
Pro forma amount assuming the change in accounting method for percentage rent revenue is applied retroactively:
Net income (loss)	$8,907	$8,546	$11,656	$11,756	$13,863
Basic earnings (loss) per share	$1.25	$0.97	$1.14	$1.17	$1.48
Diluted earnings (loss) per share	$1.25	$0.97	$1.14	$1.17	$1.47

Other Data:
Funds from operations — Basic(2)	$20,500	$22,716	$25,461	$26,766	$28,247
Funds from operations — Diluted(2)	20,778	24,330	28,868	30,126	31,607
Cash flows provided by (used in):
Operating activities	17,026	16,794	23,954	17,126	24,556
Investing activities	(153,183)	(38,280)	(10,703)	(12,779)	5,774
Financing activities	137,649	21,003	(12,057)	(7,152)	(27,727)
Number of properties at end of period	50	54	54	56	57
Company owned GLA	8,372	9,029	9,213	10,043	9,789
Cash distributions declared per share	$1.68	$1.68	$1.68	$1.68	$1.68
Occupancy rate	93.6%	93.1%	93.0%	93.7%	95.5%

	At December 31,

	1997	1998	1999	2000	2001

Balance Sheet Data:
Cash and cash equivalents	$5,033	$4,550	$5,744	$2,939	$5,542
Accounts receivable — net	6,035	9,864	12,791	15,954	17,627
Investment in real estate (before accumulated depreciation)	473,213	535,980	542,955	557,995	557,349
Total assets	484,682	544,404	550,506	560,284	552,729
Mortgages and notes payable	295,618	328,248	337,552	354,008	347,275
Total liabilities	314,436	348,727	358,662	374,439	371,167
Minority interest	42,282	48,535	48,396	47,301	48,157
Shareholders’ equity	127,964	147,142	143,448	138,544	133,405

(1)	In 2000, we changed our method of accounting for percentage rental revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” See Note 12 in the accompanying financial statements.

(2)	We generally consider funds from operations, also known as “FFO,” an appropriate supplemental measure of our financial performance because it is predicated on cash flow analyses. We have adopted the most recent National Association of Real Estate Investment Trusts definition of FFO, which was amended effective January 1, 2000. Under that definition, FFO represents income before minority interest, excluding extraordinary items, as defined under accounting principles generally accepted in the United States of America, gains on sales of depreciable property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our computation of FFO may, however, differ from the methodology for calculating FFO utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies.

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America and should not be considered an alternative to net income as an indication of our performance or to cash flows from operating activities as a measure of liquidity or our ability to pay distributions. Furthermore, while net income and cash generated from operating, investing and financing activities, determined in accordance with accounting principles generally accepted in the United States of America, consider capital expenditures which have been and will be incurred in the future, the calculation of FFO does not.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following analysis of our financial condition and results of operations should be read together with the preceding section, “Selected Financial Data”. Additionally, you should read and analyze our financial statements and notes to our financial statements, as well as other data included in this prospectus, in combination with the analysis below. See also the “Forward-Looking Statements” section. Dollars are in thousands.

Overview

      Our operating results are dependant primarily upon rental income received from tenants under existing leases. Our future success is dependent in part on our ability to collect rental payments, maintain occupancy and increase rental rates as leases expire. An economic slowdown could result in increases in our overall vacancy rates or declines in the rent we can charge to re-lease properties upon expiration of current leases.

Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. It is our opinion that we fully disclose our significant accounting policies in the notes to our consolidated financial statements. Consistent with our disclosure policies we include the following discussion related to what we believe to be our most critical accounting policies that require our most difficult, subjective or complex judgment:

     Reserve for Bad Debts

      We provide for bad debt expense based upon the reserve method of accounting. Historically, we have provided approximately 0.5% of rental revenues as our annual bad debt reserve based on the level of bad debt we have experienced. Due to the economic downturn in the retail industry and the increase in the number of retail companies filing for bankruptcy protection (including Kmart Corporation during January 2002), we increased the bad debt expense to approximately 0.9% of rental revenue for the year ended December 31, 2001.

      We continuously monitor the collectability of our accounts receivable (billed, unbilled and straight-line) from tenants and based on our judgment, adjust the allowance for bad debts as necessary. It is our policy to cease recording rental income from tenants when we believe such amounts would be uncollectible. Management believes the allowance is adequate to absorb currently estimated bad debts. However, if we experience bad debts in excess of the reserves we have established, our operating income would be reduced.

      Bad debt expense amounted to $735, $330 and $559 for the three years ended December 31, 2001, 2000 and 1999, respectively.

     Revenue Recognition

      Shopping center space is generally leased to retail tenants under leases which are accounted for as operating leases. We recognize minimum rents on the straight-line method over the terms of the leases, as required under Statement of Financial Accounting Standard No. 13. Certain of the leases also provide for additional revenue based on contingent percentage income which is recorded on an accrual basis once the specified target that triggers this type of income is achieved. The leases also typically provide for tenant recoveries of common area maintenance, real estate taxes and other operating expenses. These recoveries are recognized as revenue in the period the applicable costs are incurred.

      Straight line rental income was greater than the current amount required to be paid by our tenants by $2,135, $3,383 and $2,705 for the years ended December 31, 2001, 2000 and 1999, respectively. Accounts receivable include unbilled straight-line rent receivables of $10,560 at December 31, 2001 and $9,865 at December 31, 2000. Straight line rent receivable at December 31, 2001, includes approximately $1,997 due from Kmart Corporation.

     Real Estate

      We record real estate assets at the lower of cost or fair value if impaired. Costs incurred for the acquisition, development and construction of properties are capitalized. For redevelopment of an existing operating property, the undepreciated net book value plus the cost for the construction (including demolition costs) incurred in connection with the redevelopment are capitalized to the extent such costs do not exceed the estimated fair value when complete. To the extent such costs exceed the estimated fair value of such property, the excess is charged to expense.

      We evaluate the recoverability of our investment in real estate whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Our assessment of recoverability of our real estate assets includes, but is not limited to recent operating results, expected net operating cash flow and our plans for future operations. For the years ended, December 31, 2001, 2000 and 1999, none of our assets were considered impaired.

      During 2001, we have completed redevelopment projects aggregating approximately 212,300 square feet at a total cost of approximately $9,100 at three of our shopping centers. We are currently expanding or redeveloping two shopping centers for a total cost of approximately $12,000.

      In 2002 we will begin the redevelopment of our Tel-Twelve shopping center from an enclosed regional mall to an open-air center for a total cost of approximately $17,000. In connection with the redevelopment, we will demolish approximately 20% of the gross leasable area (133,000 square feet) of the shopping center and construct a 139,600 square foot building for a nationally recognized home improvement retailer.

     Other Assets

      Other assets consist primarily of prepaid expenses, proposed development and acquisition costs, and financing and leasing costs which are amortized using the straight-line method over the terms of the respective agreements.

      Proposed development and acquisition costs amounted to $8,394 at December 31, 2001 and $5,190 at December 31, 2000, and included our investment of $5,140 in an entity that is currently developing a shopping center. The cost method is used to account for our investment in the entity because we do not have the ability to exercise significant influence over the investee’s operating and financial policies.

      Using our best estimates based on reasonable and supportable assumptions and projections, we review for impairment such assets whenever events or changes in circumstances indicate that the carrying amount of these assets might not be recoverable.

Result of Operations

     Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

      Total revenue increased 2.8% or $2,441 to $90,973 for the year ended December 31, 2001 as compared to $88,532 for the year ended December 31, 2000. Of the $2,441 increase, $815 was the result of increased minimum rents. The sale of White Lake MarketPlace and Athens Town Center in 2001 resulted in a reduction of $2,532 in minimum rents offset by a $3,347 increase in minimum rents in our portfolio when compared to the year ended December 31, 2000.

      Recoveries from tenants decreased $581, or 2.4% to $23,303 for the twelve months ended December 31, 2001, as compared to $23,884 for the twelve months ended December 31, 2000. The overall recovery ratio was 95.3% for the year ended December 31, 2001, compared to 97.3% for the year ended December 31, 2000. The decline in this ratio is a result of decreased occupancy during redevelopment of four shopping centers and the sale of White Lake MarketPlace and Athens Town Center.

      In January 2001, we sold White Lake MarketPlace to Pontiac Mall Limited Partnership for cash of $20,200, resulting in a gain on sale of $5,300. Various of our executive officers and trustees are partners in that partnership. The property was offered for sale utilizing the services of a national real estate brokerage firm, and we accepted the highest offer from an unrelated party. Subsequently, that party cancelled the agreement. Pontiac Mall Limited Partnership presented a comparable offer which resulted in more favorable economic benefits to us. The sale of the property was entered into upon the unanimous approval of the independent members of our Board of Trustees.

      Since January 1, 2001, Ramco-Gershenson, Inc., our management company providing property management services to us and to other entities, has been consolidated in our financial statements. As of January 1, 2001, Ramco-Gershenson, Inc. elected to be a taxable real estate investment trust subsidiary for federal income tax purposes. In conjunction with the tax election, we entered into an option agreement to purchase the remaining voting common stock of Ramco-Gershenson, Inc. In prior years this entity was accounted for using the equity method of accounting. Fees and management income earned by Ramco-Gershenson, Inc. contributed $2,485 to the increase in revenue for the year ended December 31, 2001.

      For the twelve months ended December 31, 2001, percentage rents decreased $303 to $1,442, as compared to $1,745 for the twelve months ended December 31, 2000. The decrease is the result of tenant changes associated with redevelopment projects and our efforts to convert percentage rent to higher minimum rent when renewing leases. Interest and other income increased $25, to $2,700 for the twelve months ended December 31, 2001.

      Total expenses for the year ended December 31, 2001 increased 4.2%, or $3,107 to $77,670, compared to $74,563 for the year ended December 31, 2000. The increase was due to a $1,809 increase in depreciation and amortization; a $2,817 increase in general and administrative expenses; and a $4 increase in other operating expenses. The increase was offset by a $99 decrease in total recoverable expenses, including real estate taxes, and a $1,424 decrease in interest expense.

      Depreciation and amortization increased 11.8% in 2001 to $17,083 from $15,274 in 2000. The increase is primarily due to the redevelopment projects completed during 2001 and amortization of leasing commissions and financing costs. The consolidation of Ramco-Gershenson, Inc. in 2001 contributed $299 to the increase.

      General and administrative expenses were $8,337 and represented 9.2% of total revenue for the year ended December 31, 2001, as compared to $5,520 and 6.2% of total revenue for the same period in 2000. The $2,817 increase is principally attributable to consolidating Ramco-Gershenson, Inc. in our financial statements in 2001. Fee and management income of $2,485 included in total revenue for the year ended December 31, 2001, were offset against our management fee paid to Ramco-Gershenson, Inc. prior to 2001.

      Interest expense decreased $1,424, from $27,756 to $26,332 for the twelve months ended December 31, 2001. The 5.1% decrease is the result of lower balances on our credit facility and mortgages as well as reduced interest rates, offset by a reduction in our capitalization of interest on development and redevelopment projects. Capitalized interest amounted to $1,310 during the twelve months ended December 31, 2000, and related to construction of Auburn Mile and redevelopment projects, as compared to $348 of capitalized interest for redevelopment projects for the same period in 2001. For the year ended December 31, 2001, weighted average interest rates decreased to 7.2% compared to 8.3% for the same period in 2000.

      Earnings from unconsolidated entities increased $615, from $198 in 2000 to $813 for the year ended December 31, 2001. Our share of Rossford Development LLC’s income increased from $24 in 2000 to $262 in 2001. The two joint ventures we invested in during 2001 contributed $15 to the increase. In addition, depreciation and amortization expense arising from our net basis in the unconsolidated entities’ assets decreased by $148 from $267 in 2000 to $119 for the year ended December 31, 2001.

      During the year ended December 31, 2001, we completed $29,045 in asset sales and recognized net gains of $5,550. The sales of properties included White Lake MarketPlace and Athens Town Center, as well as the sale of four parcels of land.

      The increase in minority interest is the result of higher income before minority interest for the twelve months ended December 31, 2001 when compared to the twelve months ended December 31, 2000.

     Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

      Total revenue increased 5.0% or $4,233 to $88,532 for the year ended December 31, 2000, compared to $84,299 for the year ended December 31, 1999. Of this increase, minimum rents increased by $449, or 0.8%, to $60,228 in 2000 from $59,779 in 1999. Recoveries from tenants increased $2,398 or 11.2% to $23,884 for the year ended December 31, 2000, compared to $21,486 for the year ended December 31, 1999.

      The sale of Chester Springs and Rivertowne Square in August 1999 to RPT/ Invest, LLC and the disposition of Commack (Toys R Us) and Trinity Corners Shopping Center in December 1999 accounted for a reduction in minimum rent of $3,066 for the year ended December 31, 2000. Development projects at White Lake MarketPlace and Auburn Mile contributed $2,441 to minimum rent when compared to 1999. The balance of the increase in minimum rents is primarily attributable to five redevelopment projects completed during 2000.

      Recoveries from tenants increased $2,398, or 11.2%, and is primarily due to a higher level of recoverable operating expenses and real estate taxes associated with White Lake MarketPlace and Auburn Mile developments. The overall recovery ratio was 97.3% for the year ended December 31, 2000, compared to 96.8% for the year ended December 31, 1999.

      For the twelve months ended December 31, 2000, percentage rents decreased $292 to $1,745, compared to $2,037 for the twelve months ended December 31, 1999. This decrease is primarily the result of our initiative to convert tenants to higher minimum rent, reducing our reliance on percentage rents as a potential source of revenue. Interest and other income increased $1,678, from $997 for the twelve months ended December 31, 1999 to $2,675. Lease termination fees were $1,001 greater in the twelve months ended December 31, 2000 when compared to the same period in 1999 and kiosk license income increased $255 for the period. Gain on sale of land options during the twelve months ended December 31, 2000 accounted for $238 of the increase.

      Total expenses for the year ended December 31, 2000 increased 9.1%, or $6,248 to $74,563, compared to $68,315 for the year ended December 31, 1999. The increase was due to a $2,352 increase in operating expenses, including recoverable operating expenses and real estate taxes, a $1,963 increase in depreciation and amortization, a $42 increase in other operating expenses, a $2,335 increase in interest expense, and a $444 decrease in general and administrative expenses.

      Real estate taxes increased $1,639, or 21.0%, from $7,810 to $9,449 for the year ended December 31, 2000. White Lake MarketPlace and Auburn Mile development projects contributed $1,228 to the increase in real estate taxes when compared to 1999.

      The $1,963 increase in depreciation is primarily due to the redevelopment projects we completed during 2000 and amortization for current year additions of tenant improvements and leasing commissions. Depreciation and amortization for White Lake MarketPlace contributed $286 to the increase.

      General and administrative expenses were $5,520 and represented 6.2% of total revenue for the year ended December 31, 2000, compared to $5,964 and 7.1% of total revenue for the same period in 1999. The decrease is primarily attributable to a $249 gain on sale of real estate recognized by Ramco-Gershenson Inc., one of our unconsolidated entities in 2000, and by increased leasing and developments fees earned by the unconsolidated entity, which reduced our reimbursement obligation.

      Interest expense increased $2,335, from $25,421 to $27,756 for the twelve months ended December 31, 2000. The 9.2% increase is the result of higher interest rates on variable rate debt for the twelve months ended December 31, 2000, increased borrowings on our credit facility and increased borrowings on the construction loans used to finance White Lake MarketPlace and the Auburn Mile developments.

      Earnings from unconsolidated entities increased $402, to $198 in 2000 from a loss of $204 in 1999. Improved operating results of the unconsolidated entities increased $208, from $257 in 1999 to $465 for the year ended December 31, 2000. In addition, depreciation and amortization expense arising from our net basis in the unconsolidated entities’ assets decreased by $194 for the year ended December 31, 2000.

      During the year ended December 31, 2000, we completed $5,431 in asset sales and recognized net gains of $3,795. The sales of properties included land parcels at Tel-Twelve Mall in April 2000 and Roseville Plaza in December 2000.

      The increase in minority interest is the result of higher income before minority interest for the twelve months ended December 31, 2000 when compared to the twelve months ended December 31, 1999.

Liquidity and Capital Resources

      We generated $24,556 in cash from operating activities and $5,774 from investing activities for the year ended December 31, 2001. Redevelopment of four shopping centers and improvements to existing properties used $21,727 and additional investments in unconsolidated entities used $2,469 during the year ended December 31, 2001. Proceeds from the sale of real estate provided $29,045 during the year. Financing activities used $27,727 during the twelve months ended December 31, 2001. Borrowings under our credit facility provided $470, net of repayments of $4,950, and repayments on construction loans used $13,575. Cash distributions to shareholders, holders of operating partnership units, and dividends paid to preferred shareholders amounted to $20,247.

      Following is a summary of our contractual cash obligations at December 31, 2001.

		Payments Due by Period

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

	(in thousands)
Long-term debt	$347,275	$8,287	$157,194	$154,680	$27,114
Operating leases	908	363	545	—	—
Unconditional construction cost obligations	5,300	5,300	—	—	—

Total contractual cash obligations	$353,483	$13,950	$157,739	$154,680	$27,114

      Our mortgages and notes payable amounted to $347,275 at December 31, 2001 with a weighted average interest rate of 7.2%. The debt consists of 12 loans secured by various properties, plus one unsecured term loan and our credit facility, as described below. Ten of the mortgage loans amounting to $195,290 have maturities ranging from 2006 to 2011, monthly payments which include regularly scheduled amortization, and have fixed interest rates ranging between 6.8% to 8.8%. One of the mortgage loans, evidenced by tax free bonds, amounting to $6,560 and secured by Oak Brook Square Shopping Center, matures in 2010 and carries a floating interest rate equal to 75% of the new issue long term Capital A rated utility bonds, plus interest to the lender sufficient to cause the lender’s overall yield on its investment in the bonds to be equal to 200 basis points over the applicable LIBOR rate (6.4% at December 31, 2001).

      In April 2001, we executed a $10,340 mortgage loan with LaSalle Bank N.A., secured by the property at Madison Shopping Center. The loan has a fixed interest rate of 7.5% and matures in May 2011.

      In November 2001, we converted a construction loan to finance the Auburn Mile shopping center development located in Auburn Hills, Michigan to a new $21,000 mortgage loan. The loan carries an interest rate of 200 basis points over LIBOR, an effective rate of 4.8% at December 31, 2001, and matures in September 2005.

      Our credit facility bears interest between 162.5 and 225 basis points over LIBOR depending on certain debt ratios (effective interest rate of 6.6% at December 31, 2001) and matures in September 2003. The credit facility is secured by mortgages on various properties and contains financial covenants relating to liabilities-to-assets ratios, minimum operating coverage ratios and a minimum equity value. As of December 31, 2001, we were in compliance with the covenant terms.

      Outstanding letters of credit issued under our credit facility amounted to $818 at December 31, 2001.

      Under the terms of our credit facility, we are required to maintain interest rate swap agreements to reduce the impact of changes in interest rates on our variable rate debt. We have interest rate swap agreements with an aggregate notional amount of $75,000 at December 31, 2001. Based on rates in effect at December 31, 2001, the agreements provide for fixed rates ranging from 7.0% to 8.3% and expire on various dates through March 2004. We are exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, we do not anticipate non-performance by the counter party.

      After taking into account the impact of converting our variable rate debt into fixed rate debt by use of interest rate swap agreements, at December 31, 2001, our variable rate debt accounted for approximately $77.0 million of outstanding debt with a weighted average interest rate of 5.1%. Variable rate debt accounted for approximately 22.2% of our total debt and 14.2% of our total capitalization.

      Our debt to total market capitalization (our debt plus the market value of our equity) ratio was 64.3% at December 31, 2001.

      The properties in which Ramco-Gershenson Properties, L.P., our operating partnership, owns an interest and which we account for using the equity method of accounting are subject to non-recourse mortgage indebtedness. At December 31, 2001, our pro rata share of non-recourse mortgage debt of these properties held by unconsolidated entities was $25,796, with a weighted average interest rate of 6.2%.

      The mortgage loans (other than our credit facility) encumbering our properties, including properties held by our unconsolidated joint ventures, are generally non-recourse, subject to certain exceptions for which we would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental liabilities. In addition, upon the occurrence of certain of such events, such as fraud or filing of a bankruptcy petition by the borrower, we would be liable for the entire outstanding balance of the loan, all accrued interest and certain other costs, penalties and expenses.

      With respect to the Crossroads Centre shopping center, which is owned by a joint venture in which we have a 10% interest, we have guaranteed to the joint venture the completion of the center by October 17, 2002, and we have entered into a master lease with the joint venture under which we are obligated to provide net operating income sufficient to provide a 1.2 to 1.0 debt service coverage ratio. In the event that the center is not completed by the scheduled completion date, we would be obligated to the joint venture for any damages it incurs due to such failure. We believe that the construction of the center has been substantially completed in accordance with the terms of our agreement. We have the option to purchase the Crossroads Centre shopping center from the joint venture, exercisable by notice on or before July 16, 2002, and if we do not exercise this option, we will be obligated to make a payment of $3.3 million to the 90% owner of this joint venture on July 17, 2002.

      Our capital structure at December 31, 2001 includes property-specific mortgages, an unsecured term loan, our credit facility, our series A preferred shares, our common shares and the minority interest in our operating partnership. At December 31, 2001, the minority interest in our operating partnership represented a 29.3% ownership interest in the operating partnership which may, under certain conditions, be exchanged for an aggregate of 2,944,977 of our common shares.

      At December 31, 2001, the units in our operating partnership were exchangeable for our common shares on a one-for-one basis. As the sole general partner of our operating partnership, we have the option, but not the obligation, to settle exchanged units in our operating partnership in cash based on the current trading price of our common shares. Assuming the exchange of all limited partnership interests in our operating partnership, there would have been 10,036,503 of our common shares outstanding at December 31, 2001, with a market value of approximately $161,086 at December 31, 2001 (based on the closing price of $16.05 per common share on December 31, 2001).

      The principal uses of our liquidity and capital resources are for acquisitions, development and redevelopment, including expansion and renovation programs, and debt repayment. To maintain our qualification as a REIT under the Internal Revenue Code, we are required to distribute to our shareholders at least 90% of our adjusted “REIT taxable income” (as defined in the Internal Revenue Code).

      We have historically funded, and may continue to fund, some of our acquisition and development activities by entering into joint venture transactions with third parties in which we own 50% or less of the joint venture entity.

      As part of our business plan to improve our capital structure and reduce debt, we will continue to pursue the strategy of selling fully-valued properties and to dispose of shopping centers that no longer meet the criteria established for our portfolio. Our ability to obtain acceptable selling prices and satisfactory terms will impact the timing of future sales. Net proceeds from the sale of properties are expected to reduce outstanding debt.

      The conversion of our Tel-Twelve shopping center from an enclosed regional mall to an open-air center is currently in process along with the redevelopment of the Shoppes of Lakeland. These redevelopments will include demolition and rebuilding of a portion of Tel-Twelve, as well as retenanting of the Shoppes of Lakeland. As a result of reduced rental income during the redevelopment period, it is our estimate that net income will decrease by approximately $3,400 for these two centers for the year ended December 31, 2002.

      We anticipate that the combination of the availability under our credit facility, possible equity offerings, the sale of existing properties, and potential new debt will satisfy our expected working capital requirements through at least the next 12 months. We anticipate adequate liquidity for the foreseeable future to fund future developments, expansions and repositionings, to continue our currently planned capital programs and to make distributions to our shareholders in accordance with the Internal Revenue Code’s requirements applicable to REITs. Although we believe that the combination of factors discussed above will provide sufficient liquidity, no such assurance can be given.

Sensitivity Analysis

      We are exposed to interest rate risk on our variable rate debt obligations. Based on our debt, interest rates and the interest rate swap agreements in effect at December 31, 2001, a 100 basis point change in interest rates would affect our earnings and cash flows by approximately $768.

Funds From Operations

      We generally consider funds from operations, also known as “FFO,” an appropriate supplemental measure of our financial performance because it is predicated on cash flow analyses. We have adopted the most recent National Association of Real Estate Investment Trusts definition of FFO, which was amended effective January 1, 2000. Under that definition, FFO represents income before minority interest, excluding extraordinary items, as defined under accounting principles generally accepted in the United States of America, gains on sales of depreciable property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our computation of FFO may, however, differ from the methodology for calculating FFO utilized by other real estate companies, and therefore, may not be comparable to these other real estate companies.

      FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America and should not be considered an alternative to net income as an indication of our performance or to cash flows from operating activities as a measure of liquidity or our ability to pay distributions. Furthermore, while net income and cash generated from operating, investing and financing activities, determined in accordance with accounting principles generally accepted in the United States of America, consider capital expenditures which have been and will be incurred in the future, the calculation of FFO does not.

      The following table illustrates the calculation of FFO for the years ended December 31, 1999, 2000 and 2001:

	Year Ended December 31,

	1999	2000	2001

	(in thousands)
Net Income	$11,839	$11,756	$13,863
Less: Gain on sale of property(1)	(1,225)	(3,420)	(5,207)
Add: Depreciation and amortization	13,339	15,584	17,148
Cumulative effect of change in accounting principle	—	1,264	—
Minority interest in partnership	4,915	4,942	5,803

Funds from operations — diluted	28,868	30,126	31,607
Less: Preferred share dividends	(3,407)	(3,360)	(3,360)

Funds from operations — basic	$25,461	$26,766	$28,247

Weighted average equivalent shares outstanding(2)
Basic	10,170	10,131	10,050
Diluted	12,170	12,132	12,070
Supplemental disclosure:
Straight-line rental income	$2,705	$3,383	$2,135
Amortization of management contracts and covenants not to compete	$422	$224	$224

(1)	Includes $251 gain on sale of property of an unconsolidated entity in 1999 and excludes gain on sale of undepreciated land of $375 in 2000 and $343 in 2001.

(2)	For basic, represents the weighted average total shares outstanding, assuming the redemption of all units in our operating partnership for common shares. For diluted, represents the weighted average total shares outstanding, assuming the redemption of all units in our operating partnership for common shares, the series A preferred shares converted to common shares and the common shares issuable under the treasury stock method upon exercise of stock options.

Capital Expenditures

      During 2001, we spent approximately $6,193 on revenue-generating capital expenditures, including tenant allowances, leasing commissions paid to third-party brokers, legal costs relative to lease documents and capitalized leasing and construction costs. These types of costs generate a return through rents from tenants over the term of their leases. Revenue-enhancing capital expenditures, including expansions, renovations and repositionings, were approximately $12,884.

Impact of Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, also known as the “FASB,” issued Statement of Financial Accounting Standard No. 141, “Business Combinations.” This statement requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement prohibits the use of the pooling-of-interests method of accounting for business combinations. We do not expect the provisions of this statement to have a material impact on our consolidated financial statements.

      The FASB issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) in June 2001. This statement changes the accounting for the amortization of goodwill and other intangible assets acquired in a business combination from an amortization method to an impairment-only method. The implementation of this statement may require the use of significant judgment to determine how to measure the fair value of intangible assets. We do not expect the provisions of this statement to have a material impact on our consolidated financial statements. We will adopt SFAS 142 as required for our first quarterly filing of our 2002 fiscal year.

      In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). This statement supersedes FASB Statement No. 122, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 requires an impairment loss to be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. This statement requires the use of one of two present value techniques to measure the fair value of an asset. In addition, this statement would require us to account for the sale of shopping centers as discontinued operations and not as part of our ongoing operations. We do not expect SFAS 144 to have a material impact on our consolidated financial statements, and SFAS 144 is effective as of January 1, 2002.

      Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). This statement, as amended, requires us to measure all derivatives at fair value and to recognize them in our consolidated balance sheet as an asset or liability, depending on our rights and obligations under each derivative contract. If the derivative is designated as a cash flow hedge, the effective portions of change in the fair value of the derivative are deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and the ineffective portion of a hedged derivative are recognized in earnings in the current period. The adoption of SFAS 133 resulted in a transition adjustment in other comprehensive income (loss) of $348 as of January 1, 2001. This is attributable to fair value losses on interest rate swap agreements designated as cash flow hedges. For the year ended December 31, 2001, the change in fair market value of our interest rate swap agreements increased other comprehensive loss by $2,831, to $3,179.

INDEBTEDNESS OUTSTANDING AFTER THIS OFFERING

Credit Facility

      We maintain a credit facility through Fleet National Bank, with which we have a 35-year relationship, allowing us to borrow up to $110.0 million, which is secured by mortgages on various properties that have an approximate net book value of $164.7 million as of December 31, 2001. As of December 31, 2001, $102.3 million was outstanding under this credit facility. The credit facility expires in September 2003 and could be terminated by our lenders upon the occurrence of customary events of default. We use our credit facility to fund our acquisition, development and redevelopment activities as well as for general corporate purposes. The interest rate on this credit facility varies between 162.5 and 225.0 basis points over LIBOR depending on certain debt ratios and was 200.0 basis points over LIBOR at December 31, 2001.

Unsecured Term Loan

      We have an unsecured term loan from Fleet National Bank under which $22.1 million was outstanding as of December 31, 2001. This term loan requires principal payments of $875,000 each on March 31, 2002, June 30, 2002 and September 30, 2002 and quarterly principal payments of $1,125,000 each beginning on December 31, 2002 until maturity in September 2003, and could be terminated by our lenders upon the occurrence of customary events of default. The interest rate on our term loan varies between 325.0 and 450.0 basis points over LIBOR depending on certain debt ratios and was 400.0 basis points over LIBOR at December 31, 2001.

Mortgage Indebtedness

      As of December 31, 2001, we had the following outstanding mortgage indebtedness (other than the secured credit facility described above):

	Principal Balance
	as of		Balance Due	Interest
Property Securing Loan	12/31/01	Maturity Date(1)	At Maturity(2)	Rate

Eight property portfolio	$71,816,805	January 2006	$65,143,737	8.3%
Seven property portfolio	47,891,484	December 2007(3)	43,480,830	6.8%
Ten property portfolio	24,636,467	January 2006	23,164,920	8.8%
Auburn Mile	21,000,000	September 2005	8,800,000	4.8%	(7)
Aquia Town Center	14,643,590	March 2008(4)	13,242,747	7.4%
Madison Shopping Center	10,294,156	May 2011(5)	9,152,743	7.5%
Jackson West	7,635,669	January 2006	6,464,078	7.2%
Oakbrook Square	6,560,000	January 2010	3,120,000	6.4%	(8)
West Oaks II	6,243,874	April 2006	4,367,103	8.3%
Spring Meadows	5,446,447	April 2006	3,809,365	8.3%
West Oaks I	4,000,273	January 2006	3,608,363	7.8%
Highland Square	2,681,206	February 2008(6)	—	8.4%

Total	$222,849,970

(1)	Except as otherwise noted, all the mortgages can be prepaid at any time, in whole or in part, subject to prepayment penalties typically calculated on a yield maintenance basis.

(2)	Assumes no prepayment of principal is made prior to the maturity date other than scheduled amortization.

(3)	This mortgage may not be prepaid until September 1, 2007, 90 days prior to the maturity date. The loan can be defeased any time after June 2000 and we have certain rights regarding property substitutions.

(4)	This mortgage may not be prepaid until February 1, 2008, 30 days prior to the maturity date. The loan can be defeased at any time after April 1, 2001.

(5)	This mortgage may not be prepaid prior to February 1, 2011, 90 days prior to the maturity date. The loan can be defeased at any time beginning April 2004.

(6)	This mortgage may not be prepaid until January 1, 2004, at which time this mortgage can be prepaid subject to a prepayment penalty calculated on a yield maintenance basis.

(7)	Variable rate of interest based on prime or LIBOR plus 200.0 basis points.

(8)	Variable rate of interest at 75% of the rate of the long-term Capital A-rated utility bonds plus supplemental interest equal to LIBOR plus 200.0 basis points.

AFFILIATED TRANSACTIONS

      Ramco-Gershenson, Inc., our subsidiary which provides property management and leasing services to properties owned by our operating partnership and our other affiliates, as well as to other third party property owners, provides property management, accounting and other administrative services to various entities and properties owned and/or controlled by Messrs. Joel Gershenson, Dennis Gershenson, Richard Gershenson, Bruce Gershenson and Michael Ward, each of whom is one of our executive officers and/or trustees. We believe that these services are provided on terms no less favorable than terms that we could obtain on an arm’s length basis. During the year ended December 31, 2001, Ramco-Gershenson, Inc. charged an aggregate of approximately $630,000 in respect of these services to entities owned and/or controlled by Messrs. Gershenson and Ward for approximately 1.9 million square feet under management and was owed approximately $355,000 by such entities as of December 31, 2001 for those services.

      In November 2001, we invested $1.7 million in a 40% interest in Ramco/ Shenandoah LLC. The remaining 60% of this company is owned by an entity a portion of which is beneficially owned by various family partnerships and trusts under the control of two uncles of Joel Pashcow, one of our trustees, and a portion of which is beneficially owned by various trusts for the benefit of members of Mr. Pashcow’s immediate family. Mr. Pashcow is a trustee of several of these trusts. In November 2001, Ramco/ Shenandoah LLC acquired the Shenandoah Square shopping center and engaged Ramco-Gershenson, Inc. to provide property management, accounting and other administrative services to the company and the shopping center which has approximately 119,000 square feet. We believe that the terms of our management agreement with Ramco/ Shenandoah LLC are no less favorable than terms that we could obtain on an arm’s length basis. During the year ended December 31, 2001, Ramco-Gershenson, Inc. charged approximately $171,000 in respect of these services to Ramco/ Shenandoah LLC and was owed approximately $9,000 as of December 31, 2001 for those services.

      In January 2001, we sold White Lake MarketPlace to Pontiac Mall Limited Partnership for $20.2 million in cash, resulting in a gain on sale to us of $5.3 million. Pontiac Mall Limited Partnership is owned 50.2% by two entities which are owned by Messrs. Joel Gershenson, Dennis Gershenson, Richard Gershenson, Bruce Gershenson and Michael Ward equally and 49.2% by a trust of which Messrs. Joel Gershenson, Dennis Gershenson, Richard Gershenson and Bruce Gershenson are equal beneficiaries and of which Bruce Gershenson serves as trustee. The remaining portion is owned by an unrelated party. This property was offered for sale utilizing the services of a national real estate brokerage firm, and we accepted the highest offer from an unrelated party which subsequently cancelled the agreement. Pontiac Mall Limited Partnership presented a comparable offer which resulted in more favorable economic benefits to us. We obtained the unanimous approval of the members of our Board of Trustees other than Joel Gershenson and Dennis Gershenson for the sale of this property to Pontiac Mall Limited Partnership.

MANAGEMENT

Trustees and Executive Officers

      Our executive officers and trustees are as follows:

Name	Age	Position

Joel D. Gershenson(3)	60	Chairman of the Board of Trustees
Dennis E. Gershenson(3)	58	President, Chief Executive Officer and Trustee
Bruce A. Gershenson	53	Executive Vice President and Treasurer
Richard D. Gershenson	56	Executive Vice President and Secretary
Richard J. Smith	51	Chief Financial Officer
Michael A. Ward	59	Executive Vice President and Chief Operating Officer
Stephen R. Blank(1)(2)	56	Trustee
Arthur H. Goldberg(2)	59	Trustee
Selwyn Isakow(1)(2)(4)	49	Trustee
Robert A. Meister(2)	60	Trustee
Joel M. Pashcow(3)	59	Trustee
Mark K. Rosenfeld(1)(4)	55	Trustee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Executive Committee

(4)	Member of the Nominating Committee

     Joel D. Gershenson. Mr. Joel Gershenson has served as Chairman of the Board of Trustees and a Trustee since May 1996. He was the President of Ramco-Gershenson, Inc. from 1976 to 1996 and spent fifteen years directing its Property Management/ Asset Management Department.

      Dennis E. Gershenson. Mr. Dennis Gershenson has served as our President and Chief Executive Officer and a Trustee since May 1996. Previously, he served as Vice President — Finance and Treasurer of Ramco-Gershenson, Inc. from 1976 to 1996 and arranged all of the financing of Ramco’s initial developments, expansions and acquisitions. Mr. Gershenson currently serves on the Board of Directors of Hospice of Southeastern Michigan, the Merrill Palmer Institute and the Metropolitan Affairs Coalition and has served as Regional Director of the International Council of Shopping Centers, also known as the “ICSC.”

      Bruce A. Gershenson. Mr. Bruce Gershenson has served as our Executive Vice President and Treasurer since May 1996. Previously, he served as Vice President — Land Acquisitions and Sales of Ramco-Gershenson, Inc. from 1972 to 1996. Mr. Gershenson currently serves on the Board of Trustees of the Karmanos Cancer Institute and the Jewish Community Center of Detroit.

      Richard D. Gershenson. Mr. Richard Gershenson has served as our Executive Vice President and Secretary since May 1996. Previously, he served as Vice President — Development and Construction of Ramco-Gershenson, Inc. from 1970 to 1996. Mr. Gershenson currently serves on the Board of Directors of the Detroit Urban League and New Detroit and is a member of the ICSC’s Governmental Affairs Committee.

      Richard J. Smith. Mr. Smith has served as our Chief Financial Officer since May 1996. Previously, he was Vice President of Financial Services of the Hahn Company from January 1996 to May 1996, and he served as Chief Financial Officer and Treasurer of Glimcher Realty Trust, an owner, developer and manager of community shopping centers and regional and super regional malls, from 1993 to 1996. Mr. Smith was Controller and Director of Financial Services of the Taubman Company, an owner, developer and manager of regional malls, from 1978 to 1988.

      Michael A. Ward. Mr. Ward has served as our Executive Vice President and Chief Operating Officer since May 1996. Previously, he was Executive Vice President of Ramco-Gershenson, Inc. from 1966 to 1996.

      Stephen R. Blank. Mr. Blank has served as a Trustee since 1988. He is currently a Senior Fellow, Finance at the Urban Land Institute and has served in such position since December 1998. Previously, Mr. Blank was Managing Director of CIBC Oppenheimer Corp. from November 1993 to November 1998. He also serves on the Board of Trustees of Atlantic Realty Trust, a real estate investment trust, and on the Board of Directors of West Coast Hospitality Corporation and BNP Residential Properties, Inc.

      Arthur H. Goldberg. Mr. Goldberg has served as a Trustee since 1988. He is currently the President of Manhattan Associates, LLC, a merchant and investment banking firm, and has served in such position since February 1994. Mr. Goldberg also serves on the Board of Trustees of Atlantic Realty Trust and on the Board of Directors of Educational Video Conferencing Inc.

      Selwyn Isakow. Mr. Isakow has served as a Trustee since 1996. He is the founder and President of Oxford Investment Group, Inc., a private investment and development group investing in manufacturing, financial services and selected other companies, and has served in such position since 1985. Mr. Isakow also serves on the Board of Directors of Champion Enterprises, Inc., and as Chairman of Bloomfield Bancorporation and Oxford Automotive, Inc.

      Robert A. Meister. Mr. Meister has served as a Trustee since 1996. He is the Vice Chairman of Aon Risk Services Companies, Inc., an insurance brokerage, risk consulting, reinsurance and employee benefits company and a subsidiary of Aon Corporation, and he has served in such position since March 1991.

      Joel M. Pashcow. Mr. Pashcow has served as a Trustee since 1980. He is the Chairman of the Board of Trustees of Atlantic Realty Trust and has served in such position since May 1996. Mr. Pashcow served as our Chairman from 1988 to May 1996. He also serves on the Board of Directors of Hi Rise Recycling Solutions, Inc.

      Mark K. Rosenfeld. Mr. Rosenfeld has served as a Trustee since 1996. He is the Chairman and Chief Executive Officer of Wilherst Developers Inc. and has served in such position since July 1997. Mr. Rosenfeld served as Chairman of the Board (from 1993 to 1996) and Chief Executive Officer (from 1992 to 1996) of Jacobson Stores Inc., a retail fashion merchandiser, and served as a director and member of the Executive Committee of the Board of Directors of Jacobson.

      Messrs. Joel Gershenson, Dennis Gershenson, Richard Gershenson and Bruce Gershenson are brothers.

Committees

      Our Board of Trustees has four standing committees, the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating Committee, which have the following duties:

     Audit Committee

•	reviewing our financial statements periodically

•	recommending the engagement of our independent certified public accountants to the Board of Trustees

•	reviewing the plans for and results of the audit by our independent certified public accountants

     Compensation Committee

•	reviewing all compensation arrangements with our officers and employees

•	considering changes and/or additions to such arrangements

     Executive Committee

•	exercising all powers and authority of the Board of Trustees, except as limited by applicable law and our bylaws

     Nominating Committee

•	reviewing the performance of our trustees

•	recommending nominees for election as trustees to our shareholders

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES

      In order for us to qualify as a REIT, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as determined under certain attribution rules in the Internal Revenue Code), during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, if we, or an owner of 10% or more of us, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership in which we are a partner), the rent we receive (either directly or through any such partnership) from that tenant will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code (as described below). A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

      Because our Board of Trustees believes it is desirable for us to qualify as a REIT, our Declaration of Trust (as amended and restated), subject to customary exceptions, provides that no holder may own, or be deemed to own by virtue of the applicable attribution rules of the Internal Revenue Code, more than the ownership limit described below. The ownership attribution rules under the Internal Revenue Code are complex and may cause common shares actually or constructively owned by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common shares (or the acquisition of an interest in an entity that owns, actually or constructively, common shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common shares and thus subject those common shares to the ownership limit. Our Board of Trustees may, in its sole discretion and upon the vote of 75% of its members, grant an exemption from the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if that person submits to the board information satisfactory to the board, in its reasonable discretion, demonstrating that:

•	the person is not an individual for purposes of the Internal Revenue Code,

•	such ownership will not cause a person who is an individual to be treated as owning common shares in excess of the ownership limit, applying the applicable ownership attribution rules, and

•	such ownership will not otherwise jeopardize our status as a REIT.

      As a condition of a waiver, our Board of Trustees may, in its reasonable discretion, require undertakings or representations from the applicant to ensure that the conditions described above are satisfied and will continue to be satisfied as long as the person owns shares in excess of the ownership limit. Under some circumstances, our Board of Trustees may, in its sole discretion and upon the vote of 75% of its members, grant an exemption for individuals to acquire preferred shares in excess of the ownership limit. Our Board of Trustees has granted an exemption for the initial purchasers of our series A preferred shares. The ownership limit we refer to in this section means:

•	with respect to our common shares, 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common shares, and

•	with respect to any class or series of our preferred shares, 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of the applicable class or series of our preferred shares.

      Our Board of Trustees has the authority to increase the ownership limit from time to time, but it does not have the authority to do so to the extent that after giving effect to an increase, five beneficial owners of our common shares could beneficially own in the aggregate more than 49.5% of our outstanding common shares.

      Our Declaration of Trust further prohibits:

•	any person from actually or constructively owning our shares of beneficial interest that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and

•	any person from transferring our shares of beneficial interest if the transfer would result in our shares of beneficial interest being owned by fewer than 100 persons.

      Any person who acquires, or attempts or intends to acquire, actual or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with any information as we may request in order to determine the effect of the transfer on our status as a REIT.

      If any purported transfer of our shares of beneficial interest or any other event would otherwise result in any person violating the ownership limit or the other restrictions in our Declaration of Trust, then the purported transfer will be void and of no force or effect with respect to the purported transferee as to that number of shares that exceeds the ownership limit and the purported transferee will acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any shares in excess of the ownership limit will cease to own any right or interest) in these excess shares. Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. This automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our Declaration of Trust) prior to the date of the violating transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust (who will be designated by us and be unaffiliated with us and the purported transferee or owner) will be required to sell the excess shares to a person or entity who could own those shares without violating the ownership limit and distribute to the purported transferee an amount equal to the lesser of the price paid by the purported transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the purported owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the purported transferee or owner, as applicable, will be distributed to the beneficiary of the trust. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported transferee prior to the discovery by us that its shares have been transferred to the trust and (ii) to recast votes in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. Any dividend or other distribution paid to the purported transferee or owner (prior to the discovery by us that its shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the ownership limit, then our Declaration of Trust provides that the transfer of the excess shares will be void.

      In addition, our shares of beneficial interest held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to lesser of (a) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market value at the time of that devise or gift) and (b) the market value of such shares on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares of beneficial interest held in the trust. Upon the sale to us, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the purported owner.

      All certificates evidencing our shares of beneficial interest will bear a legend referring to the restrictions described above and a statement that we will furnish a copy of our Declaration of Trust to a shareholder on request and without charge.

      All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or other percentage between 1/2 of 1% and 5% as provided in the applicable rules and regulations under the Internal Revenue Code) of the lesser of the number or value of our outstanding shares of beneficial interest must give a written notice to us by January 30 of each year. In addition, each shareholder will, upon demand, be required to disclose to us in writing information with respect to the direct, indirect and constructive ownership of our shares of beneficial interest as our Board of Trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine our compliance with such provisions or requirements.

FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material federal income tax consequences and considerations relating to the acquisition, holding, and disposition of our common shares. For purposes of this section under the heading “Federal Income Tax Considerations,” “we,” “our,” “us”, and the “Company” refer to Ramco-Gershenson Properties Trust, including its predecessor Ramco-Gershenson Properties Trust (formerly known as RPS Realty Trust), a Massachusetts business trust, but excluding all its subsidiaries and affiliated entities, and the “Operating Partnership” refers to Ramco-Gershenson Properties, L.P. This summary is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated by the U.S. Treasury Department (which are referred to in this section as “Treasury Regulations”), rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is also based upon the assumption that our operation and the operation of each of our subsidiaries and affiliated entities will be in accordance with any applicable organizational documents or partnership or limited liability company operating agreement. This summary is for general information only, and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	holders who receive common shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common shares as capital assets, which generally means as property held for investment.

      The federal income tax treatment of holders of common shares depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding common shares to any particular holder will depend on the holder’s particular tax circumstances. You are urged to consult your own tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of common shares.

Taxation of the Company

      We first elected to qualify as a REIT for the taxable year ended December 31, 1988 under Sections 856 through 860 of the Internal Revenue Code and applicable provisions of the Treasury Regulations, which set forth the requirements for qualifying as a REIT. Our policy has been and is to operate in such a manner as to qualify as a REIT for federal income tax purposes. If we so qualify, then we will generally not be subject to corporate income tax on amounts we pay as distributions to our shareholders. For any year in which we do not meet the requirements for qualifying as a REIT, we will be taxed as a corporation. See “— Failure to Qualify” below.

      We have received an opinion from Honigman Miller Schwartz and Cohn LLP, our special tax counsel, to the effect that since the commencement of our taxable year which began January 1, 2002, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Honigman Miller Schwartz and Cohn LLP is based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by our management regarding our assets and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Honigman Miller Schwartz and Cohn LLP or by us that we will so qualify for any particular year. The opinion was expressed as of the date issued, and will not cover subsequent periods. Honigman Miller Schwartz and Cohn LLP will have no obligation to advise us or the holders of our common shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge, or a court will not rule contrary to, the conclusions set forth in such opinions.

      Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which has not been, and will not be, reviewed by Honigman Miller Schwartz and Cohn LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain of our affiliated entities, the status of which may not have been reviewed by Honigman Miller Schwartz and Cohn LLP. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

     Taxation of REITs in General

      As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “— Requirements for Qualification — General” below. While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future.

      As a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a corporation or an entity treated as a corporation for federal income tax purposes. Rather, income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Shareholders” below.

      As a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sales to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% excise tax. See “— Prohibited Transactions” and “— Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% excise tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the amount by which we fail the 75% gross income test or the amount by which we fail the 95% gross income test (whichever is greater), multiplied by (2) a fraction intended to reflect our profitability.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet certain record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “ — Requirements for Qualification — General” below.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a “taxable REIT subsidiary” (described below) if and to the extent the IRS successfully adjusts the reported amounts of these items.

•	If we own assets that were held on the first day of a taxable year for which we first requalify as a REIT after being subject to tax as a corporation under subchapter C of the Internal Revenue Code, or if we acquire any asset from a subchapter C corporation in a transaction in which gain or loss is not recognized, and we subsequently recognize gain on the disposition of any such asset during the ten-year period (referred to in this section as the “Recognition Period”) beginning on the date on which we requalify as a REIT or we acquire the asset (as the case may be), then the excess of (i) the fair market value of the asset as of the beginning of the Recognition Period, over (ii) our adjusted basis in such asset as of the beginning of such Recognition Period (such excess referred to in this section as “Built-in Gain”) will generally be (with certain adjustments) subject to tax at the highest corporate income tax rate then in effect. (The rule described in the immediately preceding sentence is referred to in this section as the “Built-in Gain Rule.”) In lieu of such taxation of the Built-in Gain, we may make an election so that, in the case of assets we held on the first day of the taxable year of requalification as a REIT, we would recognize the Built-in Gain the day before such first day, and, in the case of assets we acquire from a subchapter C corporation, the Built-in Gain would be recognized by such corporation on the day before such acquisition. (The rule described in the immediately preceding sentence is referred to in this section as the “Deemed Sale Rule.”) See “Tax Consequences of Re-election of REIT Status” below.

•	Certain of our subsidiaries are corporations the earnings of which are subject to corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes, and state and local income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

     Requirements for Qualification — General

      The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of each taxable year; and

(7)	that meets other tests described below, including tests with respect to the nature of its income and assets.

      The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We satisfy the requirements set forth in (1) through (5) above and believe that we satisfy the requirement set forth in (6) above. In addition, our Declaration of Trust (as amended and restated) currently includes certain restrictions regarding transfer of our shares of beneficial interest which are intended (among other things) to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above.

      To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the actual owners of such shares (that is, the persons required to include in gross income the dividends we paid). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

      In addition, a trust generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

     Effect of Subsidiary Entities

      Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of the Operating Partnership and our other subsidiary partnerships are treated as our assets and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investment in the Operating Partnership.”

      Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of applying the gross income and asset tests applicable to REITs summarized below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” (described below), that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. We have two qualified REIT subsidiaries. Other entities we wholly own, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of applying the REIT income and asset tests. Disregarded subsidiaries, along with our subsidiary partnerships, are sometimes referred to as “pass-through subsidiaries.”

      In the event that any of our disregarded subsidiaries ceases to be wholly-owned (for example, if any equity interest in the subsidiary is acquired by a person other than us or another of our disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% (as measured by either voting power or value) of the securities of another corporation. See “— Income Tests” and “— Asset Tests” below

      Taxable Subsidiaries. Effective after 2000, a REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a “taxable REIT subsidiary” of the REIT. (A taxable REIT subsidiary is referred to in this section as a “TRS.”) We have made a joint election with Ramco-Gershenson, Inc. effective January 1, 2001, to treat Ramco-Gershenson, Inc. as a TRS. The separate existence of a TRS (such as Ramco-Gershenson, Inc.) or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow we and our subsidiaries generate in the aggregate, and our ability to make distributions to our shareholders.

      A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any undistributed income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of taxable subsidiary corporations in determining the parent’s compliance with the REIT requirements, these entities may be used by the parent REIT indirectly to undertake activities that the applicable rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income, such as management fees, that do not qualify under the 75% and 95% gross income tests described immediately below).

     Income Tests

      In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must derive from (1) investments in real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, or (2) certain kinds of temporary investment of new capital. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must derive from some combination of such income from investments in real property and temporary investment of new capital (that is, income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

      For purposes of satisfying the gross income tests described above, “rents from real property” generally include rents from interests in real property, charges for services customarily furnished or rendered in connection with the rental of real property (whether or not such charges are separately stated), and rent attributable to personal property which is leased under, or in connection with, a lease of real property. However, the inclusion of these items as rents from real property is subject to the conditions described immediately below.

•	Any amount received or accrued, directly or indirectly, with respect to any real or personal property cannot be based in whole or in part on the income or profits of any person from such property. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. In addition, amounts received or accrued based on income or profits do not include amounts received from a tenant based on the tenant’s income from the property if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT.

•	Amounts received from a tenant generally will not qualify as rents from real property in satisfying the gross income tests if the REIT directly, indirectly, or constructively owns, (1) in the case of a tenant which is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of shares of all classes of stock of such tenant, or, (2) in the case of a tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. (Such a tenant is referred to in this section as a “Related Party Tenant.”)

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. The determination whether more than 15% of the rents received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant to the fair market value of all the property leased by the tenant.

•	Rents from real property do not include any amount received or accrued directly or indirectly by a REIT for services furnished or rendered to tenants of a property or for managing or operating a property, unless the services furnished or rendered, or management or operation provided, are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Internal Revenue Code (that is, unless they are “usually or customarily rendered in connection with the rental of space for occupancy only” and are not otherwise considered “primarily for the tenant’s convenience”). Services, management, or operation which, if provided by a tax-exempt organization, would give rise to unrelated business taxable income (referred to in this section as “Impermissible Tenant Services”) will not be treated as provided by the REIT if provided by either an “independent contractor” (as defined in the Internal Revenue Code) who is adequately compensated and from whom the REIT does not derive any income, or by a TRS. If an amount received or accrued by a REIT for providing Impermissible Tenant Services to tenants of a property exceeds 1% of all amounts received or accrued by the REIT with respect to such property in any year, none of such amounts will constitute rents from real property. For purposes of this test, the income received from Impermissible Tenant Services is deemed to be at least 150% of the direct cost of providing the services. If the 1% threshold is not exceeded, only the amounts received for providing Impermissible Tenant Services will not qualify as rents from real property.

      Substantially all of our income derives from the Operating Partnership. The Operating Partnership’s income derives largely from rent attributable to the properties described above in “Description of the Company — Properties” (which properties are referred to in this section as the “Properties”). The Operating Partnership also derives income from Ramco-Gershenson, Inc. to the extent that Ramco-Gershenson, Inc. pays dividends on shares owned by the Operating Partnership. The Operating Partnership does not charge, and is not expected to charge, rent that is based in whole or in part on the income or profits of any person except for rent based on a fixed percentage or percentages of receipts or sales. The Operating Partnership is not anticipated to derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent.

      In addition, we do not believe that we derive (through the Operating Partnership) rent from a Related Party Tenant. However, the determination of whether we own 10% or more (as measured by either voting power or value) of any tenant is made after the application of complex attribution rules under which we will be treated as owning interests in tenants that are owned by our “Ten Percent Shareholders.” In identifying our Ten Percent Shareholders, each individual or entity will be treated as owning shares held by related individuals and entities. Accordingly, we cannot be absolutely certain whether all Related Party Tenants have been or will be identified. Although rent derived from a Related Party Tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, we believe that the aggregate amount of such rental income (together with any other nonqualifying income) in any taxable year will not cause us to exceed the limits on nonqualifying income under such gross income tests.

      The Operating Partnership provides certain services with respect to the Properties (and will provide such services with respect to any newly acquired properties) through Ramco-Gershenson, Inc. Because Ramco-Gershenson, Inc. is a TRS, the provision of such services will not cause the amounts received by us (through our ownership interest in the Operating Partnership) with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.

      We may indirectly receive distributions from TRSs or other corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

      In sum, our investment in real properties through the Operating Partnership and the provision of services with respect to those properties through Ramco-Gershenson, Inc. gives and will give rise mostly to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of such properties, or of our interest in the Operating Partnership, will generally qualify under the 75% and 95% gross income tests. We anticipate that income on our other investments will not result in our failing the 75% or 95% gross income test for any year.

      If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available if (1) our failure to meet such tests was due to reasonable cause and not due to willful neglect, (2) we attached a schedule of the sources of our income to our return, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation of REITs in General,” even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

     Asset Tests

      At the close of each calendar quarter of our taxable year, we must also satisfy the following four tests relating to the nature of our assets. For purposes of each of these tests, our assets are deemed to include the assets of any disregarded subsidiary and our share of the assets of any subsidiary partnership, such as the Operating Partnership.

•	At least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans.

•	The value of any one issuer’s securities owned by us may not exceed 5% of the value of our assets. This asset test does not apply to securities of TRSs.

•	We may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. This asset test does not apply to securities of TRSs or to “straight debt” having specified characteristics.

•	The aggregate value of all securities of TRSs we hold may not exceed 20% of the value of our total assets.

      Notwithstanding the general rule that, for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of our subsidiary partnerships, if we hold indebtedness issued by such a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualified mortgage asset or otherwise satisfies the rules for “straight debt.”

      After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we maintain adequate records with respect to the nature and value of our assets to ensure compliance with the asset tests and to enable us to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance. There can be no assurance, however, that we will always successfully take such action.

      We believe that our holdings of securities and other assets have complied and will continue to comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that we fail to meet the REIT asset requirements by reason of our interests in our subsidiaries or in the securities of other issuers or for some other reason. The IRS has asserted that, during the third quarter of 1994, we violated the requirement that not more than 25% of our total assets be represented by securities other than those in the 75% asset class. See “Tax Audit” below.

     Annual Distribution Requirements

      In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders each year in an amount at least equal to: (1) the sum of (a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction, our net capital gain and net income from foreclosure property, and with certain other adjustments) and (b) 90% of our net income, if any, from “foreclosure property” (described below); minus (2) the sum of certain items of non-cash income.

      These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the taxable year to which they relate and if paid on or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among different classes of shares as set forth in our organizational documents. In addition, any dividend we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

      To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax we paid. Our shareholders would then increase the adjusted basis of their common shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

      To the extent that we had available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of the shareholders, of any distributions that are actually made by us, which are generally taxable to the shareholders to the extent that we have current or accumulated earnings and profits. See “Taxation of Shareholders — Taxation of Taxable Domestic Shareholders — Distributions” below.

      If we fail to distribute during each calendar year at least the sum of: (1) 85% of our REIT ordinary income for that year; (2) 95% of our REIT capital gain net income for that year; and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level. We believe that we have made, and intend to continue to make, timely distributions so that we are not subject to the 4% excise tax.

      In addition, if we dispose of any asset subject to the Built-in Gain Rule (described above), then depending on the character of the asset, we might be required to distribute 90% of the Built-in Gain (less our tax on such gain), if any, recognized on the disposition of such asset under the 90% distribution requirement described above.

      We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership stipulates that we, as general partner, must use our best efforts to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. It is possible that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, as a result of timing differences between the actual receipt of cash (including distributions from the Operating Partnership) and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our “REIT taxable income” on the other hand. To avoid any failure to comply with the 90% distribution requirement, we will closely monitor the relationship between our “REIT taxable income” and cash flow, and if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.

      Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required to pay interest, however, based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify

      If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year our REIT status was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

     Prohibited Transactions

      Net income derived from a “prohibited transaction” is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Operating Partnership owns interests in real property that is situated on the periphery of certain of the Properties. We and the Operating Partnership believe that this peripheral property is not held for sale to customers and that the sale of such peripheral property will not be in the ordinary course of the Operating Partnership’s business. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held primarily for sale to customers in the ordinary course of our business depends, however, on the facts and circumstances as they exist from time to time, including those relating to a particular property. As a result, no assurance can be given that we can avoid being deemed to own property that the IRS later characterizes as property held primarily for sale to customers in the ordinary course of our business, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment.

     Foreclosure Property

      Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT’s having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) the loan or lease related to which was acquired by the REIT at a time when default was not imminent or anticipated, and (3) which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Tax Audit

      During the third quarter of 1994, we held more than 25% of the value of our total assets in short-term Treasury Bill reverse repurchase agreements, which could be viewed as non-qualifying assets for purposes of applying the 75% asset test. (Our ownership of the short-term Treasury Bill reverse repurchase agreements is referred to in this section as the “Asset Issue.”) We requested that the IRS enter into a closing agreement with us that the Asset Issue would not adversely affect our status as a REIT. The IRS deferred any action relating to the Asset Issue pending the further examination of our taxable years ended December 31, 1991 through 1994. As discussed below, the field examination has since been completed and the IRS has proposed to disqualify us as a REIT for our taxable year ended December 31, 1994 based on the Asset Issue. Our former tax counsel, Battle Fowler LLP, had rendered an opinion on March 6, 1996 that our investment in the short-term Treasury Bill reverse repurchase agreements would not adversely affect our REIT status. This opinion, however, is not binding upon the IRS or any court.

      In connection with the incorporation and distribution of all of the shares of Atlantic Realty Trust (which is referred to in this section as “Atlantic”) in May 1996, we entered into a tax agreement with Atlantic under which Atlantic assumed all our tax liability arising out of the IRS’

then ongoing examination, excluding any tax liability relating to any actions or events occurring, or any tax return position taken, after May 10, 1996, but including liabilities for additions to tax, interest, penalties and costs relating to covered taxes. (This tax agreement is referred to in this section as the “Tax Agreement.”) Under the Tax Agreement, a group of our trustees consisting of Stephen R. Blank, Arthur Goldberg and Joel Pashcow has the right to control, conduct and effect the settlement of any claims for taxes for which Atlantic assumed liability. Accordingly, Atlantic does not have any control as to the timing of the resolution or disposition of any such claims. In addition, the Tax Agreement provides that, to the extent any tax covered by the Tax Agreement can be avoided through the declaration of a “deficiency dividend” (that is, our declaration and payment of a current distribution that is permitted to relate back to the year for which the IRS determines a deficiency in order to satisfy the distribution requirement for such year), we will make, and Atlantic will reimburse us for the amount of, such deficiency dividend.

      In addition to examining our taxable years ended December 31, 1991 through 1994, the IRS examined our taxable year ended December 31, 1995. The IRS revenue agent issued an examination report on March 1, 1999 (which is referred to in this section as the “First Report”). As previously noted, the First Report proposes to disqualify us as a REIT for our taxable year ended December 31, 1994 based on the Asset Issue. In addition, the First Report proposes to increase our “REIT taxable income” for our taxable years ended December 31, 1991, 1992, 1993, and 1995. In this regard, we and Atlantic received an opinion from special tax counsel, Wolf, Block, Schorr and Solis-Cohen, on March 25, 1996 that, to the extent there is a deficiency in our “REIT taxable income” for our taxable years ended December 31, 1991 through 1994, and provided we timely pay a deficiency dividend, our status as a REIT for those taxable years would not be affected. The First Report acknowledges that we can avoid disqualification as a REIT for failure to meet the distribution requirement with respect to a year for which our “REIT taxable income” is increased by payment of a deficiency dividend. However, the First Report notes that the payment of a deficiency dividend cannot cure our disqualification as a REIT for the taxable year ended December 31, 1994 based on the Asset Issue.

      We believe that most of the positions set forth in the First Report are unsupported by the facts and applicable law. Accordingly, on April 30, 1999, we filed a protest with the Appeals Office of the IRS to contest most of the positions set forth in the First Report. The Appeals Officer returned the case file to the revenue agent for further development. On October 29, 2001, the revenue agent issued a new examination report (which is referred to in this section as the “Second Report”) that arrived at very much the same conclusions as the First Report. We filed a protest of the Second Report with the IRS on November 29, 2001 and expect to have a meeting with the appellate conferee in the near future. If a satisfactory result cannot be obtained through the administrative appeals process, judicial review of the determination is available to us.

      If, notwithstanding the above-described opinions of legal counsel, the IRS successfully challenges our status as a REIT for any taxable year, we will be able to re-elect REIT status commencing with the fifth taxable year following the initial year of disqualification (or possibly an earlier taxable year if we meet certain relief provisions under the Internal Revenue Code). Thus, for example, if the IRS successfully challenges our status as a REIT solely for our taxable year ended December 31, 1994 based on the Asset Issue, we will be able to re-elect REIT status no later than our taxable year which began January 1, 1999.

      In addition to the above-described examination, the IRS is currently conducting an examination of us for the taxable years ended December 31, 1996 and 1997, and of the Operating Partnership for the taxable years ended December 31, 1997 and 1998.

      In the notes to the consolidated financial statements made part of Atlantic’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2001, Atlantic has disclosed its liability for the tax deficiencies (and interest and penalties on the tax deficiencies) proposed to be assessed against us by the IRS for the taxable years ended December 31, 1991 through 1995, as reflected in each of the First Report and Second Report. We believe, but can provide no assurance, that Atlantic currently has sufficient net assets to pay such tax deficiencies, interest and penalties. If the amount of tax, interest and penalties assessed against us ultimately exceeds the amounts proposed in each of the First Report and Second Report, however, because interest continues to accrue on the proposed tax deficiencies, or additional tax deficiencies are proposed or for any other reason, then Atlantic may not have sufficient assets to reimburse us for all amounts we must pay to the IRS, and we would be required to pay the difference out of our own funds. Accordingly, the ultimate resolution of any controversy over tax liabilities covered by the Tax Agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our shareholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the value of Atlantic’s net assets. Moreover, the IRS may assess us with taxes that Atlantic is not required under the Tax Agreement to pay, such as taxes arising from the recently-commenced examination of us for the taxable years ended December 31, 1996 and 1997, and of the Operating Partnership for the taxable years ended December 31, 1997 and 1998. There can be no assurance, therefore, that the IRS will not assess us with substantial taxes, interest and penalties which Atlantic cannot, is not required to, or otherwise does not pay.

Tax Consequences of Re-election of REIT Status

      As discussed above under “Tax Audit,” if the IRS is successful in its challenge of our REIT status for any taxable year, we will be able to re-elect REIT status commencing with the fifth succeeding taxable year (or possibly an earlier taxable year if we meet certain relief provisions under the Internal Revenue Code). Under Temporary Treasury Regulations effective for transactions in which a subchapter C corporation qualifies as a REIT (including, in the case of a subchapter C corporation that formerly qualified as a REIT, requalification as a REIT) or in which a REIT acquires (without the recognition of gain or loss) any asset from a subchapter C corporation on or after January 2, 2002, the Built-in Gain Rule applies unless the REIT elects to have the Deemed Sale Rule apply. See “Taxation of the Company — Taxation of REITs in General” above.

      Under Temporary Treasury Regulations effective for transactions in which a subchapter C corporation qualifies as a REIT (including, in the case of a subchapter C corporation that formerly qualified as a REIT, requalification as a REIT) or in which a REIT acquires (without the recognition of gain or loss) any asset from a subchapter C corporation on or after June 10, 1987 and before January 2, 2002, the Deemed Sale Rule applies unless the REIT elects to have the Built-in Gain Rule apply. A REIT can retroactively elect to have the Built-in Gain Rule apply if it makes the election on any federal income tax return filed by it before March 15, 2003 (provided, however, that the REIT has reported consistently with the election for all prior periods).

      Both sets of Temporary Treasury Regulations, are (and each of the Deemed Sale Rule and the Built-in Gain Rule is) inapplicable to any requalification as a REIT by a corporation that, (1) immediately prior to requalifying as a REIT, was taxed as a subchapter C corporation for a period not exceeding two taxable years, and, (2) immediately prior to being taxed as a subchapter C corporation, was taxed as a REIT for a period of at least one taxable year. In addition, if the REIT had an asset subject to the Built-in Gain Rule before the REIT became subject to tax as a subchapter C corporation, then the Recognition Period with respect to such asset is reduced by the portion of the Recognition Period that expired before the REIT became subject to tax as a subchapter C corporation and by the ensuing period of time that the corporation was subject to tax as a subchapter C corporation.

      If we are disqualified as a REIT for any taxable year as a result of the recently-concluded or pending IRS examination described in “Tax Audit” above, and we re-elect REIT status beginning with the fifth succeeding taxable year after such taxable year, (i) the Deemed Sale Rule would apply if our election to requalify as a REIT is effective on or after June 10, 1987 and before January 2, 2002, unless we elect to have the Built-in Gain Rule apply, and (ii) the Built-in Gain Rule would apply to all of our assets held on the first day of the fifth succeeding taxable year after disqualification if our election to requalify as a REIT is effective on or after January 2, 2002 (and we would begin a new Recognition Period on the first day of such fifth succeeding taxable year), unless we elect to have the Deemed Sale Rule apply. We intend to elect to have the Built-in Gain Rule apply for the period after June 9, 1987 and before January 2, 2002, but we do not intend to elect to have the Deemed Sale Rule apply for the period after January 1, 2002. In any event, if we were able to re-elect REIT status beginning with the first or second succeeding taxable year after the taxable year of disqualification, the rules under the Temporary Treasury Regulations would not apply under the exception to such rules described in the immediately preceding paragraph.

      In addition, if we are disqualified as a REIT for any taxable year or years and we re-elect REIT status in a subsequent taxable year, the earnings and profits we accumulated as a subchapter C corporation would have to be distributed to our shareholders by the close of the first taxable year for which we re-elect REIT status. For taxable years beginning before August 6, 1997, a distribution is treated for this purpose as being made from the most recently accumulated earnings and profits instead of the earliest accumulated earnings and profits. Conversely, for taxable years beginning after August 5, 1997 and before 2001, a distribution is treated for this purpose as being made from the earliest accumulated earnings and profits rather than from the most recently accumulated earnings and profits. For taxable years after 2000, a distribution is treated for this purpose as first coming from earnings and profits that the REIT accumulated while subject to tax as a subchapter C corporation. Therefore, if we are disqualified as a REIT for any taxable year or years and we re-elect REIT status in a subsequent taxable year beginning after August 5, 1997, any distributions in such subsequent taxable year would likely be treated as first having been made from the earnings and profits we accumulated while subject to tax as a subchapter C corporation. Moreover, if we re-elect to be a REIT for a taxable year and fail to distribute such accumulated earnings and profits by the close of such year, we may distribute them (less an interest charge payable to the IRS on half the amount of the accumulated earnings and profits) in a subsequent year in which there is a determination that we would not otherwise qualify as a REIT for the taxable year of the re-election, provided that such determination contains a finding that the failure to distribute such accumulated earnings and profits by the close of the year of re-election was not due to fraud with intent to evade tax.

Tax Aspects of Investment in the Operating Partnership

     General

      We hold a direct interest in the Operating Partnership and, through the Operating Partnership, hold an indirect interest in certain other partnerships and in limited liability companies classified as partnerships for federal income tax purposes (which, together, are referred to in this section as the “Partnerships”). In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in computing our “REIT taxable income.” See “Taxation of the Company — Income Tests” above. Any resultant increase in our “REIT taxable income” will increase the amount we must distribute to satisfy the REIT distribution requirements (see “Taxation of the Company — Annual Distribution Requirements” above) but will not be subject to federal income tax in our hands provided that we distribute such income to our shareholders. Moreover, for purposes of the REIT asset tests (see “Taxation of the Company — Asset Tests” above), we will include our proportionate share of the assets held by the Partnerships.

     Entity Classification

      Our interests in the Partnerships involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership or any other Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership or any of the other Partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which would likely preclude us from satisfying the asset tests and possibly the income tests (see “Taxation of the Company — Income Tests” and “Taxation of the Company — Asset Tests” above), and in turn would prevent us from qualifying as a REIT. See “Taxation of the Company — Failure to Qualify” above for a discussion of the effect of our failure to meet such tests for a taxable year. In addition, any change in the status of any of the Partnerships for federal income tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

      In general, under certain Treasury Regulations which became effective January 1, 1997 (referred to in this section as the “Check-the-Box Regulations”), an unincorporated entity with at least two members may elect to be classified either as a corporation or as a partnership for federal income tax purposes. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. For such an entity that was in existence prior to January 1, 1997, such as the Operating Partnership and most of the other Partnerships, the entity will have the same classification (unless it elects otherwise) that it claimed under the rules in effect prior to the Check-the-Box Regulations. In addition, the federal income tax classification of an entity that was in existence prior to January 1, 1997 will be respected for all periods prior to January 1, 1997 if (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all members of the entity recognized the federal income tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. We believe that the Operating Partnership and each of the other Partnerships which existed prior to January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for federal income tax purposes. Each of them intends to continue to be classified as a partnership for federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.

     Tax Allocations with Respect to the Properties

      Pursuant to Section 704(c) of the Internal Revenue Code and applicable Treasury Regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as the Properties contributed to the Operating Partnership by the limited partners of the Operating Partnership) must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (referred to in this section as the “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed with contributions of appreciated property (including the Properties contributed by the limited partners of the Operating Partnership). Consequently, the Operating Partnership’s partnership agreement requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code and the applicable Treasury Regulations. Where a partner contributes cash to a partnership at a time when the partnership holds appreciated (or depreciated) property, the applicable Treasury Regulations provide for a similar allocation of these items to the other (that is, the non-contributing) partners. These rules may apply to any contribution by us to the Operating Partnership or the other Partnerships of cash proceeds received in offerings of our shares, including the offering of our common shares contemplated by this prospectus.

      In general, the limited partners that contributed appreciated Properties to the Partnerships will be allocated less depreciation, and increased taxable gain on sale, of such Properties. This will tend to eliminate the Book-Tax Difference. However, the special allocation rules of Section 704(c) and the applicable Treasury Regulations do not always rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Under the applicable Treasury Regulations, special allocations of income and gain and depreciation deductions must be made on a property-by-property basis. Depreciation deductions resulting from the carryover basis of a contributed property are used to eliminate the Book-Tax Difference by allocating such deductions to the non-contributing partners (for example, the Company) up to the amount of their share of book depreciation. Any remaining tax depreciation for the contributed property would be allocated to the partners who contributed the property. Each Partnership has elected the “traditional method” of rectifying the Book-Tax Difference under the applicable Treasury Regulations, pursuant to which if depreciation deductions are less than the non-contributing partners’ share of book depreciation, then the non-contributing partners lose the benefit of the tax deductions in the amount of the difference. When the property is sold, the resulting tax gain is used to the extent possible to eliminate any remaining Book-Tax Difference. Under the traditional method, it is possible that the carryover basis of the contributed assets in the hands of a Partnership may cause us to be allocated less depreciation and other deductions than would otherwise be allocated to us. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “Taxation of the Company — Annual Distribution Requirements” above.

      With respect to property purchased by (and not contributed to) the Operating Partnership, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code and the applicable Treasury Regulations will not apply.

     Sale of the Properties

      Our share of any gain realized by the Operating Partnership or any other Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Taxation of the Company — Prohibited Transactions” above. Whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Partnerships intend to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties and other shopping centers and to make such occasional sales of the Properties as are consistent with our investment objectives. Based upon such investment objectives, we believe that, in general, the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material. Whether property is dealer property depends, however, on the particular facts and circumstances. No assurance can be given that any property sold by us or any of our Partnerships will not be dealer property, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment.

Taxation of Ramco-Gershenson, Inc.

      A portion of the amounts to be used to fund distributions to our shareholders is expected to come from distributions made by Ramco-Gershenson, Inc., our TRS, to the Operating Partnership. In general, Ramco-Gershenson, Inc. pays federal, state and local income taxes on its taxable income at normal corporate rates. Any federal, state or local income taxes that Ramco-Gershenson, Inc. is required to pay will reduce our cash flow from operating activities and our ability to make distributions to holders of our securities, including our common shares.

Taxation of Shareholders

     Taxation of Taxable Domestic Shareholders

      Distributions. As a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. The maximum federal income tax rate applicable to corporations is 35% and that applicable to ordinary income of individuals is currently 38.6% (37.6% for 2004 and 2005, and 35% for 2006 through 2010). Distributions that are designated as capital gain dividends will be taxed to shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its common shares. A similar treatment will apply to long-term capital gains we retain, to the extent that we elect the application of provisions of the Internal Revenue Code that treat shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to shareholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of shareholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions. Pursuant to Treasury Regulations to be promulgated by the U.S. Treasury Department, a portion of our distributions may be subject to the alternative minimum tax to the extent of our items of tax preference, if any, allocated to the shareholders.

      Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s common shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these common shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s common shares, they will be included in income as long-term capital gain, or short-term capital gain if the common shares have been held for one year or less. In addition, any dividend we declare in October, November or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

      To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “Taxation of the Company — Annual Distribution Requirements” above. Such losses, however, are not passed through to our shareholders and do not offset income of shareholders from other sources, nor would they affect the character of any distributions that we actually make, which are generally subject to tax in the hands of our shareholders to the extent that we have current or accumulated earnings and profits.

      We will be treated as having sufficient earnings and profits for a year to treat as a dividend any distribution we make for such year up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in “Taxation of the Company” above. As a result, taxable domestic shareholders may be required to treat certain distributions as taxable dividends even though we may have no overall, accumulated earnings and profits. Moreover, any deficiency dividend will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be) regardless of our earnings and profits for the year in which we pay the deficiency dividend. See “Tax Audit” above.

      Disposition of Common Shares. In general, capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of common shares will be subject to a maximum federal income tax rate of 20% (applicable to long-term capital gains) if the common shares are held for more than 12 months, and will be taxed at rates of up to 38.6% (37.6% for 2004 and 2005, and 35% for 2006 through 2010) (applicable to short-term capital gains) if the common shares are held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of common shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available first to offset long-term capital gain income (which is taxed at capital gain rates) and then short-term capital gain income (which is taxed at ordinary income rates) of the shareholder, but not ordinary income of the shareholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). Capital losses recognized by a shareholder upon the disposition of common shares held for not more than one year are considered short-term capital losses and are generally available first to offset short-term capital gain income and then long-term capital gain income of the shareholder, but not ordinary income of the shareholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of common shares by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as long-term capital loss to the extent of distributions received from us that are required to be treated by the shareholder as long-term capital gain.

      Passive Activity Loss and Investment Interest Limitations. Taxable dividends that we distribute and gain from the disposition of common shares will not be treated as passive activity income, and therefore, shareholders generally will not be able to apply any “passive losses” against such income. Taxable dividends that we distribute and gain from the disposition of common shares generally may be treated as investment income for purposes of applying the limitation on the deductibility of investment interest.

     Taxation of Non-U.S. Shareholders

      The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of common shares applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any person other than:

•	a citizen or resident of the United States,

•	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia,

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or

•	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The following summary is based on current law and is for general information only. The summary addresses only selective and not all aspects of United States federal income and estate taxation.

      Ordinary Dividends. The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty.

      In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of common shares. In cases where the dividend income from a non-U.S. shareholder’s investment in common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. income tax at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

      Non-Dividend Distributions. Unless our common shares constitute a U.S. real property interest (referred to in this section as a “USRPI”), distributions by us which are not dividends out of our earnings and profits will generally not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If the common shares constitute a USRPI, as discussed below, distributions by us in excess of the sum of our earnings and profits plus the shareholder’s basis in its common shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (which is referred to in this section as “FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic shareholder of the same type (that is, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

      Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries (referred to in this section as “USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations (as the case may be), without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

      Dispositions of Common Shares. Unless common shares constitute a USRPI, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. The common shares will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

      Even if the foregoing test is not met, common shares nonetheless will not constitute a USRPI if we are a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT in which, at all times during a specific testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. shareholders. We believe that we are, and we expect to continue to be, a domestically-controlled REIT and, therefore, the sale of the common shares should not be subject to taxation under FIRPTA. Because common shares will be publicly traded, however, no assurance can be given that we are or will be a domestically-controlled REIT.

      In the event that we do not constitute a domestically-controlled REIT, a non-U.S. shareholder’s sale of common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (i) the common shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (ii) the selling non-U.S. shareholder held 5% or less of our outstanding shares at all times during a specified testing period.

      If gain on the sale of common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

      Gain from the sale of common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder’s investment in the common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

       Estate Tax. Common shares owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

     Taxation of Tax-Exempt Shareholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (which is referred to in this section as “UBTI”). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) the common shares are not otherwise used in an unrelated trade or business, distributions from us and income from the sale of the common shares should not give rise to UBTI to a tax-exempt shareholder.

      Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

      In certain circumstances, a pension trust that owns more than 10% of the value of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our shares, or (2) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of our shares. We believe that we currently are not a pension-held REIT.

      Tax-exempt shareholders are urged to consult their tax advisor regarding the federal, state, local and foreign tax consequences of an investment in our common shares.

Other Tax Considerations

     Information Reporting Requirements and Backup Withholding Tax

      Under certain circumstances, shareholders of common shares may be subject to backup withholding at a rate of 30% (29% for 2004 and 2005, and 28% for 2006 through 2010) on payments made with respect to, or cash proceeds of a sale or exchange of, common shares. Backup withholding will apply only if the holder (1) fails to furnish its taxpayer identification number, referred to in this section as a “TIN” (which, for an individual, would be his or her social security number), (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalty of perjury, that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Shareholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a shareholder will be allowed as a credit against such shareholder’s United States federal income tax liability and may entitle such shareholder to a refund, provided that the required information is furnished to the IRS.

      Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. shareholders, and non-U.S. shareholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to non-U.S. shareholders is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a non-U.S. shareholder will be allowed as a credit against any United States federal income tax liability of such non-U.S. shareholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     Dividend Reinvestment Plan

      To the extent that a shareholder receives common shares pursuant to a dividend reinvestment plan, the federal income tax treatment of the shareholder and us will generally be the same as if the distribution had been made in cash. See “Taxation of Shareholders” and “Taxation of the Company — Annual Distribution Requirements” above.

     Legislative or Other Actions Affecting REITs

      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes

to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in our common shares.

     State and Local Taxes

      We are, and our shareholders may be, subject to state, local, or other taxation in various state, local, or other jurisdictions, including those in which we or our shareholders transact business, own property or reside. The tax treatment in such jurisdictions may differ from the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state, local, and other tax laws on their investment in our common shares.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Banc Alex. Brown Inc., McDonald Investments Inc. and Robertson Stephens, Inc., have severally agreed to purchase from us the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

Deutsche Banc Alex. Brown Inc.
McDonald Investments Inc.
Robertson Stephens, Inc.

Total	3,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                    per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $                    per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional common shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting discounts and commissions are           % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

	Fee	Without Exercise of	With Full Exercise of
	per Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,250,000.

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and trustees have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our common shares or other securities convertible into, exchangeable into or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our share option plans, and we may issue our common shares or units of our operating partnership in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our officers and trustees releasing them from these lock-up agreements prior to the expiration of the 90-day period.

      In order to facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common share. Specifically, the underwriters may over-allot our common shares in connection with this offering, thus creating a short sales position in our common shares for their own account. A short sales position results when an underwriter sells more common shares than that underwriter is committed to purchase. A short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made for an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      Accordingly, to cover these short sales positions or to stabilize the market price of our common shares, the underwriters may bid for, and purchase, our common shares in the open market. These transactions may be effected on The New York Stock Exchange or otherwise.

      Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      This prospectus is being made available in electronic format on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than this prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

      Affiliates of each of Deutsche Banc Alex. Brown Inc., McDonald Investments Inc. and Robertson Stephens, Inc. act as lenders to us under our credit facility. Since we intend to use the net proceeds of this offering initially to reduce the outstanding balance of our credit facility, those affiliates may receive over 10% of the net proceeds. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

      Some of the underwriters or their affiliates have provided commercial and investment banking services to us in the past and may do so in the future. They have received customary fees and commissions for these services.

LEGAL MATTERS

      The validity of the issuance of the common shares offered by this prospectus will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain tax matters will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

      The financial statements and related financial statement schedule as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL INFORMATION

RAMCO-GERSHENSON PROPERTIES TRUST

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees of

Ramco-Gershenson Properties Trust:

      We have audited the accompanying consolidated balance sheets of Ramco-Gershenson Properties Trust and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ramco-Gershenson Properties Trust and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 3 to the consolidated financial statements, in 2001, Ramco-Gershenson Properties Trust and subsidiaries changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133, as amended or interpreted.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 6, 2002 (March 14, 2002 as to Note 14)

RAMCO-GERSHENSON PROPERTIES TRUST

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000

	(In thousands, except
	per share amounts)
ASSETS
Investment in real estate — net	$496,269	$509,629
Cash and cash equivalents	5,542	2,939
Accounts receivable — net	17,627	15,954
Equity investments in and advances to unconsolidated entities	7,837	9,337
Other assets — net	25,454	22,425

Total Assets	$552,729	$560,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Mortgages and notes payable	$347,275	$354,008
Distributions payable	5,062	5,076
Accounts payable and accrued expenses	18,830	15,355

Total Liabilities	371,167	374,439
Minority Interest	48,157	47,301
Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Preferred Shares, par value $.01, 10,000 shares authorized; 1,400 Series A convertible shares issued and outstanding, liquidation value of $35,000	33,829	33,829
Common Shares of Beneficial Interest, par value $.01, 30,000 shares authorized; 7,092 and 7,128 issued and outstanding, respectively	71	71
Additional paid-in capital	150,186	150,728
Accumulated other comprehensive loss	(3,179)	—
Cumulative distributions in excess of net income	(47,502)	(46,084)

Total Shareholders’ Equity	133,405	138,544

Total Liabilities and Shareholders’ Equity	$552,729	$560,284

See notes to consolidated financial statements.

RAMCO-GERSHENSON PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999

	(In thousands, except
	per share amounts)
REVENUES
Minimum rents	$61,043	$60,228	$59,779
Percentage rents	1,442	1,745	2,037
Recoveries from tenants	23,303	23,884	21,486
Fees and management income	2,485	—	—
Interest and other income	2,700	2,675	997

Total Revenues	90,973	88,532	84,299

EXPENSES
Real estate taxes	10,168	9,449	7,810
Recoverable operating expenses	14,286	15,104	14,391
Depreciation and amortization	17,083	15,274	13,311
Other operating	1,464	1,460	1,418
General and administrative	8,337	5,520	5,964
Interest expense	26,332	27,756	25,421

Total Expenses	77,670	74,563	68,315

Operating income	13,303	13,969	15,984
Earnings (Loss) from unconsolidated entities	813	198	(204)

Income before gain on sale of real estate and minority interest	14,116	14,167	15,780
Gain on sale of real estate	5,550	3,795	974
Minority interest	(5,803)	(4,942)	(4,915)

Net income before cumulative effect of change in accounting principle	13,863	13,020	11,839
Cumulative effect of change in accounting principle	—	(1,264)	—

Net income	13,863	11,756	11,839
Preferred stock dividends	3,360	3,360	3,407

Net income available to common shareholders	$10,503	$8,396	$8,432

Basic and diluted earnings per share before cumulative effect of change in accounting principle:
Basic	$ 1.48	$1.34	$1.17

Diluted	$ 1.47	$1.34	$1.17

Basic and diluted earnings per share after cumulative effect of change in accounting principle:
Basic	$ 1.48	$1.17	$1.17

Diluted	$ 1.47	$1.17	$1.17

Weighted average shares outstanding:
Basic	7,105	7,186	7,218

Diluted	7,125	7,187	7,218

See notes to consolidated financial statements.

RAMCO-GERSHENSON PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
Years Ended December 31, 2001, 2000 and 1999

				Accumulated
		Common	Additional	Other	Cumulative	Total
	Preferred	Stock	Paid-In	Comprehensive	Earnings/	Shareholders’
	Stock	Par Value	Capital	Loss	Distributions	Equity

	(In thousands, except share amounts)
Balance, January 1, 1999	$33,829	$72	$151,973	$—	$(38,732)	$147,142
Cash distributions declared					(12,126)	(12,126)
Preferred Shares dividends declared					(3,407)	(3,407)
Net income and comprehensive income					11,839	11,839

Balance, December 31, 1999	33,829	72	151,973	—	(42,426)	143,448
Cash distributions declared					(12,054)	(12,054)
Preferred Shares dividends declared					(3,360)	(3,360)
Purchase and retirement of common shares		(1)	(1,245)			(1,246)
Net income and comprehensive income					11,756	11,756

Balance, December 31, 2000	33,829	71	150,728	—	(46,084)	138,544
Cash distributions declared					(11,921)	(11,921)
Preferred Shares dividends declared					(3,360)	(3,360)
Purchase and retirement of common shares			(654)			(654)
Stock options exercised			112			112

	33,829	71	150,186	—	(61,365)	122,721

Components of comprehensive income (loss):
Net income					13,863	13,863
Cumulative effect of change in accounting principle				(348)		(348)
Unrealized losses on interest rate swaps				(2,831)		(2,831)

Total Comprehensive Income	—	—	—	(3,179)	13,863	10,684

Balance, December 31, 2001	$33,829	$71	$150,186	$(3,179)	$(47,502)	$133,405

See notes to consolidated financial statements.

RAMCO-GERSHENSON PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$13,863	$11,756	$11,839
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	17,083	15,274	13,311
Amortization of deferred financing costs	785	375	635
Gain on sale of real estate	(5,550)	(3,795)	(974)
(Earnings) Loss from unconsolidated entities	(813)	(198)	204
Minority Interest	5,803	4,942	4,915
Changes in operating assets and liabilities:
Accounts receivable	(1,231)	(4,089)	(2,927)
Other assets	(4,688)	(7,421)	(3,796)
Accounts payable and accrued expenses	(696)	282	747

Cash Flows Provided By Operating Activities	24,556	17,126	23,954

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(21,727)	(27,332)	(43,178)
Investment in unconsolidated entities	(2,469)	(1,430)	(2,329)
Proceeds from sale of real estate	29,045	5,431	34,425
Collection of note receivable from unconsolidated entity	—	9,326	—
Advances from unconsolidated entities	122	924	92
Distributions received from unconsolidated entities	803	302	287

Cash Flows Provided by (Used In) Investing Activities	5,774	(12,779)	(10,703)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash distributions to shareholders	(11,942)	(12,091)	(12,126)
Cash distributions to operating partnership unit holders	(4,947)	(4,948)	(5,227)
Cash dividends paid on preferred shares	(3,358)	(3,374)	(3,253)
Repayment of Credit Facility	(4,950)	(20,120)	(34,388)
Repayment of unsecured loan	(2,875)	(20,000)	—
Principal repayments on mortgage debt	(4,076)	(5,605)	(3,179)
Purchase and retirement of common shares	(654)	(1,246)	—
Payments of deferred financing costs	(205)	(1,949)	(658)
Purchase of operating partnership units	—	—	(97)
Borrowings on Credit Facility	5,420	33,250	25,100
Borrowings on fixed rate mortgage	10,340	25,000	—
Borrowings on variable rate mortgage	2,983	—	—
(Repayment) borrowings on construction loans	(13,575)	3,931	21,771
Proceeds from exercise of stock options	112	—	—

Cash Flows Used In Financing Activities	(27,727)	(7,152)	(12,057)

Net Increase (Decrease) in Cash and Cash Equivalents	2,603	(2,805)	1,194
Cash and Cash Equivalents, Beginning of Period	2,939	5,744	4,550

Cash and Cash Equivalents, End of Period	$5,542	$2,939	$5,744

Supplemental Disclosures of Cash Flow Information:
Cash Paid for Interest During the Period	$25,110	$28,905	$26,361

See notes to consolidated financial statements.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

1. Organization

      We are engaged in the business of owning, developing, acquiring, managing and leasing community shopping centers, regional malls and single tenant retail properties. At December 31, 2001, we had a portfolio of 57 shopping centers, with more than 11,400,000 square feet of gross leasable area, located in the midwestern, southeastern and mid-Atlantic regions of the United States. Our centers are usually anchored by discount department stores or supermarkets and the tenant base consists primarily of national and regional retail chains and local retailers. Our credit risk, therefore, is concentrated in the retail industry.

      The economic performance and value of our real estate assets are subject to all the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. The economic condition of each of our markets may be dependent on one or more industries. An economic downturn in one of these industries may result in a business downturn for our tenants, and as a result, these tenants may fail to make rental payments, decline to extend leases upon expiration, delay lease commencements or declare bankruptcy.

      Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant’s lease, causing material losses to us and adversely impacting our operating results. If our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be adversely affected. During 2001, seven of our tenants filed for bankruptcy protection, representing a total of 15 locations. These tenants represented approximately 1.7% of our aggregate base rental income during 2001. During January 2002, two more of our tenants filed for bankruptcy protection, including Kmart Corporation which represented approximately 6.1% of our annualized base rental income at December 31, 2001.

      Revenues from our largest tenant, Wal-Mart, amounted to 8.7%, 9.2% and 10.2% of our annualized base rent for the years ended December 31, 2001, 2000 and 1999, respectively.

2. Summary of Significant Accounting Policies

      Principles of Consolidation — The consolidated financial statements include the accounts of the Company and our majority owned subsidiary, the Operating Partnership, Ramco-Gershenson Properties, L.P. (70.7% owned by us at December 31, 2001 and 70.8% at December 31, 2000), our wholly owned subsidiary, Ramco Properties Associates Limited Partnership, a financing subsidiary and Ramco-Gershenson, Inc, our management company. See Note 4 to the Consolidated Financial Statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — Shopping center space is generally leased to retail tenants under leases which are accounted for as operating leases. We recognize minimum rents on the straight-line method over the terms of the leases, as required under Statement of Financial

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Standard No. 13. Certain of the leases also provide for additional revenue based on contingent percentage income and is recorded on an accrual basis once the specified target that triggers this type of income is achieved. The leases also typically provide for tenant recoveries of common area maintenance, real estate taxes and other operating expenses. These recoveries are recognized as revenue in the period the applicable costs are incurred.

      Straight line rental income was greater than the current amount required to be paid by our tenants by $2,135, $3,383 and $2,705 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Cash and Cash Equivalents — We consider all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

      Income Tax Status — We conduct our operations with the intent of meeting the requirements applicable to a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986 as amended, also known as the Code, . In order to maintain qualification as a real estate investment trust, the REIT is also required to distribute annually at least a minimum percentage (90% for tax years beginning after December 31, 2000, and 95% for earlier tax years) of its REIT Taxable Income (as defined in the IRC) to its shareholders. As a real estate investment trust, the REIT will generally not be liable for federal corporate income taxes. Thus, no provision for federal income taxes has been included in the accompanying financial statements.

      Real Estate — We record real estate assets at the lower of cost or fair value if impaired. Costs incurred for the acquisition, development and construction of properties are capitalized. For redevelopment of an existing operating property, the undepreciated net book value plus the cost for the construction (including demolition costs) incurred in connection with the redevelopment are capitalized to the extent such costs do not exceed the estimated fair value when complete. To the extent such costs exceed the estimated fair value of such property, the excess is charged to expense.

      We evaluate the recoverability of our investment in real estate whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Our assessment of recoverability of our real estate assets includes, but is not limited to, recent operating results, expected net operating cash flow and our plans for future operations. For the years ended, December 31, 2001, 2000 and 1999, none of our assets were considered impaired.

      Depreciation is computed using the straight-line method and estimated useful lives for buildings and improvements of 40 years and equipment and fixtures of 5 to 10 years. Expenditures for improvements and construction allowances paid to tenants are capitalized and amortized over the remaining life of the initial terms of each lease. Expenditures for normal, recurring, or periodic maintenance and planned major maintenance activities are charged to expense when incurred. Renovations which improve or extend the life of the asset are capitalized.

      Other Assets — Other assets consist primarily of prepaid expenses, proposed development and acquisition costs, and financing and leasing costs which are amortized using the straight-line method over the terms of the respective agreements. Using our best estimates based on reasonable and supportable assumptions and projections, we review for impairment such assets whenever events or changes in circumstances indicate that the carrying amount of these assets might not be recoverable.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Derivative Financial Instruments — In managing interest rate exposure on certain floating rate debt, we at times enter into interest rate protection agreements. We do not utilize these arrangements for trading or speculative purposes. The differential between fixed and variable rates to be paid or received is accrued, as interest rates change, and recognized currently in the Consolidated Statement of Income. We are exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements, however, we do not anticipate non-performance by the counter party.

      Impact of Recent Accounting Pronouncements — In June 2001, The Financial Accounting Standards Board, also known as FASB, issued Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS 141”). This statement requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 prohibits the use of the pooling of interest method of accounting for business combinations. We do not expect the provisions of this statement to have a material impact on our consolidated financial statements.

      The FASB issued Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) in June 2001. This statement changes the accounting for the amortization of goodwill and other intangible assets acquired in a business combination from an amortization method to an impairment-only method. The implementation of this statement may require the use of significant judgment to determine how to measure the fair value of intangible assets. We do not expect this statement to have a material effect on our consolidated financial statements. We will adopt SFAS 142 as required for our first quarterly filing of our 2002 fiscal year.

      In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). This statement supersedes FASB Statement No. 122, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 requires an impairment loss to be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. This statement requires the use of one of two present value techniques to measure the fair value of an asset. In addition, this statement would require us to account for the sale of shopping centers as discontinued operations and not as part of our ongoing operations. SFAS 144 is not expected to have a material impact on our consolidated financial statements and is effective as of January 1, 2002.

3. Accounting Change — Derivative Financial Instruments

      Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This statement, as amended, requires us to measure all derivatives at fair value and to recognize them in the Consolidated Balance Sheet as an asset or liability, depending on our rights and obligations under each derivative contract. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are deferred and recorded as a component of other comprehensive income (“OCI”) until the hedged transactions occur and are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the ineffective portion of a hedged derivative are recognized in earnings in the current period.

      Under the terms of the Credit Facility, we are required to maintain interest rate swap agreements to reduce the impact of changes in interest rate on our variable rate debt. We have entered into five interest rate swap agreements with a notional amount of $75,000 as of

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, and provide for a fixed rate ranging from 7.0% to 8.3% at various dates through March 2004. The differential between fixed and variable rates to be paid or received is accrued, as interest rates change, and recognized currently in the Consolidated Statement of Income. We are exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements, however, we do not anticipate non-performance by the counter party.

      The adoption of SFAS 133 resulted in a transition adjustment loss charged to OCI of $348 as of January 1, 2001. For the year ended December 31, 2001, the change in fair market value of the interest rate swap agreements increased the OCI loss by $2,831, to $3,179.

4. Consolidation of Ramco-Gershenson, Inc.

      Through our operating partnership, Ramco-Gershenson Properties, L.P., we own 100% of the non-voting and voting common stock of Ramco-Gershenson, Inc. (“Ramco”), the management company which provides property management services to us and to other entities. We previously accounted for our investment in Ramco under the equity method. As of January 1, 2001, Ramco elected to be a taxable real estate investment trust subsidiary for federal income tax purposes. In conjunction with the tax election, we entered into an option agreement to purchase the remaining voting common stock of Ramco. Subsequent to December 31, 2000, the assets, liabilities, revenue and expenses of Ramco have been included in the accompanying consolidated financial statements. This increased revenues and expenses by $2,485 for the year ended December 31, 2001.

      The following unaudited pro forma consolidated results of operations for the years ended December 31, 2000 and 1999, assumes that Ramco was included in the consolidated financial statements as of January 1, 1999 (in thousands, except per share data):

	December 31,	December 31,
	2000	1999

Revenue	$90,529	$85,806
Expenses	76,560	69,822

Operating income	13,969	15,984

Net income	$11,756	$11,839

Net income:
Basic earnings per share	$1.17	$1.17

Diluted earnings per share	$1.17	$1.17

      The effect of including Ramco in the Consolidated Balance Sheet was to increase the following accounts as of January 1, 2001 and to reduce equity investments:

Cash	$179
Accounts receivable	1,627
Other assets	3,447
Accounts payable and accrued expenses	(993)

Reduction in equity investments in unconsolidated entities	$4,260

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Accounts Receivable — Net

      Accounts receivable include $10,560 and $9,865 of unbilled straight-line rent receivables at December 31, 2001, and December 31, 2000, respectively. Straight line rent receivable at December 31, 2001, includes approximately $1,997 due from Kmart Corporation.

      We provide for bad debt expense based upon the reserve method of accounting. Historically we have provided approximately 0.5% of rental revenues as our annual bad debt reserve based on the level of bad debt we have experienced. Due to the economic downturn in the retail industry and the increase in the number of retail companies filing for bankruptcy protection (including Kmart Corporation during January 2002), we increased the bad debt expense to approximately 0.9% of rental revenue for the year ended December 31, 2001.

      We continuously monitor the collectability of our accounts receivable (billed, unbilled and straight-line) from tenants and based on our judgment, adjust the allowance for bad debts as necessary. It is our policy to cease recording rental income from tenants when we believe such amounts would be uncollectible. Management believes the allowance is adequate to absorb currently estimated bad debts. However, if we experience bad debts in excess of the reserves we have established, our operating income would be reduced.

      An allowance for doubtful accounts has been provided against the portion of tenant accounts receivable which is estimated to be uncollectible. Accounts receivable in the accompanying balance sheet is shown net of an allowance for doubtful accounts of $1,773 and $1,283 as of December 31, 2001 and 2000 respectively.

      Bad debt expense amounted to $735, $330 and $559 for the three years ended December 31, 2001, 2000 and 1999, respectively.

6. Investment in Real Estate

      Investment in real estate consists of the following:

	December 31,

	2001	2000

Land	$77,546	$71,809
Buildings and improvements	471,317	472,846
Construction in progress	8,486	13,340

	557,349	557,995
Less: accumulated depreciation	(61,080)	(48,366)

Investment in real estate — net	$496,269	$509,629

      Gain on Sale of Real Estate — In January 2001, we sold White Lake MarketPlace for cash of $20,200, resulting in a gain on sale of approximately $5,300. See Note 18. In addition, we sold our Athens Town Center property and four parcels of land and recognized an additional aggregate gain of $250.

      During 2000, we sold two parcels of land and recognized an aggregate gain of $3,795. In addition, a subsidiary of Ramco, an unconsolidated entity, sold a parcel of land and recognized a gain of $249. Accordingly, the cost reimbursement by the Operating Partnership to Ramco was reduced by the amount of the gain, thereby reducing our general and administrative expenses in 2000.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 1999, we sold two properties for cash of $34,425 and recognized an aggregate gain of $974.

7. Investments in and Advances to Unconsolidated Entities

      We have investments in and advances to the following unconsolidated entities:

Ownership as of
Unconsolidated Entities	December 31, 2001

28th Street Kentwood Associates	50%
S-12 Associates	50%
RPT/ INVEST, LLC	25%
RPT/ INVEST II, LLC	25%
Rossford Development LLC	10%
Ramco/ West Acres LLC	40%
Ramco/ Shenandoah LLC	40%

      In September 2001, we invested $756 for a 40 percent interest in a joint venture, Ramco/ West Acres LLC. Simultaneously, the joint venture acquired West Acres Commons shopping center located in Flint Township, Michigan for a purchase price of approximately $11,000 and assumed a mortgage note of $9,407. At December 31, 2001, the principal balance was $9,388, with fixed interest at 8.14% due April 2010.

      In November 2001, we invested $1,713 for a 40 percent interest in a joint venture, Ramco/ Shenandoah LLC. The remaining 60% of Ramco/ Shenandoah LLC is owned by various partnerships and trusts for the benefit of family members of one of our trustees, who also serves as a trustee for several of these trusts. The joint venture acquired Shenandoah Square shopping center located in Davie, Florida for a purchase price of approximately $16,300. At December 31, 2001, this entity had a note payable of $12,469, with interest at 4.75%, due February 2002. On January 29, 2002, the LLC refinanced the debt and obtained a mortgage note in the amount of $13,000, with fixed interest at 7.33% due March 2012.

      Under terms of the joint venture agreements, we earned acquisition fees of $165 and $163, respectively, from the above-mentioned joint ventures. We are responsible for the leasing and management of the projects, for which we receive management fees and leasing fees. The joint venture agreements included a buy-sell provision whereby we have the right to purchase or sell the properties during specific time periods.

      In April 2000, we contributed $1,287 for a 25% interest in a joint venture, in connection with the acquisition of East Town Plaza shopping center located in Madison, Wisconsin. The entity has a mortgage note in the amount of $12,000, with variable interest rate at LIBOR plus 232 basis points, due May 2003. The effective interest rate at December 31, 2001 was 4.47%.

      On September 29, 2000, we assigned 90 percent of our interest in Rossford Development LLC to an unrelated party. Simultaneously, we invested $100 in the entity. The joint venture reimbursed us approximately $9,700 for advances paid for the acquisition of land and construction in progress related to the development of the Crossroads Centre project, located in Rossford, Ohio. At December 31, 2001, Rossford Development LLC had a construction loan payable in the amount of $19,255, due June 2003, with variable interest at 5.57% and a note payable in the amount of $6,773, due October 2004 with interest at 17.05% but interest payable during the term of the note at 12%. In addition, the joint venture has a payable to us in the amount of $369, due June 2002, with interest at 15%.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under terms of the joint venture agreement with Rossford Development LLC, we are responsible for the development, leasing and management of the project, for which we will receive fees. The joint venture agreement included a provision whereby we have the right, but not the obligation, to purchase the project during specific time periods. If we do not exercise this option, we will be obligated to make an option payment of $3,300 to the 90% owner of this joint venture on July 17, 2002.

      Other unconsolidated entities had the following debt outstanding at December 31, 2001:

28th Street Kentwood Associates — $10,419, due July 2003, with fixed interest at 8.43%

S-12 Associates — $1,407, due May 2016, with fixed interest at 7.50%

RPT/ INVEST, LLC — $22,000, due August 2002 with variable interest at 4.18%

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Combined condensed financial information of our unconsolidated entities is summarized as follows:

	2001	2000	1999

ASSETS
Investment in real estate — net	$104,594	$63,805	$33,526
Other assets	6,151	8,428	5,341

Total Assets	$110,745	$72,233	$38,867

LIABILITIES
Mortgage notes payable	$94,080	$58,804	$34,223
Other liabilities	3,287	4,335	1,606

Total Liabilities	97,367	63,139	35,829
Owners’ equity	13,378	9,094	3,038

Total Liabilities and Owners’ Equity	$110,745	$72,233	$38,867

Company’s equity investments in unconsolidated entities	$7,139	$8,915	$6,357
Advances to unconsolidated entities	698	422	1,285

Total Equity Investments in and Advances to Unconsolidated Entities	$7,837	$9,337	$7,642

Revenues
Property revenues	$13,986	$9,450	$3,705
Fees and management income		3,841	2,544
Leasing/development cost reimbursements		2,485	2,323

Total Revenues	13,986	15,776	8,572

Expenses
Property expenses	9,302	8,276	3,087
Employee expenses		6,574	5,932
Office and other expenses		1,683	1,908
Total Expenses	9,302	16,533	10,927

Earnings (loss) before gain on sale of real estate	4,684	(757)	(2,355)
Gain on sale of real estate		249	251

Excess (deficiency) of revenues over expenses	4,684	(508)	(2,104)
Cost reimbursement from Operating Partnership		1,682	2,722

Income	$4,684	$1,174	$618

Company’s share of income	$932	$465	$257

      Our share of the unconsolidated entities’ income of $932, $465 and $257, for the years ended December 31, 2001, 2000 and 1999, was reduced by $119 in 2001, $267 in 2000, and $461 in 1999, which represents depreciation and amortization adjustments arising from our net basis adjustments in the unconsolidated entities’ assets. These adjustments result in net earnings (loss) of $813, $198 and ($204) from the unconsolidated entities’ for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, our investment in RPT/ Invest is approximately $722 lower than the net basis in the unconsolidated entity as a result of deferring the gain on the sale of the two properties sold to the joint venture.

      For the year ended December 31, 2001, Ramco, the management company which provides property management services to us and to other entities, is included in the consolidated

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements. Prior to January 1, 2001, Ramco was accounted for under the equity method.

8. Other Assets

      Other assets at December 31 are as follows:

	2001	2000

Leasing costs	$14,908	$13,101
Prepaid expenses and other	6,765	5,652
Deferred financing costs	5,872	5,667

	27,545	24,420
Less: accumulated amortization	(10,485)	(7,185)

	17,060	17,235
Proposed development and acquisition costs	8,394	5,190

Other assets — net	$25,454	$22,425

      Proposed development and acquisition costs include $5,140 at December 31, 2001 and 2000, for an investment in a shopping center currently under development. Our investment in this entity is accounted for using the cost method of accounting because we do not have the ability to exercise significant influence over the investee’s operating and financial policies.

      We may not be successful in identifying suitable real estate properties that meet our acquisition criteria or to develop proposed sites on satisfactory terms. We may not be successful negotiating for the acquisition of the land, obtaining required permits and completing developments in accordance with our budgets and on a timely basis. If we are not successful, costs incurred may be impaired and our financial condition and results of operations could be adversely affected.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Mortgages and Notes Payable

      Mortgages and notes payable at December 31 consist of the following:

	2001	2000

Fixed rate mortgages with interest rates ranging from 6.83% to 8.81% due at various dates through 2011	$195,290	$188,786
Floating rate mortgages at 75% of the rate of long-term Capital A rated utility bonds, due January 1, 2010, plus supplemental interest to equal LIBOR plus 200 basis points. The effective rate at December 31, 2001, was 6.41% and at December 31, 2000, was 7.95%	6,560	6,800
Floating rate mortgage with interest rate at prime or LIBOR plus 200 basis points, due September 2005. The effective rate at December 31, 2001, was 4.75%	21,000	—
Construction loan financing, converted to floating rate mortgage during 2001	—	18,017
Construction loan financing	—	13,575
Unsecured term loan, with an interest rate at LIBOR plus 400 basis points, due September 2003. The effective rate at December 31, 2001, was 6.03% and at December 31, 2000, was 10.64%	22,125	25,000
Credit Facility, with an interest rate at LIBOR plus 200 basis points, due September 2003, maximum available borrowings of $110,000. The effective rate at December 31, 2001, was 6.64% and at December 31, 2000, was 8.66%	102,300	101,830

	$347,275	$354,008

      The mortgage notes and construction loans are secured by mortgages on properties that have an approximate net book value of $325,667 as of December 31, 2001. The Credit Facility is secured by mortgages on various properties that have an approximate net book value of $164,702 as of December 31, 2001.

      The $110,000 Credit Facility bears interest between 162.5 and 225 basis points over LIBOR depending on certain debt ratios (using 200 basis points over LIBOR at December 31, 2001, the effective interest rate was 6.6%) and is secured by mortgages on various properties.

      At December 31, 2001, outstanding letters of credit issued under the Credit Facility, not reflected in the accompanying consolidated balance sheet, total approximately $818.

      The Credit Facility and the unsecured term loan contain financial covenants relating to loan to asset value, minimum operating coverage ratios, and a minimum equity value. As of December 31, 2001, we were in compliance with the covenant terms.

      The mortgage loans (other than our Credit Facility) encumbering our properties, including properties held by our unconsolidated joint ventures (See Note 7), are generally non-recourse, subject to certain exceptions for which we would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities. In addition, upon the occurrence of certain of such events, such as fraud or filing of a bankruptcy petition by the borrower, we would be liable for the entire outstanding balance of the loan, all interest accrued thereon and certain other costs, penalties and expenses.

      The following table presents scheduled principal payments on mortgages and notes payable as of December 31, 2001:

Year end December 31,
2002	$8,287
2003	125,510
2004	17,322
2005	14,362
2006	108,988
Thereafter	72,806

Total	$347,275

10. Leases

      Approximate future minimum rentals under noncancelable operating leases in effect at December 31, 2001, assuming no new or renegotiated leases nor option extensions on lease agreements, are as follows:

Year ended December 31,
2002	$54,593
2003	51,556
2004	46,284
2005	40,007
2006	35,766
Thereafter	239,106

Total	$467,312

      We lease office space under an operating lease that had an initial term of five years commencing on July 1, 1999. Rent expense under this lease amounted to $363 in 2001 and 2000 and $298 in 1999. Future minimum rental payments are as follows:

Year ended December 31,
2002	$363
2003	363
2004	182

Total	$908

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Earnings per Share

      The following table sets forth the computation of basic and diluted earnings per share (EPS) (in thousands, except share and per share data):

	2001	2000	1999

Numerator:
Net Income	$13,863	$11,756	$11,839
Preferred stock dividends	(3,360)	(3,360)	(3,407)

Income available to common shareholders for basic and dilutive EPS	$10,503	$8,396	$8,432

Denominator:
Weighted-average common shares for basic EPS	7,104,714	7,185,603	7,217,993
Effect of dilutive securities:
Options outstanding	20,465	1,778	—

Weighted-average common shares for dilutive EPS	7,125,179	7,187,381	7,217,993

Basic EPS	$1.48	$1.17	$1.17

Diluted EPS	$1.47	$1.17	$1.17

      In 2001, 2000 and 1999, conversion of the Series A Preferred Shares and of the Operating Partnership Units would have been antidilutive and, therefore, were not considered in the computation of diluted earnings per share.

12. Change in Method of Accounting for Percentage Rental Revenue

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), which among other topics, requires that real estate companies should not recognize contingent percentage rents until the specified target that triggers this type of income is achieved. We had previously recorded percentage rents throughout the year based on rent estimated to be due from the tenant.

      We elected to adopt the provisions of SAB 101 as of April 1, 2000. The cumulative effect of such adoption is a reduction in percentage rental revenue retroactive to January 1, 2000, of approximately $1,264.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following pro forma amounts reflect the effect of retroactive application of the change in method of accounting for percentage rents that would have been made in 1999 had the new method been in effect:

1999

Pro forma amounts assuming the new method of Accounting is applied retroactively:
Net income	$11,656
Preferred dividends	(3,407)

Net income available to common shareholders	$8,249

Earnings per share:
Basic	$1.14

Diluted	$1.14

13. Commitments and Contingencies

      During the third quarter of 1994, we held more than 25% of the value of our total assets in short-term Treasury Bill reverse repurchase agreements, which could be viewed as non-qualifying assets for purposes of determining whether we qualify to be taxed as a REIT. We requested that the IRS enter into a closing agreement with us that our ownership of the short-term Treasury Bill reverse repurchase agreements will not adversely affect our status as a REIT. The IRS deferred any action relating to this issue pending the further examination of our taxable years ended December 31, 1991, through 1994. As discussed below, the field examination has since been completed and the IRS has proposed to disqualify us as a REIT for our taxable year ended December 31, 1994, based on our ownership of the short-term Treasury Bill reverse repurchase agreements. Our former tax counsel, Battle Fowler LLP, had rendered an opinion on March 6, 1996, that our investment in the short-term Treasury Bill reverse repurchase agreements would not adversely affect our REIT status. This opinion, however, is not binding upon the IRS or any court.

      In connection with the incorporation and distribution of all of the shares of Atlantic Realty Trust in May 1996, we entered into a tax agreement with Atlantic under which Atlantic assumed all our tax liability arising out of the IRS’ then ongoing examination, excluding any tax liability relating to any actions or events occurring, or any tax return position taken after May 10, 1996, but including liabilities for additions to tax, interest, penalties and costs relating to covered taxes. Under the tax agreement, a group of our Trustees consisting of Stephen R. Blank, Arthur Goldberg and Joel Pashcow has the right to control, conduct and effect the settlement of any claims for taxes for which Atlantic assumed liability. Accordingly, Atlantic does not have any control as to the timing of the resolution or disposition of any such claims. In addition, the tax agreement provides that, to the extent any tax which Atlantic is obligated to pay under the tax agreement can be avoided through the declaration of a “deficiency dividend” (that is, our declaration and payment of a distribution that is permitted to relate back to the year for which the IRS determines a deficiency in order to satisfy the requirement for REIT qualification that we distribute a certain minimum amount of our “REIT taxable income” for such year), we will make, and Atlantic will reimburse us for the amount of, such deficiency dividend.

      In addition to examining our taxable years ended December 31, 1991, through 1994, the IRS examined our taxable year ended December 31, 1995. The IRS revenue agent issued an examination report on March 1, 1999 (which is hereinafter referred to as the “First Report”).

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As previously noted, the First Report proposes to disqualify us as a REIT for our taxable year ended December 31, 1994, based on our ownership of the short-term Treasury Bill reverse repurchase agreements. In addition, the First Report proposes to adjust our “REIT taxable income” for our taxable years ended December 31, 1991, 1992, 1993, and 1995. In this regard, we and Atlantic received an opinion from special tax counsel, Wolf, Block, Schorr and Solis-Cohen, on March 25, 1996, that, to the extent there is a deficiency in our “REIT taxable income” for our taxable years ended December 31, 1991, through 1994, and provided we timely make a deficiency dividend, our status as a REIT for those taxable years would not be affected. The First Report acknowledges that we may avoid disqualification for failure to meet the distribution requirement with respect to a year for which our income is increased can be avoided by payment of a deficiency dividend. However, the First Report notes that the payment of a deficiency dividend cannot cure our disqualification as a REIT for the taxable year ended December 31, 1994, based on our ownership of the short-term Treasury Bill reverse repurchase agreements.

      We believe that most of the positions set forth in the First Report are unsupported by the facts and applicable law. Accordingly, on April 30, 1999, we filed a protest with the Appeals Office of the IRS to contest most of the positions set forth in the First Report. The Appeals Officer returned the case file to the revenue agent for further development. On October 29, 2001, the revenue agent issued a new examination report (which is hereinafter referred to as the “Second Report”) that arrived at very much the same conclusions as the First Report. We filed a protest of the Second Report with the IRS on November 29, 2001, and expect to have a meeting with the appellate conferee in the near future. If a satisfactory result cannot be obtained through the administrative appeals process, judicial review of the determination is available to us. In addition, the IRS is currently conducting an examination of us for the taxable years ended December 31, 1996, and 1997, and of one of our subsidiary partnerships for the taxable years ended December 31, 1997, and 1998, and may shortly begin examination of us and/or the subsidiary partnership for subsequent taxable years.

      Based on the Second Report, we could be liable for up to $54.1 million in combined taxes, penalties and interest through March 31, 2002. However, the Second Report acknowledges (as does the First Report as noted above) that we can avoid disqualification as a REIT for certain of our examined tax years if we distribute a deficiency dividend to our shareholders. The distribution of a deficiency dividend would be deductible by us, thereby reducing our liability for federal income tax. Based on the Second Report, the proposed adjustments to our “REIT taxable income” would require us to pay a deficiency dividend to our current shareholders resulting in combined taxes, penalties, interest and deficiency dividends of approximately $56.3 million as of March 31, 2002.

      If, notwithstanding the above-described opinions of legal counsel, the IRS successfully challenges our status as a REIT for any taxable year, we will be able to re-elect REIT status commencing with the fifth succeeding taxable year (or possibly an earlier taxable year if we meet certain relief provisions under the Internal Revenue Code).

      In the notes to the consolidated financial statements made part of Atlantic’s most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2001, Atlantic has disclosed its liability for the tax deficiencies (and interest and penalties on the tax deficiencies) proposed to be assessed against us by the IRS for the taxable years ended December 31, 1991, through 1995, as reflected in each of the First Report and Second Report. We believe, but can provide no assurance, that Atlantic currently has sufficient assets to pay such tax deficiencies, interest and penalties. According to the quarterly report on Form 10-Q filed by Atlantic for its quarter ended September 30, 2001,

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Atlantic had net assets on September 30, 2001, of approximately $60 million (as determined pursuant to the liquidation basis of accounting). If the amount of tax, interest and penalties assessed against us ultimately exceeds the amounts proposed in each of the First Report and Second Report, however, because interest continues to accrue on the proposed tax deficiencies, or if additional tax deficiencies are proposed or for any other reason, then Atlantic may not have sufficient assets to reimburse us for all amounts we must pay to the IRS, and we would be required to pay the difference out of our own funds. Accordingly, the ultimate resolution of any controversy over tax liabilities covered by the above-described tax agreement may have a material adverse effect on our financial position, results of operations or cash flows, including if we are required to distribute deficiency dividends to our shareholders and/or pay additional taxes, interest and penalties to the IRS in amounts that exceed the value of Atlantic’s net assets. Moreover, the IRS may assess us with taxes that Atlantic is not required under the above-described tax agreement to pay, such as taxes arising from the recently-commenced examination of us for the taxable years ended December 31, 1996, and 1997, and of our subsidiary partnership for the taxable years ended December 31, 1997, and 1998. There can be no assurance, therefore, that the IRS will not assess us with substantial taxes, interest and penalties which Atlantic cannot, is not required to, or otherwise does not pay.

      On December 31, 2001, Ramco/ Shenandoah LLC had a $12,469 unsecured note payable, which is due in February 2002. We unconditionally guaranteed this debt and, therefore, we were contingently liable for this amount. Subsequent to December 31, 2001, Ramco/ Shenandoah LLC obtained a mortgage note payable in the amount of $13,000 and used part of the proceeds to pay off the original note. We did not guarantee the subsequent financing.

      In connection with the development and expansion of various shopping centers as of December 31, 2001, we have entered into agreements for construction costs of approximately $5,300.

14. Shareholders’ Equity

      Convertible Series A Preferred Shares — In October, 1997 we entered into an agreement with certain clients advised by Morgan Stanley Asset Management, Inc. (“MSAM”), and Kimco Realty Corporation (“Kimco”) pursuant to which such entities agreed to invest up to an aggregate of $35,000 in the Operating Partnership. The MSAM clients and Kimco initially purchased Preferred Operating Partnership Units which, after shareholder approval in December 1997, were converted into our Series A Convertible Preferred Shares (“Series A Preferred Series”) and, ultimately, may be converted into Common Shares. The initial investments of $11,667 were made in October 1997. During 1998, we issued 933,000 Series A Preferred Shares receiving net proceeds of approximately $22,682.

      The MSAM clients are required to purchase 19.4% of the first $50,000 in a follow-on public offering of our Shares at the offering price less the underwriter’s fees, commissions, and discounts per share. Upon consummation of such public offering, all outstanding Series A Preferred Shares will be exchanged into Common Shares, at a conversion price of $17.50 per share, which conversion price is subject to adjustment in certain circumstances.

      The Series A Preferred Shares rank senior to the Common Shares with respect to dividends and upon liquidation, dissolution or winding up of the Company. The Series A Preferred Shares are entitled to receive cumulative dividends, payable quarterly in arrears, at an annual rate equal to the greater of (i) 9.60% of the stated value ($25.00 per share) and (ii) the dividend rate expressed as an annual rate which is implicit in the amount of dividends actually paid with respect to Common Shares, based on a $17.50 per share price for the Common Shares, determined as of each quarterly dividend payment date (the “Payable Component”).

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Payable Component will be increased by an amount equal to an annual rate of 3% under certain circumstances. The holders of Series A Preferred Shares have the right to vote on all matters which holders of Common Shares are entitled to vote upon on an as converted basis, as though such holders own Common Shares. In addition, the Trust will not be permitted to engage in or effect certain types of transactions or actions without the approval of holders of at least 51% of the outstanding Series A Preferred Shares voting separately as a class. The conversion price for Common Shares of $17.50 contain anti-dilution rights and will be adjusted to reflect the effects of stock dividends, distributions, subdivisions or combination.

      The Series A Preferred Shares are subject to mandatory conversion on the date which is the earlier of a qualified underwritten offering or the maturity date which is on October 3, 2002. At the option of the holders, the Series A Preferred Shares will be convertible in whole or in part into Common Shares at the stated value plus unpaid dividends prior to the maturity date or qualified underwritten offering date. The maturity date will be accelerated and all Series A Preferred Shares will be redeemed in cash at the stated value plus unpaid dividends in the event that it is determined by the IRS that it will, for any period, deny to us the tax benefits associated with REIT qualification and either or both of the following circumstances arise: (i) we do not receive (within a period of 60 days of the date established by the IRS as the date of which the deficiency dividend or other additional taxes are required to be paid) the full indemnity payment for such loss of tax benefits that we are entitled to receive from Atlantic pursuant to the Tax Agreement with Atlantic, or (ii) counsel reasonably satisfactory to MSAM is unable to provide to the holders of the Series A Preferred Shares affirmative advice that, commencing not later than with the taxable year ending December 31, 2001, we will, notwithstanding such determination by the IRS, be able to elect to be qualified and taxed as a REIT under the Code, and its proposed method of operation will enable it so to qualify for following years.

      On March 14, 2002, we entered into an agreement with the MSAM clients to redeem all 1,200,000 of the Series A Preferred Shares they hold upon consummation of a public offering of Common Shares on or before September 26, 2002. We may also elect to redeem the shares before that date if we secure alternative financing of the redemption price. The redemption price for the shares depends on the public offering price of the Common Shares sold in the public offering or the price at which the Common Shares trade on the New York Stock Exchange, but the redemption price will not be less than $22.14 per Series A Preferred Share, or approximately $26.6 million in the aggregate. If the public offering price of the Common Shares sold in the offering is greater than $17.50 per share, the redemption price for the Series A Preferred Shares would be greater than $22.14 per share, based upon the formula contained in the redemption agreement.

      Dividend Reinvestment Plan — We have a dividend reinvestment plan that allows for participating shareholders to have their dividend distributions automatically invested in additional shares of beneficial interest in the Company based on the average price of the shares acquired for the distribution.

15. Benefit Plans

Stock Option Plans

      1996 Share Option Plan — In May 1996, we adopted the 1996 Share Option Plan (the “Plan”) to enable our employees to participate in the ownership of the Company. The Plan was amended in June 1999 to provide for the maximum number of common shares available for issuance under the Plan to equal 9 percent of the total number of issued and outstanding common shares (on a fully diluted basis assuming the exchange of all OP units and Series A

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Shares for common shares), which number would equal approximately 1,083,000 common shares at December 31, 2001. The Plan provides for the award of up to 1,083,000 stock options to purchase common shares of beneficial interest, at the fair market value at the date of grant, to executive officers and employees of the Company. The Plan is administered by the independent trustee members of the Compensation Committee of the Board of Trustees, whose members are not eligible for grants under the Plan. Stock options granted under the Plan vest and become exercisable in installments on each of the first three anniversaries of the date of grant and expire ten years after the date of grant. No more than 50,000 share options may be granted to any one individual in any calendar year.

      1997 Non-Employee Trustee Stock Option Plan — On June 10, 1997, we adopted the 1997 Non-Employee Trustee Stock Option Plan (the “Trustees’ Plan”) which permits us to grant non-qualified options to purchase up to 100,000 common shares of beneficial interest in the Company at the fair market value at the date of grant. Each Non-Employee Trustee will be granted an option to purchase 2,000 shares annually on our annual meeting date, beginning June 10, 1997. Stock options granted to participants vest and become exercisable in installments on each of the first two anniversaries of the date of grant and expire ten years after the date of grant.

      Information relating to the 1996 Share Option Plan and the 1997 Non-Employee Trustee Stock Option Plan (the “Plans”) from December 31, 1998 through December 31, 2001 is as follows:

	Number	Weighted Average
	Of Shares	Exercise Price

Outstanding at December 31, 1998	511,103	$16.74
Granted	24,000	16.38
Cancelled or expired	(15,779)	17.23

Outstanding at December 31, 1999	519,324	$16.71
Granted	162,000	14.11
Cancelled or expired	(13,695)	18.60

Outstanding at December 31, 2000	667,629	$16.04
Granted	12,000	17.33
Cancelled or expired	(19,191)	19.02
Exercised	(6,833)	16.42

Outstanding at December 31, 2001	653,605	$15.97

Shares exercisable at December 31, 1999	318,119	$16.58

Shares exercisable at December 31, 2000	424,954	$16.70

Shares exercisable at December 31, 2001	532,269	$16.31

      At December 31, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options was $14.06 — $21.63, and 6.3 years.

      The fair value of options granted during 2001, 2000 and 1999 was estimated to be immaterial on the date of grant. All options granted were non-qualified share options. This was

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2001	2000	1999

Risk-free interest rate	4.8%	6.5%	5.7%
Dividend yield	9.7%	11.9%	11.2%
Volatility	19.5%	19.0%	17.3%
Weighted average expected life	5.0	5.0	5.0

      We account for the Plans in accordance with Accounting Principles Board Opinion No. 25 under which no compensation cost has been recognized for stock option awards. There would be no material difference if compensation cost had been calculated consistent with the provisions of Statement of Financial Standards No. 123, “Accounting for Stock Based Compensation.”

401(k) Plan

      We sponsor a 401(k) defined contribution plan covering substantially all officers and employees of the Company which allows participants to defer up to a maximum of 17.5% of their compensation. We contribute up to a maximum of 50% of the employee’s contribution for 2001 and 2000 and 25% for 1999, up to a maximum of 5% of an employee’s annual compensation. During 2001, 2000 and 1999, our matching cash contributions were $154, $157 and $57, respectively.

16. Financial Instruments

      Statement of Financial Accounting Standards No. 107 requires disclosure about fair value of all financial instruments. The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments. As of December 31, 2001 and 2000 the mortgages and notes payable amounts are also a reasonable estimate of their fair value because their interest rates approximate the current borrowing rates available to us.

17. Quarterly Financial Data (Unaudited)

      The following table sets forth the quarterly results of operations for the years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

			Earnings Per Share

	Revenues	Net income	Basic	Diluted

2001
Quarter ended:
March 31	$23,544	$6,336	$0.77	$0.69
June 30	21,466	2,634	0.25	0.25
September 30	22,653	2,674	0.26	0.26
December 31	23,310	2,219	0.19	0.19

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Earnings Per Share

	Revenues	Net income	Basic	Diluted

2000(1)
Quarter ended:
March 31	$21,828	$3,224	$0.33	$0.33
June 30	21,158	4,972	0.57	0.54
September 30	21,634	2,685	0.26	0.26
December 31	23,912	2,139	0.18	0.18

(1)	As of April 1, 2000, we changed our method of accounting for percentage rents, as required under the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The newly adopted method requires us to recognize contingent percentage rental income only when the specified target that triggers this type of income is achieved. The cumulative effect of adopting this change in accounting is a reduction in percentage rental income as of January 1, 2000.

For the quarters ended during 2000, net income and basic and diluted earnings per share are before the cumulative effect of the change in accounting principle.

18. Transactions With Related Parties

      In January 2001, we sold White Lake MarketPlace to Pontiac Mall Limited Partnership for cash of $20,200, resulting in a gain on sale of approximately $5,300. Various executive officers/trustees of the Company are partners in that partnership. The property was offered for sale, utilizing the services of a national real estate brokerage firm, and we accepted the highest offer from an unrelated party. Subsequently the buyer cancelled the agreement. Pontiac Mall Limited Partnership presented a comparable offer, which resulted in more favorable economic benefits to us. The sale of the property to Pontiac Mall Limited Partnership was entered into upon the unanimous approval of the independent members of our Board of Trustees.

      Under terms of an agreement with Pontiac Mall Limited Partnership, we continue to manage the property and receive management fees. In 2001, we received $70 in management fees from the partnership.

      At December 31, 2001, Ramco/ Shenandoah LLC had a $12,469 unsecured note payable, due February 2002. We unconditionally guaranteed this debt and therefore we were contingently liable for this amount. Subsequent to December 31, 2001, Ramco/ Shenandoah LLC obtained a mortgage note payable in the amount of $13,000 and used part of the proceeds to pay off the original note. We did not guarantee the subsequent financing.

      At December 31, 2001, we had a receivable from Rossford Development LLC in the amount of $369, due June 2002, with interest at 15%.

      We have management agreements with various partnerships and perform certain administrative functions on behalf of entities owned in part by certain trustees and/or officers of the

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company. The following revenue was earned during the three years ended December 31, 2001 from these related parties:

	2001	2000	1999

Management fees	$322	$391	$787
Leasing fee income		77	231
Acquisition fee	163
Brokerage commission and other	57	8	2
Payroll reimbursement	88	88	97

Total	$630	$564	$1,117

      We had receivables from related entities in the amount of $355 at December 31, 2001 and $337 at December 31, 2000.

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. REAL ESTATE ASSETS

      Net Investment in Real Estate Assets at December 31, 2001

					Initial Cost
					to Company

						Building &
		Year	Year	Year		Improvements
Property	Location	Constructed(a)	Acquired	Renovated	Land	(f)

Alabama
Cox Creek Plaza	Florence, AL		1997	2000	589	5,336
Florida
Crestview Corners	Crestview, FL		1997		400	3,602
Lantana Plaza	Lantana, FL		1993		2,590	2,600
Naples Towne Center	Naples, FL	1983	1996		218	1,964
Pelican Plaza	Sarasota, FL		1997		710	6,404
Shoppes of Lakeland	Lakeland, FL		1996		1,279	11,543
Southbay Fashion Center	Osprey, FL		1998		597	5,355
Sunshine Plaza	Tamarac, FL		1991	1998	1,748	7,452
Village Lakes	Land O’ Lakes, FL		1997		862	7,768
Georgia
Conyers Crossing	Conyers, GA		1998		729	6,562
Holcomb Center	Alpharetta, GA		1996		658	5,953
Indian Hills	Calhoun, GA		1997		706	6,355
Mays Crossing	Stockbridge, GA		1997		725	6,532
Maryland
Crofton Plaza	Crofton, MD		1991		3,201	6,499
Michigan
Auburn Mile	Auburn Hills, MI	2000	1999		15,704	0
Clinton Valley Mall	Sterling Heights, MI	1979	1996	1999	1,101	9,910
Clinton Valley Shopping Center	Sterling Heights, MI	1979	1996		399	3,588
Eastridge Commons	Flint, MI	1990	1996	1997	1,086	9,775
Edgewood Towne Center	Lansing, MI	1990	1996	1992	665	5,981
Ferndale Plaza	Ferndale, MI	1984	1996		265	2,388
Fraser Shopping Center	Fraser, MI		1996		363	3,263
Jackson Crossing	Jackson, MI		1996	2000	2,249	20,237
Jackson West	Jackson, MI	1996	1996	1999	2,806	6,270
Lake Orion Plaza	Lake Orion, MI	1977	1996		470	4,234
Madison Center	Madison Heights, MI		1997	2000	817	7,366
New Towne Plaza	Canton, MI	1976	1996	1998	817	7,354
Oak Brook Square	Flint, MI		1996		955	8,591
Roseville Plaza	Roseville, MI		1996	2001	1,403	13,195
Southfield Plaza	Southfield, MI		1996	1999	1,121	10,090
Taylor Plaza	Taylor, MI		1996		400	1,930
Tel-Twelve Center	Southfield, MI	1968	1996	1997	3,819	43,181
West Oaks I	Novi, MI	1981	1996	1997-98	0	6,304
West Oaks II	Novi, MI	1987	1996	2000	1,391	12,519
White Lake Marketplace	White Lake Township, MI	1999	1998		2,965	0

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Gross Cost at
		End of Period(b)
	Subsequent
	Capitalized		Building &		Accumulated
Property	Costs	Land	Improvements	Total	Depreciation(c)	Encumbrances

Alabama
Cox Creek Plaza	1,408	932	6,401	7,333	715		(d)
Florida
Crestview Corners	21	400	3,623	4,023	378		(d)
Lantana Plaza	1,658	2,590	4,258	6,848	796		(d)
Naples Towne Center	277	218	2,241	2,459	364		(d)
Pelican Plaza	155	710	6,559	7,269	818		(d)
Shoppes of Lakeland	273	1,279	11,816	13,095	1,548		(d)
Southbay Fashion Center	89	597	5,444	6,041	510		(d)
Sunshine Plaza	10,784	1,748	18,236	19,984	2,451		(d)
Village Lakes	44	862	7,812	8,674	786		(d)
Georgia
Conyers Crossing	617	729	7,179	7,908	600		(d)
Holcomb Center	582	658	6,535	7,193	875		(d)
Indian Hills	88	707	6,442	7,149	676		(d)
Mays Crossing	45	725	6,577	7,302	697		(d)
Maryland
Crofton Plaza	1,462	3,201	7,961	11,162	1,989		(d)
Michigan
Auburn Mile	12,104	24,945	2,863	27,808	99	21,000
Clinton Valley Mall	4,256	1,101	14,166	15,267	1,600		(e)
Clinton Valley Shopping Center	329	399	3,917	4,316	612		(d)
Eastridge Commons	2,061	1,086	11,836	12,922	1,904		(e)
Edgewood Towne Center	4	645	6,005	6,650	858		(d)
Ferndale Plaza	47	265	2,435	2,700	352		(d)
Fraser Shopping Center	162	363	3,425	3,788	567		(e)
Jackson Crossing	7,687	2,249	27,924	30,173	3,851		(e)
Jackson West	6,216	2,806	12,486	15,292	1,771	7,636
Lake Orion Plaza	91	471	4,324	4,795	624		(e)
Madison Center	2,794	817	10,160	10,977	1,145	10,294
New Towne Plaza	1,503	817	8,857	9,674	1,218		(e)
Oak Brook Square	299	955	8,890	9,845	1,376	6,560
Roseville Plaza	2,265	1,403	15,460	16,863	2,208		(e)
Southfield Plaza	1,300	1,121	11,390	12,511	1,613		(e)
Taylor Plaza	15	400	1,945	2,345	269		(d)
Tel-Twelve Center	10,980	3,819	54,161	57,980	7,143		(e)
West Oaks I	2,837	0	9,141	9,141	1,208	4,000
West Oaks II	5,728	1,391	18,247	19,638	2,154	6,244
White Lake Marketplace	(2,771)	194	0	194	0

RAMCO-GERSHENSON PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Initial Cost
					to Company

						Building &
		Year	Year	Year		Improvements
Property	Location	Constructed(a)	Acquired	Renovated	Land	(f)

North Carolina
Hickory Corners	Hickory, NC		1997	1999	798	7,192
Holly Springs Plaza	Franklin, NC		1997		829	7,470
Ridgeview Crossing	Elkin, NC		1997		1,054	9,494
Ohio
Office Max Center	Toledo, OH	1994	1996		227	2,042
Spring Meadows Place	Holland, OH	1987	1996	1997	1,662	14,959
Troy Towne Center	Troy, OH	1990	1996	1996	930	8,372
South Carolina
Edgewood Square	North Augusta, SC		1997		1,358	12,229
Taylors Square	Greenville, SC		1997		1,581	14,237
Tennessee
Cumberland Gallery	New Tazewell, TN		1997		327	2,944
Highland Square	Crossville, TN		1997		913	8,189
Northwest Crossing	Knoxville, TN		1997		1,284	11,566
Northwest Crossing II	Knoxville, TN	1999	1999		570	0
Stonegate Plaza	Kingsport, TN		1997		606	5,454
Tellico Plaza	Lenoir City, TN		1997		611	5,510
Virginia
Aquia Towne Center	Stafford, VA		1998		2,187	19,776
Wisconsin
West Allis Towne Centre	West Allis, WI	1987	1996		1,866	16,789

				Totals	$70,611	$406,324

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Gross Cost at
		End of Period(b)
	Subsequent
	Capitalized		Building &		Accumulated
Property	Costs	Land	Improvements	Total	Depreciation(c)	Encumbrances

North Carolina
Hickory Corners	75	798	7,267	8,065	781		(d)
Holly Springs Plaza	69	829	7,539	8,368	791		(d)
Ridgeview Crossing	78	1,054	9,572	10,626	1,001		(e)
Ohio
Office Max Center	0	227	2,042	2,269	289		(d)
Spring Meadows Place	1,069	1,662	16,028	17,690	2,526	5,446
Troy Towne Center	1,070	930	9,442	10,372	1,387		(e)
South Carolina
Edgewood Square	30	1,358	12,259	13,617	1,279		(d)
Taylors Square	477	1,721	14,574	16,295	1,570		(e)
Tennessee
Cumberland Gallery	22	327	2,966	3,293	316		(d)
Highland Square	32	913	8,221	9,134	857	2,681
Northwest Crossing	49	1,284	11,615	12,899	1,218		(e)
Northwest Crossing II	1,623	570	1,623	2,193	86
Stonegate Plaza	107	606	5,561	6,167	580		(e)
Tellico Plaza	10	611	5,520	6,131	576		(d)
Virginia
Aquia Towne Center	249	2,187	20,025	22,212	1,657	14,644
Wisconsin
West Allis Towne Centre	44	1,866	16,833	18,699	2,391		(e)

	$80,414	$77,546	$479,803	$557,349	$61,080

(a)	If prior to May 1996, constructed by a predecessor of the Company.

(b)	The aggregate cost of land and buildings and improvements for federal income tax purposes is approximately $386 million.

(c)	Depreciation for all properties is computed over the useful life which is generally forty years.

(d)	The property is pledged as collateral on the secured line of credit.

(e)	The property is pledged as collateral on secured mortgages.

(f)	Refer to Footnote 2 for a summary of the Company’s capitalization policies.

The changes in real estate assets and accumulated depreciation for the years ended December 31, 2001 and 2000 are as follows:

Real Estate Assets	2001	2000

Balance at beginning of period	$557,995	$542,955
Land Development/ Acquisitions	140	—
Capital Improvements	21,587	17,354
Sale of Assets	(22,373)	(2,314)

Balance at end of period	$557,349	$557,995

Accumulated Depreciation	2001	2000

Balance at beginning of period	$48,366	$35,492
Sales/ Retirements	(944)	—
Depreciation	13,658	12,874

Balance at end of period	$61,080	$48,366

RAMCO-GERSHENSON PROPERTIES TRUST

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2001, 2000 and 1999

	Balance at
	Beginning	Charged		Balance at
	of Year	to Expense	Deductions	End of Year

	(Dollars in thousands)
Year ended December 31, 2001 —
Allowance for doubtful accounts	$1,283	$735	$245	$1,773
Year ended December 31, 2000 —
Allowance for doubtful accounts	$1,490	$330	$537	$1,283
Year ended December 31, 1999 —
Allowance for doubtful accounts	$1,298	$559	$367	$1,490

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Ramco-Gershenson Properties Trust

3,000,000

Common Shares of Beneficial Interest

Deutsche Banc Alex. Brown

McDonald Investments Inc.

Robertson Stephens

Prospectus

                              , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by us (other than underwriting commissions and discounts) in connection with the offering of our common shares being registered by this registration statement. All amounts are estimated except the SEC registration fee and the NASD filing fee.

SEC registration fee		$5,688
NYSE Supplemental Listing Fee		$40,230
NASD filing fee		$20,000
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Printing expenses	$		*
Blue Sky fees	$		*
Miscellaneous	$		*

Total	$		*

*	To be filed in an amendment.

Item 15.     Indemnification of Directors and Officers

      Under Maryland law, a real estate investment trust formed in Maryland is permitted to eliminate, by provision in its declaration of trust, the liability of its trustees and officers to the trust and shareholders for money damages except for (i) actual receipt of an improper benefit or profit in money, property or services or (ii) acts or omissions involving active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Declaration of Trust (as amended and restated) contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

      Under our Declaration of Trust and Bylaws, we are required to indemnify any trustee or officer (a) against reasonable expenses incurred by him in the successful defense (on the merits or otherwise) of any proceeding to which he is made a party by reason of such status or (b) against any claim or liability to which he may become subject by reason of such status unless it is established that (i) the act or omission giving rise to the claim was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. We are also required by our Bylaws to pay or reimburse, in advance of a final disposition, reasonable expenses of a trustee or officer made a party to a proceeding by reason of his status as such upon receipt of a written affirmation by the trustee or officer of his good faith belief that he has met the applicable standard for indemnification under such Bylaws and a written undertaking to repay such expenses if it shall ultimately be determined that the applicable standard was not met.

Item 16.     Exhibits

      The following exhibits are filed herewith or incorporated by reference:

Exhibit
Number	Description of Exhibit

1	Form of Equity Underwriting Agreement*
4.1	Amended and Restated Declaration of Trust of the Registrant, dated October 2, 1997, incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
4.2	Articles Supplementary to Amended and Restated Declaration of Trust, dated October 2, 1997, incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
4.3	By-Laws of the Registrant adopted October 2, 1997, incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
5	Opinion of Ballard Spahr Andrews and Ingersoll, LLP as to the validity of the common shares
8	Opinion of Honigman Miller Schwartz and Cohn LLP as to certain tax matters
10.42	Stock Redemption Agreement dated as of March 14, 2002 among the Registrant and the Sellers named therein
23.1	Consent of and Report on Schedule from Deloitte & Touche LLP
23.2	Consent of Ballard Spahr Andrews and Ingersoll, LLP (included in Exhibit 5)
23.3	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 8)
24	Powers of Attorney**

*	To be filed by Amendment

**	Previously filed

Item 17.     Undertakings

      (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) The undersigned registrant hereby undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration

Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on March 22, 2002.

RAMCO-GERSHENSON PROPERTIES TRUST

By:	/s/ DENNIS E. GERSHENSON

Dennis E. Gershenson
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joel D. Gershenson	Chairman of the Board of Trustees	March 22, 2002

* Dennis E. Gershenson	President, Chief Executive Officer and Trustee (Principal Executive Officer)	March 22, 2002

* Richard J. Smith	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2002

* Stephen R. Blank	Trustee	March 22, 2002

* Arthur H. Goldberg	Trustee	March 22, 2002

* Selwyn Isakow	Trustee	March 22, 2002

* Robert A. Meister	Trustee	March 22, 2002

* Joel M. Pashcow	Trustee	March 22, 2002

* Mark K. Rosenfeld	Trustee	March 22, 2002

*By: /s/ DENNIS E. GERSHENSON Dennis E. Gershenson, Attorney in Fact		March 22, 2002

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1	Form of Equity Underwriting Agreement*
4.1	Amended and Restated Declaration of Trust of the Registrant, dated October 2, 1997, incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
4.2	Articles Supplementary to Amended and Restated Declaration of Trust, dated October 2, 1997, incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
4.3	By-Laws of the Registrant adopted October 2, 1997, incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997.
5	Opinion of Ballard Spahr Andrews and Ingersoll, LLP as to the validity of the common shares
8	Opinion of Honigman Miller Schwartz and Cohn LLP as to certain tax matters
10.42	Stock Redemption Agreement dated as of March 14, 2002 among the Registrant and the Sellers named therein
23.1	Consent of and Report on Schedule from Deloitte & Touche LLP
23.2	Consent of Ballard Spahr Andrews and Ingersoll, LLP (included in Exhibit 5)
23.3	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 8)
24	Powers of Attorney**

*	To be filed by amendment hereto

** Previously filed